As filed with the Securities and Exchange Commission on December 1, 2003
Registration No. 333-108928

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Vivendi Universal S.A.

(Exact name of registrant as specified in its charter)

Republic of France	7389	None
(State or other jurisdiction of incorporation or organization	(Primary standard industrial classification code number)	(I.R.S. employer identification number)
42, avenue de Friedland
75008 Paris
France
+33 (1) 71 71 10 10
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Vivendi Universal U.S. Holding Co.

800 Third Avenue
5th Floor
New York, New York 10022
(212) 572-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jean-François Dubos Vivendi Universal S.A. 42, Avenue de Friedland 75008 Paris France +44 (0)1 71 71 10 10	William P. Rogers, Jr. Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR England +44 (0)20 7453 1050

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not consummate the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 1, 2003

PROSPECTUS

$975,000,000 6.25% Senior Notes due 2008

€500,000,000 6.25% Senior Notes due 2008

Vivendi Universal S.A.

Offer to Exchange all Outstanding
6.25% Senior Notes due 2008, for a new issue of 6.25% Senior Notes due 2008, and
6.25% Senior Notes due 2008, for a new issue of 6.25% Senior Notes due 2008
This Exchange Offer Will Expire at the Times set forth in this Prospectus, unless Extended.

Material Terms of the Exchange Offer

•	We are offering to exchange all outstanding notes that are validly tendered and not withdrawn for an equal principal amount of notes that are registered under the Securities Act of 1933.

•	Outstanding notes denominated in dollars may be exchanged only for exchange notes denominated in dollars, and outstanding notes denominated in euro may be exchanged only for exchange notes denominated in euro.

•	The exchange offer is subject to conditions, including that the exchange offer does not violate any law or applicable interpretation of any law by the staff of the Securities and Exchange Commission.

•	You may withdraw your tender of outstanding notes at any time before the expiration of the exchange offer.

•	An exchange pursuant to the exchange offer will not be taxable for United States federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	Our affiliates may not participate in the exchange offer.

The Exchange Notes

•	The terms of the exchange notes to be issued are substantially identical to the outstanding notes that we issued on July 10, 2003, except that transfer restrictions and registration rights provisions relating to the outstanding notes will not apply to the exchange notes.

•	Interest on the dollar-denominated exchange notes will accrue at the rate of 6.25% per year and interest on the euro-denominated exchange notes will accrue at the rate of 6.25% per year, in each case, payable in cash every six months on January 15 and July 15, with the first payment on January 15, 2004.

•	The dollar-denominated exchange notes and the euro-denominated exchange notes will rank equally with all of our current and future unsecured senior indebtedness and junior to our current and future secured indebtedness up to the value of the collateral securing such indebtedness. The exchange notes will effectively rank junior to all indebtedness and other liabilities, including trade payables, of our subsidiaries. As of June 30, 2003, after giving effect to the issuance on July 10, 2003 of the €1,346,000,000 Senior Notes due 2008, which we refer to as the outstanding notes, and the application of the net proceeds thereof as set forth under “Use of Proceeds”, (1) we and our consolidated subsidiaries would have had gross debt (including short term debt) of €17.1 billion outstanding, (2) Vivendi Universal would have had €3.1 billion of secured indebtedness and €8.1 billion of unsecured senior indebtedness outstanding (excluding debt of our subsidiaries) and (3) our subsidiaries would have had €5.9 billion of indebtedness outstanding.

•	We intend to list the exchange notes on the Luxembourg Stock Exchange.

     On November 21, 2003, we entered into a supplemental indenture amending the indenture governing the outstanding notes and the exchange notes following the completion of a solicitation of consents from the holders of the outstanding notes. See “Recent Developments — Consent Solicitation.”

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. Each Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

     Investing in the exchange notes involves risks. Please consider carefully the “Risk Factors” beginning on page 19 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December   , 2003

AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
SPECIAL NOTICE TO INVESTORS IN FRANCE
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
THE 2003 REFINANCING PLAN
RATIO OF EARNINGS TO FIXED CHARGES
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
TAXATION
DESCRIPTION OF EXCHANGE NOTES
REGISTERED EXCHANGE OFFER; REGISTRATION RIGHTS
PLAN OF DISTRIBUTION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
LUXEMBOURG LISTING AND GENERAL INFORMATION
SUPPLEMENTARY FINANCIAL DATA
EXHIBIT 4.5
EXHIBIT 5.1
EXHIBIT 5.2
EXHIBIT 12.1
EXHIBIT 23.3
EXHIBIT 23.4

We are not asking you for a proxy and you are requested not to send us a proxy.

AVAILABLE INFORMATION

      Vivendi Universal files or furnishes annual and current reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document Vivendi Universal files or furnishes at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Certain of the documents we have filed with or furnished to the SEC are also available to the public from the SEC’s web site at www.sec.gov or from Vivendi Universal’s web site at www.vivendiuniversal.com. However, the information on Vivendi Universal’s web site does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

      In this document, Vivendi Universal “incorporates by reference” the information it files with the SEC, which means that Vivendi Universal can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Vivendi Universal incorporates by reference the documents listed below and any future Annual Reports on Form 20-F filed with and any Reports of Foreign Private Issuer on Form 6-K that are so designated and that are furnished to the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and until this exchange offer is completed:

•	its Annual Report on Form 20-F for fiscal year ended December 31, 2002, which we refer to as our Annual Report on Form 20-F for the year ended December 31, 2002;

•	Exhibit 99.1 to its Report on Form 6-K furnished to the SEC on October 1, 2003, the First Half 2003 Operating and Financial Review and Prospects and Unaudited Interim Financial Statements for the First Half of 2003, which we refer to as the Half-Year Report;

•	its Report on Form 6-K furnished to the SEC on October 20, 2003;

•	its Report on Form 6-K furnished to the SEC on November 4, 2003;

•	its Reports on Form 6-K furnished to the SEC on November 7, 2003; and

•	its Report on Form 6-K furnished to the SEC on November 25, 2003.

(i)

      You may request a copy of these filings at no cost, by writing or telephoning Vivendi Universal at:

Vivendi Universal

42, avenue de Friedland
75008 Paris
France
Attn: Investor Relations
33-1-7171-1000

      To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 12:00 Midnight, New York City time on                     , 2004 with respect to the Outstanding Dollar Notes (as defined below), and 12:00 Midnight, London time on                     , 2004 with respect to the Outstanding Euro Notes (as defined below). The exchange offer can be extended by us in our sole discretion. See the section entitled “Exchange Offer” for more detailed information.

      Copies of these filings and other information relating to the issuance of the Notes will also be available at the specified offices of the paying agent for the Notes in Luxembourg.

      You should rely only upon the information provided in this document or incorporated in this document by reference. Vivendi Universal has not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than that on the front cover of the document.

      In this prospectus, references to “dollars”, “US $” or “$” are to United States dollars and references to “€” or “euro” are to the single currency of the participating member states in the Third Stage of European Economic and Monetary Union (EMU) of the Treaty Establishing the European Community, as amended from time to time.

SPECIAL NOTICE TO INVESTORS IN FRANCE

      Neither this prospectus nor any other offering material relating to the Notes has been submitted to the clearance procedures of the Commission des Opérations de Bourse (COB) in France.

      The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in the Republic of France, neither this prospectus nor any other offering material relating to the Notes has been distributed or caused to be distributed and will be distributed or caused to be distributed to the public in the Republic of France, and such offers, sales and distributions will be made in the Republic of France only to qualified investors (investisseurs qualifiés) as defined in and in accordance with Articles L.411-1 and L.411-2 of the French Code Monétaire et Financier and French Decree no. 98-880 dated October 1, 1998.

      Vivendi Universal confirms that, to the best of its knowledge, information and belief, having made all reasonable inquiries, as of the date hereof the information contained in this prospectus with respect to it and the Notes is, subject as provided below in relation to the clearing arrangements contained in this prospectus, true and accurate in all material respects and is not misleading in any material respect, and that there are no other facts, the omission of which would, in the context of the issuance and offering of the Notes, make this prospectus as a whole or any such information misleading in any material respect. Vivendi Universal accepts responsibility for the information contained in this prospectus, other than the information relating to clearing arrangements, as provided below, and market data contained in this prospectus in respect of which we only take responsibility for the correct compilation, extraction and reproduction of such information for the relevant source.

      The information set out in the sections of this prospectus describing clearing arrangement is subject to any change or reinterpretation of the rules, regulations and procedures of The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. and Clearstream Banking, S.A., in each case as currently in effect. The information in such sections concerning these clearing systems has been

(ii)

obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information. If you wish to use the facilities of any of the clearing systems you should confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. We will not be responsible or liable for any aspect of the records relating to, or payments made on account of, book-entry interests held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such book-entry interests.

      THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The distribution of this prospectus and the offering and sale of the Notes in certain jurisdictions may be restricted by law. Vivendi Universal and the Initial Purchasers require persons in whose possession this prospectus comes to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the Notes in any jurisdiction in which such offer or invitation would be unlawful.

FORWARD-LOOKING STATEMENTS

      This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to dispositions, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. In particular, a number of statements in the sections headed “Prospectus Summary,” “The 2003 Refinancing Plan,” and “Use of Proceeds” contain forward-looking statements. Forward-looking statements can be identified by context. For example, words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts” and variations of such words or similar expressions indicate the presence of forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved.

      There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These include, among others:

•	satisfaction of the conditions specified in the VUE/NBC Transaction Agreements, including, without limitation, the receipt of required governmental and other third-party approvals of the VUE/NBC Transaction;
•	the ability to successfully combine the business of VUE and NBC;
•	the realization of revenue and cost synergy benefits from the VUE/NBC Transaction;
•	operating costs and business disruption following the VUE/NBC Transaction, including adverse effects on relationships with employees;
•	changes in the stock market and interest rate environment that affect revenues;
•	the willingness of InterActiveCorp to agree to a restructuring of the VUE interests;
•	the terms and conditions relating to a restructuring of all or some of the VUE interests;
•	the costs of defeasing the series A VUE preferred interests;
•	general economic and business conditions, particularly a general economic downturn;
•	industry trends;
•	increases in our leverage;

(iii)

•	reduced liquidity;
•	the terms and conditions of our asset disposals and the timing thereof;
•	changes in our ownership structure;
•	competition;
•	changes in our business strategy or development plans;
•	challenges to, or losses or infringements of our intellectual property rights;
•	customer preference;
•	technological advancements;
•	political conditions;
•	financial and equity markets;
•	foreign currency exchange rate fluctuations;
•	legal and regulatory requirements and the outcome of legal proceedings and pending investigations;
•	environmental liabilities;
•	natural disasters; and
•	war or acts of terrorism.

      This list is not exhaustive and there are other factors that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

      Our financial statements were prepared in accordance with generally accepted accounting principles in France, or French GAAP. Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the French Accounting Standards Board (Comité de la Réglementation Comptable). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP rules. French GAAP rules differ in certain respects from generally accepted accounting principles in the United States, or US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us and their effects on net income and shareholders’ equity, are described in Note 17 to our Consolidated Financial Statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002. Our consolidated financial statements are presented in French GAAP format, but also incorporate certain modifications and additional disclosures designed to conform more closely with typical US GAAP presentation.

      Our financial statements for the years ended December 31, 2001 and December 31, 2002 and the six-month periods ended June 30, 2002 and June 30, 2003 include information on a pro forma basis that reflect the changes several significant transactions completed in these periods have had on our business. Such pro forma information is unaudited. For a discussion of such transactions, see Note 2.2 to our Consolidated Financial Statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002 and Section 1.2 and Section 1.3 of the Half-Year Report.

      The financial information and data included in this prospectus is presented in accordance with French GAAP, except where otherwise noted. You should refer to the unaudited interim financial statements in the Half-Year Report for quantitative reconciliations of certain non-French GAAP financial measures contained in this prospectus to the most directly applicable French GAAP financial measures as well as disclosure concerning the usefulness of these measures.

      For a discussion of the comparability of our consolidated financial statements and the financial data presented in this prospectus, refer to “Item 5 — Operating and Financial Review and Prospects — Comparability” in our Annual Report on Form 20-F for the year ended December 31, 2002.

(iv)

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms used but not defined in this summary are defined in the text of this prospectus. Investors should thoroughly consider this prospectus in its entirety, including the information set forth under “Available Information”, prior to an investment in the Notes.

      Unless the context requires otherwise, references to “we”, “us” and “our” mean Vivendi Universal S.A. and its subsidiaries and “Vivendi Universal” or “Vivendi” means Vivendi Universal S.A.

      Certain financial data presented in this summary are on a pro forma basis.

      Unless otherwise indicated, all financial data presented in this prospectus has been prepared in accordance with French GAAP.

Our Business

      We are one of the largest media and telecommunications groups in the world. For the year ended December 31, 2002, we generated pro forma consolidated revenues of €28,729 million. To improve our credit rating and liquidity, we have embarked on a €16 billion asset disposal program through 2004, including approximately €9.5 billion of disposals for which we have entered into contracts as of June 25, 2003, of which disposals of approximately €9.1 billion had been completed as of that date.

      Our attractive portfolio of assets includes our operations in our six principal segments (financial data are presented on a pro forma basis):

      Cegetel Group — 2002 revenues of €7,067 million. Cegetel Group, through its 80%-owned subsidiary, SFR, is the second largest mobile telecommunications operator in France and through its 90%-owned subsidiary, Cegetel S.A., is the second largest fixed-line operator in France. In 2002, SFR had a 35.1% market share in a stable, three-operator market in France. Its focus on high-end customers has resulted in an average revenue per user, which we refer to as ARPU, of €56 per month for postpaid customers for the six months ended June 30, 2003 and has led to strong cash flow generation. For additional information concerning ARPU, please refer to “Certain Non-GAAP Financial Measures” in this Prospectus Summary. In early 2003, we increased our ownership interest to 70% of Cegetel Group. On October 14, 2003, Vivendi Universal and Vodafone Group Plc announced four agreements which they believe will improve the performance of Cegetel Group and optimize the cash flows between Cegetel Group and its shareholders. Please see “Recent Developments — VU/Vodafone Agreements”.

      Universal Music Group (UMG) — 2002 revenues of €6,276 million. UMG is the largest recorded music business in the world. UMG acquires, manufactures, markets and distributes recorded music in 71 countries. Key recording artists include Eminem, Shania Twain, U2 and Ashanti. In addition to its recorded music business, UMG is the third largest music publisher in the world. UMG also manufactures, sells and distributes music video and DVD products, and owns mail-order music/ video clubs. We own approximately 92% of UMG.

      Vivendi Universal Entertainment LLLP (VUE) — 2002 revenues of €6,978 million. We own approximately 86% of VUE, a US-based entertainment company active in the film, television, and theme parks and resorts businesses. We have entered into a definitive agreement with, among others, General Electric Company (“GE”) to combine VUE with the National Broadcasting Company, Inc. (“NBC”) as part of the VUE/NBC Transaction. Please refer to “Recent Developments — The VUE/NBC Transaction”. VUE operates through the following entities:

•	Universal Pictures Group (UPG) — 2002 revenues of €3,927 million. UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets. Recent motion picture releases include

Gladiator, The Mummy franchise, A Beautiful Mind, 8 Mile, Erin Brockovich, Red Dragon and The Fast and The Furious. UPG’s 2003 movie slate includes Bruce Almighty, The Hulk, 2 Fast and 2 Furious, Peter Pan and Dr Seuss’ The Cat in the Hat.

•	Universal Television Group (UTG) — 2002 revenues of €2,199 million. UTG owns and operates four US cable television networks including USA Network and the Sci Fi Channel as well as a portfolio of international television channels. UTG produces and distributes original television programming worldwide, including Law and Order, Jerry Springer, Taken and Monk.

•	Universal Parks and Resorts (UPR) — 2002 revenues of €852 million. UPR is the second largest destination theme park operator in the world. UPR owns interests in and operates theme parks and resorts in the US, Japan and Spain including Universal Studios in Hollywood, California and Universal Studios in Orlando, Florida.

      Canal+ Group — 2002 revenues of €4,742 million. Canal+ Group is the leader in the production and distribution of digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal+ Group has 6.95 million individual subscriptions in France. Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs. We own 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for our premium channel Canal+, and 66% of CanalSatellite.

      Maroc Telecom — 2002 revenues of €1,487 million. Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco, with a 70% share of the wireless market. We have a 35% ownership stake in Maroc Telecom. However, through our control of the executive board and management of Maroc Telecom, we exercise day-to-day control over the business and consolidate it in our financial statements. On September 2, 2003, we announced that our board of directors had approved a plan to increase our ownership interest in Maroc Telecom to 51%.

      Vivendi Universal Games (VU Games) — 2002 revenues of €794 million. VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handheld devices and consoles. We own 99% of VU Games.

      We were formed through the merger of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A. in December 2000. From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of InteractiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi. Following the appointment of new management in July 2002, we commenced a significant asset disposal program aimed at reducing the group’s indebtedness, which we are pursuing actively. We have already largely exited the environmental services and publishing businesses and sold various smaller operations. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments” in our Annual Report on Form 20-F for the year ended December 31, 2002.

Our Key Strengths

      Significant Asset Value. We believe that the assets that comprise our principal segments are among the most valuable media and telecommunications assets in the world. We also own an attractive portfolio of other operations and investments, including our 20% stake in Veolia Environnement (formerly Vivendi Environnement), our stakes in telecom assets in Kenya and Monaco, and significant real estate assets. Our main business units generate significant consolidated operating cash flow.

      Leading Market Positions. Our business units hold leading positions in their respective markets, which we believe provides us with distribution and marketing advantages, and also improves our ability to compete for customers and to acquire high quality content.

Business Unit	Position(1)	Market

Cegetel Group	#2	Mobile telephony in France
	#2	Fixed-line telephony in France
UMG	#1	Recorded music, worldwide
	#3	Music publishing catalog, worldwide
VUE(2)
— Universal Pictures	#5	US box office
— USA Network	#1	US basic cable television network in prime-time ratings (age 18-49)
— Sci Fi	#6 and #9	US basic cable television network (age 25-54 and 18-49, respectively)
— Parks & Resorts	#2	US and international destination theme park attendance
Canal+ Group
— Canal+	#1	French pay-TV
— CanalSatellite	#1	French digital satellite platform
Maroc Telecom	#1	Fixed-line telephony in Morocco (sole provider)
	#1	Mobile telephony in Morocco
VU Games	#2	PC game software, worldwide
	#6	Consumer software, worldwide

(1)	For information as to sources and metrics for this market share information see “Item 4 — Information on the Company” in our Annual Report on Form 20-F for the year ended December 31, 2002.

(2)	We and GE have signed a definitive agreement for the combination of NBC and VUE. Please see “Recent Developments — The VUE/NBC Transaction”.

     Brand Leadership. Our businesses have a large number of leading global and local brands including our Universal, USA Network, Canal+ and SFR brands, as well as UMG’s music labels, including Island/Def Jam, Interscope/ Geffen/A&M, Verve and Deutsche Grammophon. We believe that our brands are highly regarded and that our brand recognition provides us with significant advantages over our competition.

      Well-known Franchises and Excellent Artists. Our businesses own the rights to a number of well-known franchises, including Jurassic Park, The Mummy, Diablo, Warcraft and The Fast and The Furious, which provide us with recurring sources of income. We are able to exploit these franchises across multiple segments and markets, thereby leveraging our investments. For example, The Mummy was a remake of an original Vivendi Universal motion picture which spawned: a sequel, The Mummy Returns; a pre-quel, The Scorpion King; an original soundtrack recording; a video game; and a theme park attraction. Our businesses also benefit from strong contractual and other relationships with artists such as Eminem, Sheryl Crow and Dick Wolf, the creator of the Law and Order franchise.

Strategic Re-Focusing

2002-2003

      Corporate Debt Rating. Following a period of significant acquisition-related growth with an associated increase in leverage, Moody’s and Standard & Poor’s downgraded our senior unsecured debt rating from Baa3/BBB to B1/B+ in July and August 2002. The downgrades to non-investment grade had an immediate negative impact on our short-term liquidity, limiting access to the capital markets, and most importantly preventing us from accessing the commercial paper market, historically our main source of funding for working capital needs. On October 8, 2003, following the announcement that Vivendi Universal had entered into a definitive agreement with, among others, GE to combine VUE and NBC, Moody’s placed Vivendi Universal’s and VUE’s credit ratings under review for possible upgrade. At the same time, Standard & Poor’s raised its long-term senior unsecured debt ratings on Vivendi Universal to BB from B+ while keeping all long-term ratings on Vivendi Universal and VUE on credit watch with positive implications, where they were placed on September 3, 2003.

      Change in Management. On July 3, 2002, our board of directors appointed Jean-René Fourtou to replace Jean-Marie Messier as Chairman and Chief Executive Officer (CEO). Two highly regarded and experienced non-executive board members were also appointed: Claude Bébéar, the Chairman of the Supervisory Board of AXA, and Gerard Kleisterlee, the CEO of Philips. Over the summer of 2002, Mr. Fourtou appointed a new management team composed of Chief Operating Officer (COO) Jean-Bernard Lévy, Chief Financial Officer (CFO) Jacques Espinasse, and Executive Vice President in charge of Divestitures, Mergers and Acquisitions, Robert de Metz. The new management was charged by our board to stabilize the company, develop and implement the asset disposal program and enhance corporate governance.

      New Strategic Focus. Following the July 2002 debt downgradings, our new management team quickly addressed our immediate liquidity concerns by securing new credit facilities and beginning an aggressive €16 billion asset disposal program aimed at increasing our liquidity and reducing our debt. We are now a company in transition. Our principal strategic focus is to return to an investment grade credit profile within the next 12-18 months by continuing to reduce our leverage while maintaining sufficient liquidity.

      The primary means by which we intend to achieve this goal is through the completion of our asset disposal program by the end of 2004. In the second half of 2002, we sold €6.7 billion of assets. In 2003, we have sold an additional €2.4 billion of assets through June 25. We have initiated numerous other asset disposal processes, and we are not dependent on any single asset sale to meet our disposal target. As part of this program, we signed a definitive agreement for the combination of NBC and VUE. See “Recent Developments — The VUE/NBC Transaction”.

      In addition to asset disposals, we have improved our liquidity position by extending the maturity profile of our debt. In April and May 2003, we issued our 9.25% Senior Notes due 2010 and our 9.50% Senior Notes due 2010, which we refer to in this prospectus as the April Senior Notes, and completed a €2.5 billion bank facility, comprising a three-year €1.5 billion revolving tranche and a three-year €1.0 billion term loan tranche, which we refer to in this prospectus as the “Dual Currency Credit Facility”. These financings are collectively referred to in this prospectus as the “2003 Refinancing Plan”. The proceeds from the April Senior Notes, together with available cash, were principally used to reimburse or cancel €2.5 billion of facilities that matured in 2003 and 2004. For more information, see “The 2003 Refinancing Plan”. In July 2003, we issued the Outstanding Notes and used proceeds of the sale of the Outstanding Notes to repay indebtedness of our subsidiary, Société d’Investissement pour la Téléphonie S.A., which we refer to as “SIT”. We have also restructured and lengthened the maturities of the indebtedness of VUE.

      Re-Positioning of Principal Businesses. The list of our dispositions since July 2002 through June 2003 is set forth under “— Asset Disposal Program” below. The asset disposal program, together with the increase in our stake in Cegetel Group described below, have resulted in a significant re-positioning of our principal business operations. This will continue as we complete our disposal pro-

gram. The most important features of the repositioning of our business operations to date have been the following:

      Veolia Environnement. Until June 2002, we held approximately 63% of the share capital of Veolia Environnement, an environmental services business with global operations that constituted the original business of the predecessor company, Vivendi Environnement, which was a subsidiary of Vivendi Universal. Through a series of transactions in June and July 2002, we reduced our stake to approximately 40.8% of the outstanding share capital of Veolia Environnement and, through an additional sale on December 24, 2002, we reduced our stake to approximately 20.4%. Our investment in Veolia Environnement has been accounted for using the equity method since December 31, 2002. As part of the December 2002 sale, we granted to the purchasers a call option, exercisable until December 23, 2004, to purchase our remaining stake in Veolia Environnement at €26.5 per share, which, if exercised, will complete our exit from this business.

      Disposal of Publishing Activities. In two transactions in December 2002, we sold the substantial majority of our publishing assets. On December 20, 2002, we sold our European publishing assets for €1,138 million, including the assumption of €17 million in debt. On December 30, 2002, we sold our US publishing company, Houghton Mifflin, for €1,567 million, including the assumption of €372 million of debt. Since then, we have also sold other smaller publishing operations.

      Acquisition of Additional Stake in Cegetel Group. In January 2003, following Vodafone’s offer to purchase the stakes held in Cegetel Group by BT Group, SBC Communications and ourselves, we exercised our right to match Vodafone’s bid and purchased BT Group’s 26% stake in Cegetel Group. This increased our controlling interest to 70% of Cegetel Group, which in turn owns 80% of SFR. Vodafone owns the remaining stakes in Cegetel Group and SFR. We acquired the 26% stake in exchange for €4.0 billion, which implied an equity value for Cegetel Group of approximately €15.4 billion. Prior to acquiring our additional interest in Cegetel Group we issued €1 billion of mandatorily convertible notes in November of 2002. On October 14, 2003, Vivendi Universal and Vodafone Group Plc announced four agreements which they believe will improve the performance of Cegetel Group and optimize the cash flows between Cegetel Group and its shareholders. See “Recent Developments — VU/Vodafone Agreements”.

      Asset Disposal Program. As described above, since the new management team began its €16 billion asset disposal program, we have entered into contracts with respect to asset sales for an aggregate consideration of approximately €9.5 billion, of which €8.4 billion would take the form of cash. Through June 25, 2003, we had completed transactions with aggregate consideration of approximately €9.1 billion, of which €7.9 billion is in the form of cash.

      The following table sets forth additional detail regarding these disposals:

			Cash
			received
			(as of
		Total	June 25,
Date	Asset	Consideration	2003)

		(in millions)
July 2002	B2B/Health (25%)	€150	€150
July 2002	Lagardère (0.8%)	44	44
July 2002	Vinci (6.7%)	291	291
August 2002	Vizzavi (50%)	143	143
December 2002	Houghton Mifflin (100%)	1,567	1,195
December 2002	Other Publishing (100%)	1,138	1,121
December 2002	Veolia Environnement (20.4%)	1,856	1,856
December 2002	Echostar (10.7%)	1,037	1,037
December 2002	Sithe Energies Inc. (34%)	319	319
	Others	108	108

	Total 2nd half 2002(1)	€6,653	€6,264
February 2003	Express-Expansion-Etudiant	€200	€200
February 2003	Canal+ Technologies (89%)	191	170 (2)
February 2003	USAi Warrants (32.11 million)	256	256
	Others	79	79

	Total 1st quarter 2003(1)	€726	€705
April 2003	Telepiù	€831	€407 (3)
May 2003	Vivendi Telecom Hungary	325	10 (4)
May 2003	Egypt (telecom)	43	43
May 2003	Comareg	135	135
June 2003	Sithe Asia	40	40
June 2003	VUE Real Estate	160	160
	Others	169	169 (5)

	Total April 1 - June 25, 2003(6)	€1,703	€964

	Total closed in 2003	€2,429	€1,669

	Total closed 2nd half 2002 to June 25, 2003	€9,082	€7,933
	Other transactions signed but not closed as of June 25, 2003	€435	€435
	Total signed from July 2002 to June 25, 2003	€9,517	€8,368

(1)	Actual amounts after deduction of divestiture fees and expenses.

(2)	This amount includes €90 million of cash consideration which was received in 2002 but excludes €21 million of cash consideration which was received in May 2003.

(3)	Does not include a remaining amount of €50 million of consideration held in escrow that may be received.

(4)	Does not include a remaining amount of €10 million of deferred purchase consideration that may be received.

(5)	Includes €39 million expected to be received.

(6)	Amounts subject to adjustment to reflect the deduction of divestiture fees and expenses, currency exchange rate fluctuations and purchase price adjustments.

Recent Developments

      The VUE/NBC Transaction. On October 8, 2003, we and GE announced the signing of a definitive agreement for the combination of NBC and VUE. The new company, to be called NBC Universal, will be 80%-owned by GE, with 20% held by Universal Studios Holding III Corp., our subsidiary, subject to adjustment in the event that MHI Investment Corporation participates in the VUE/NBC Transaction or InterActiveCorp (“InterActiveCorp”), which holds a 5.44% common interest in VUE, exercises certain rights it has to participate in the VUE/NBC Transaction. NBC Universal’s assets will include: the NBC Television Network, Universal Pictures, television production studios NBC Studios and Universal Television, a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations and interests in five theme parks. On a pro forma basis, NBC Universal is projected to have 2003 revenues of more than $13 billion from a diverse group of complementary assets and 2003 EBITDA of nearly $3 billion.

      As part of the transaction, the shareholders of VUE are expected to receive at closing their allocable share of $3.6 billion of cash consideration, of which we are expected to receive approximately $3.3 billion, subject to adjustment in the event that MHI Investment Corporation participates in the VUE/NBC Transaction or InterActiveCorp exercises certain rights it has to participate in the VUE/NBC Transaction. We will also benefit from an approximately $1.7 billion reduction in debt on a consolidated basis as a result of the deconsolidation of VUE. Beginning in 2006, we will have the option to begin monetizing our ownership interest in NBC Universal at fair market value. We will hold three out of 15 seats on the board of directors of NBC Universal.

      The terms of the VUE/NBC Transaction contemplate that we and VUE may negotiate a restructuring of the existing VUE interests owned by InterActiveCorp, although such a restructuring is not a condition to the VUE/NBC Transaction and no terms for any such a restructuring have been established with InterActiveCorp. Such a restructuring could be beneficial to us because it could allow us to realize value from the InterActiveCorp stock that is currently subject to transfer restrictions in connection with the obligations of certain of our subsidiaries under the VUE Partnership Agreement (as defined below) relating to one series of VUE preferred stock (the “InterActiveCorp Stock”) and could allow us to reduce or eliminate certain of our ongoing obligations under the current terms of the VUE/NBC Transaction, as described below. A restructuring of the VUE interests could also result in an agreement among the parties to the VUE/NBC Transaction to amend its terms. Such amendments could include changes to implement any additional forms of equity consideration to be issued to VUE shareholders, as well as changes to the amounts of equity and cash to be paid. A restructuring could also involve a release of the InterActiveCorp Stock.

      Under the existing terms of the VUE/NBC Transaction, (i) we are responsible for certain economic costs associated with the existing VUE preferred stock, including the cost of the required defeasance of the VUE series A preferred stock and the net costs of the dividends on the VUE series B preferred stock, and (ii) we are entitled to certain economic benefits related to the value of the InterActiveCorp Stock, regardless of whether such costs or value are realized before or after the completion of the VUE/NBC Transaction. The terms of the VUE/NBC Transaction also contemplate that we will be required to pledge a portion of our NBC Universal stock to secure our obligations with respect to the defeasance of the VUE series A preferred stock. We also have certain contingent obligations in connection with the VUE/NBC Transaction relating to taxes, retained businesses and liabilities, the disposition of certain businesses and other matters customary for a transaction of this type.

      The completion of the VUE/NBC Transaction is subject to customary approvals from various regulatory agencies and other conditions. We currently anticipate completing the VUE/NBC Transaction in the first half of 2004.

      Consent Solicitation. On November 20, 2003, we successfully completed a solicitation of consents from the holders of the Outstanding Notes and the holders of the April Senior Notes to certain amendments to the indenture governing the Outstanding Notes and the Exchange Notes and the indenture governing the April Senior Notes in connection with the VUE/NBC Transaction. On

November 21, 2003, we entered into a supplemental indenture, which amended the indenture to (i) except the transaction from the minimum cash requirement (but not the other requirements) of the covenant restricting certain asset sales, (ii) permit liens on the capital stock of entities received by us as part of the transaction, (iii) permit restrictions on dispositions of the capital stock of the entities received by us as part of the transaction, (iv) permit us to incur indebtedness arising under or pursuant to the agreements entered into pursuant to the transaction, (v) expand the current provisions in the indenture permitting us to defease the preferred interest in VUE in connection with the transaction and (vi) clarify that we may exclude certain information from our quarterly U.S. GAAP reconciliations. Please see the summary of the material terms of the indenture and the supplement thereto governing the Outstanding Notes and the Exchange Notes under “Description of Exchange Notes”.

      VU/Vodafone Agreements. On October 14, 2003, Vivendi Universal and Vodafone Group Plc announced four agreements, which they believe will improve the performance of Cegetel Group and optimize the cash flows between Cegetel Group and its shareholders. The agreements are described below:

1.	Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale through:

•	coordination of their activities in the development and rollout of new products and services, including Vodafone live! and

•	development of operational synergies in procurement (including IT and technology) and best practice sharing.

We expect that these arrangements will further enhance SFR’s competitiveness and will therefore benefit both SFR’s customers and shareholders.

2.	Vivendi Universal and Vodafone also agreed in principle to simplify the structure of Cegetel Group through the mergers of Compagnie Transatlantique de Télécommunications (“Transtel”), Compagnie Financière pour le Radiotéléphone (“Cofira”) and SFR into Cegetel Group. The merged entity will be renamed “SFR”. Vivendi Universal would hold 55.8% and members of the Vodafone group would hold 43.9% of the share capital of the merged entity. The balance of the share capital would be held by individuals who were formerly minority shareholders in Cofira. Providing the mergers receive regulatory approvals in France and final board and shareholder approvals, we currently expect that these mergers will be implemented in the fourth quarter of 2003.

3.	Vivendi Universal and Vodafone agreed to establish the payment of quarterly dividends by the merged entity to its shareholders beginning in 2004. This should enhance the access of both shareholders to the cash flows generated by the merged entity.

4.	In addition, Vivendi Universal and Vodafone agreed in principle that Vivendi Universal would be able to access available cash pro rata to its shareholding from the merged entity through a cash pooling agreement, up to a limit of €250 million. Advances under the cash pooling agreement would be repayable on the date on which quarterly dividends become payable by the merged entity. Providing this agreement receives final board approvals, it will become effective upon the completion of the mergers of Transtel, Cofira and SFR into Cegetel Group.

      Securities Class Action Litigation. Vivendi Universal is named as a defendant in a consolidated securities class action filed in the United States District Court for the Southern District of New York. That suit is captioned In re Vivendi Universal, S.A. Securities Litigation (Master File No. 02 CV 5571). On November 6, 2003, the U.S. District Court Judge issued an opinion on Vivendi Universal’s motion to dismiss the consolidated class action complaint. As a result of that opinion, issued at a very preliminary stage of the proceedings, the class action plaintiffs are permitted to proceed with most of their claims against Vivendi Universal. On November 21, 2003, Vivendi Universal filed a motion asking the Court to reconsider certain findings in its opinion. That motion remains pending.

      TVT Records and TVT Music. After a trial on liability in March 2003, Island Def Jam Music Group (“IDJ”) and its Chairman, Lyor Cohen (“Cohen”), were found liable for breach of contract, tortious interference with contract, fraudulent concealment and copyright infringement. On September 2, 2003, the Court ordered a remittitur (or reduction) in the amount of punitive damages imposed by the jury; the reduction totaled $78,875,000. TVT elected to accept the reduced amount ($54,429,361) rather than pursue a new trial, and on September 23, 2003, the Court issued an amended final judgment against IDJ and Cohen in this amount. Notwithstanding the reduction in the judgment, IDJ and Cohen filed an appeal. In a September 17, 2003 order, the Court ruled that, in lieu of a surety bond, it would accept cash as security for the judgment against IDJ and Cohen. Accordingly, cash equivalent to 111% of the amended final judgment, together with interest through the date the amended final judgment is entered on the Court’s docket, has been deposited in an interest-bearing account maintained by the Court as security for the judgment.

      Messier Termination Agreement. On September 16, 2003, the Supreme Court of the State of New York issued an order confirming the arbitration award in favor of Mr. Messier dated June 27, 2003, and directing that judgment be entered in Mr. Messier’s favor. Vivendi immediately sought a stay of execution from the Court, which was denied. On September 17, 2003, Vivendi sought an emergency stay from the Appellate Division of the Supreme Court of the State of New York. The Appellate Court did not grant a stay, but issued an order precluding Mr. Messier from obtaining any funds resulting from enforcement of the award against Vivendi without further court order. Vivendi has filed an appeal against the order issued by the Supreme Court of the State of New York. That appeal is ongoing.

      SEC Lawsuit under the Sarbanes-Oxley Act of 2002. On September 16, 2003, the SEC filed a lawsuit against Vivendi Universal in the United States District Court for the Southern District of New York seeking a temporary order pursuant to Section 1103 of the Sarbanes-Oxley Act of 2002 requiring Vivendi Universal to place any proposed “extraordinary payments” to Mr. Messier (including his arbitration award dated June 27, 2003) in an interest-bearing account subject to Court supervision. The suit is captioned Securities and Exchange Commission v. Vivendi Universal, S.A., (No. M-11-03). On September 24, 2003, the Court issued two orders, namely: (1) an “Order to Temporary Escrow Pursuant to Section 1103 of the Sarbanes-Oxley Act”, requiring Vivendi Universal to deposit €20,555,342 in an interest-bearing account subject to Court supervision, such funds to be disposed of only pursuant to further order of that Court; and (2) a “Temporary Order Enjoining Vivendi from Transferring Funds in Satisfaction of Arbitration Order and Enjoining Enforcement or Collection under Arbitration Order”, precluding any persons (including Mr. Messier) from taking any action to execute or otherwise collect under the state court’s judgment, and further precluding Vivendi Universal and its banks from transferring any funds or assets to Mr. Messier or anyone on his behalf.

      The Order to Temporary Escrow remains in effect. It was initially in effect for a period of 45 days, but, following a request by the SEC, the Court recently granted a further 45-day extension. If, before the end of that period, either Vivendi Universal or Mr. Messier is charged with violation of the U.S. federal securities laws, the Order shall remain in effect, subject to Court approval, until the conclusion of any legal proceedings relating thereto. If no charges are brought within that period, the escrow shall terminate.

      Investigation by the French Commission des opérations de bourse (“COB”). On September 12, 2003, the COB issued its formal report following its investigation into certain practices at Vivendi Universal during the tenure of Jean-Marie Messier. The report indicates that its investigation might give rise to administrative sanctions against Vivendi Universal under COB Regulation 98-07, which relates to the provision of information to the public. Vivendi Universal has three months from Oct. 31, 2003 to review, analyze and respond to the COB report.

      While the outcome of any of these legal proceedings or investigations cannot be predicted with complete certainty, Vivendi Universal continues to believe that the plaintiffs’ claims in the above-described legal proceedings lack merit, and intends to defend against such claims vigorously.

Certain Non-GAAP Financial Measures

      We define ARPU as SFR’s revenues excluding roaming in, mobile termination and equipment sales divided by average cumulated number of users. We believe that ARPU is useful to investors as a measure of performance of SFR. ARPU may be defined and calculated differently by other companies, thereby affecting comparability.

Six months ended
June 30, 2003

(in millions of
euro,
except where
otherwise noted)
Revenues of Cegetel Group, as reported	3,612
Deduct:
Fixed lines and other services	(435)

Mobile	3,177

Deduct:
Société Réunionnaise du Radiotéléphone	(87)
La Téléphonie Bourbonnaise	(4)
Cegetel Services	—
Other(a)	4

SFR	3,090

Deduct:
Roaming-in revenues	(146)
Connection fees	(8)
Equipment sales	(202)
Other	(8)
Add back:
Promotions costs	63
Retention costs	96

Revenue basis for the ARPU computation	2,885

Average cumulated number of users(b) (in thousands of users)	68,165
ARPU (in euro per month)	42.3

Of which:
Postpaid ARPU (in euro per month)	56.2
Prepaid ARPU (in euro per month)	21.4

(a)	Includes the reversal of intercompany eliminations for the purpose of the ARPU computation.

(b)	Defined as total postpaid customer base plus prepaid customers having placed and/or received a call during the last month.

The Exchange Offer

Background; Sale of Outstanding Notes	On July 10, 2003, we issued $975,000,000 principal amount of Outstanding Dollar Notes and €500,000,000 principal amount of Outstanding Euro Notes. We refer collectively in this prospectus to the Outstanding Dollar Notes and the Outstanding Euro Notes as the “Outstanding Notes.” We sold the Outstanding Notes to Goldman, Sachs & Co., to whom we refer in this prospectus as the “Initial Purchaser.” Simultaneously with that sale, we signed the exchange and registration rights agreement described below.

Exchange and Registration Rights Agreement	The exchange and registration rights agreement requires us to conduct this exchange offer to allow you to exchange your Outstanding Notes for notes registered under the Securities Act with substantially identical terms. After the exchange offer is complete, except as set forth below, you will no longer be entitled to any exchange or registration rights with respect to your Outstanding Notes.

Under the exchange and registration rights agreement, we are required to (1) use our reasonable best efforts to cause the registration statement of which this prospectus is a part to be declared effective by the Securities and Exchange Commission on or prior to March 6, 2004 and (2) complete the exchange offer described in this prospectus within 30 days of the date the registration statement becomes effective. Accordingly, if the registration statement is declared effective on March 6, 2004, we must complete the exchange offer by April 5, 2004. If we fail to satisfy either of these registration obligations (a “registration default”), we have agreed to pay additional interest (in addition to the stated interest on the Outstanding Notes) to each holder of Outstanding Notes equal to a rate of 0.25% per annum with respect to the first 90-day period immediately following the occurrence of that registration default. The amount of additional interest will increase by an additional rate of 0.25% per annum with respect to each subsequent 90-day period until that registration default has been cured, up to a maximum amount of additional interest for that registration default at a per annum rate of 1.0%. The accrual of additional interest with respect to a registration default will cease upon the cure of that registration default.

After the exchange offer registration statement is declared effective, we are required to keep that registration statement effective for a period beginning when the exchange notes are first issued in the exchange offer and ending upon the earlier of (1) the expiration of the 180th day after the exchange offer is completed or (2) when holders that are broker-dealers no longer own any transfer restricted securities (as described in “Registered Exchange Offer — Registration Rights”). Our failure to keep the exchange offer registration statement effective during that period would constitute a registration default, and we would be required to pay additional interest to those broker-dealer holders in the same amounts as would be required for a registration default described in the preceding paragraph.

The exchange and registration rights agreement also requires us to file a shelf registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of any holders that are ineligible to participate in the exchange offer and indicate that they wish to have their Outstanding Notes registered under the Securities Act. If we are required to file a shelf registration statement and are unable to meet our obligations relating to that shelf registration statement, we would be required to pay additional interest to those holders of Outstanding Notes in the amounts described above. See “Registered Exchange Offer — Registration Rights.”

The Exchange Offer	We are offering to exchange $1,000 principal amount of $975,000,000 6.25% senior notes due 2008, which have been registered under the Securities Act and which we refer to in this prospectus as the “Exchange Dollar Notes,” for each $1,000 principal amount of Outstanding Dollar Notes. We are offering to exchange €1,000 principal amount of €500,000,000 6.25% senior notes due 2008, which have been registered under the Securities Act and which we refer to in this prospectus as the “Exchange Euro Notes,” for each €1,000 principal amount of Outstanding Euro Notes.

We refer collectively in this prospectus to the Exchange Dollar Notes and the Exchange Euro Notes as the “Exchange Notes” and collectively to the Outstanding Notes and the Exchange Notes as the “Notes.” The Exchange Notes and the Outstanding Notes are identical in all material respects, except that the Exchange Notes will not contain transfer restrictions or registration rights that apply to the Outstanding Notes, and the Exchange Notes will not contain provisions relating to the payment of special interest to the holders of the Outstanding Notes in specified circumstances relating to the timing of the exchange offer.

To exchange your Outstanding Notes, you must properly tender them before the exchange offer expires. We will exchange all Outstanding Notes that are validly tendered and not withdrawn. We will issue the Exchange Notes promptly after the exchange offer expires.

You may tender your Outstanding Dollar Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

You may tender your Outstanding Euro Notes for exchange in whole or in part in integral multiples of €1,000 principal amount.

For a description of the procedures for tendering Outstanding Notes, see “The Exchange Offer — Procedures for Tendering Outstanding Notes.”

Expiration Date	The exchange offer will expire at 12:00 Midnight, New York time, on , 2004 with respect to the Outstanding Dollar

Notes, and 12:00 Midnight, London time, on , 2004 with respect to the Outstanding Euro Notes, unless extended by us, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your Outstanding Notes for Exchange Notes in the exchange offer, your Outstanding Notes will continue to be subject to the restrictions on transfer provided in the Outstanding Notes and the indenture governing the Outstanding Notes. In general, the Outstanding Notes, unless registered under the Securities Act, may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Outstanding Notes under the Securities Act.

Conditions to the Exchange Offer	The exchange offer is subject to the following conditions:

• the exchange offer does not violate any law or applicable interpretation of any law by the staff of the SEC;

• no action or proceeding has been instituted or threatened and no law has been adopted that would reasonably be expected to impair our ability to proceed with the exchange offer;

• no stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement with respect to the exchange offer;

• all governmental approvals necessary for the consummation of the exchange offer have been obtained; and

• no change in our business or financial affairs has occurred, which might materially impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange. We currently expect that each of the conditions will be satisfied and that no waiver of any condition will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

We reserve the right, in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

• to delay the acceptance for exchange of the Outstanding Notes;

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date of the exchange offer and retain all tendered Outstanding Notes, subject, however, to the right of tendering holders to withdraw their tender of Outstanding Notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect.

See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Outstanding Notes	If you wish to tender your Outstanding Notes for exchange, you must:

• complete and sign the appropriate accompanying Letter of Transmittal in accordance with the instructions contained in that Letter of Transmittal; and

• forward that Letter of Transmittal by mail or hand delivery, together with any other required documents, to the appropriate exchange agent, either with the Outstanding Notes that you tender or in compliance with the specified procedures for guaranteed delivery of your Outstanding Notes.

Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send a Letter of Transmittal or certificates representing your Outstanding Notes to us. You should send those documents only to the appropriate exchange agent. You should direct any information requests or questions regarding how to tender your Outstanding Notes to the appropriate exchange agent.

Special Procedures for Beneficial Owners	If your Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your Outstanding Notes in the exchange offer.

Withdrawal Rights	You may withdraw the tender of your Outstanding Notes at any time before the expiration date by delivering a written notice of your withdrawal to the appropriate exchange agent according to the withdrawal procedures described under the caption “The Exchange Offer — Withdrawal Rights.”

Resales of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer Exchange Notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are:

• acquiring the Exchange Notes in the ordinary course of your business;

• not participating, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes;

• not an “affiliate” of Vivendi Universal within the meaning of Rule 405 under the Securities Act; and

• not a broker-dealer that acquired the Outstanding Notes directly from us.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an Exchange Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from those requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, liability of this type.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See “Plan of Distribution” in this prospectus.

Exchange Agents	The Bank of New York, New York is serving as exchange agent for the exchange offer for the Outstanding Dollar Notes, and The Bank of New York, London is serving as exchange agent for the exchange offer for the Outstanding Euro Notes. We refer to The Bank of New York, New York in this prospectus as the “dollar note exchange agent” and to The Bank of New York, London as the “euro note exchange agent.” The address, telephone number and facsimile number of each exchange agent are set forth under the caption “The Exchange Offer — Exchange Agents” and in the appropriate Letter of Transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus.

United States Federal Income Tax Consequences	Your acceptance of the exchange offer and the related exchange of your Outstanding Notes for Exchange Notes will not be a taxable exchange for United States federal income tax purposes. You will not recognize any gain or loss as a result of the exchange. See “Taxation.”

Appraisal or Dissenters Rights	You have no appraisal or dissenters’ rights in connection with the exchange offer.

The Exchange Notes

      The terms of the Exchange Notes and the Outstanding Notes are identical in all material respects, except:

•	the Exchange Notes will have been registered under the Securities Act;

•	the Exchange Notes will not contain transfer restrictions or registration rights that apply to the Outstanding Notes; and

•	the Exchange Notes will not contain provisions relating to the payment of special interest to the holders of the Outstanding Notes in specified circumstances related to the timing of the exchange offer.

      The following is a brief description of the material terms of the Notes:

Issuer	Vivendi Universal S.A.

Exchange Dollar Notes Offered	$975,000,000 aggregate principal amount of 6.25% Senior Notes due July 15, 2008.

Exchange Euro Notes Offered	€500,000,000 aggregate principal amount of 6.25% Senior Notes due July 15, 2008.

Maturity	July 15, 2008.

Interest Payment Dates	January 15 and July 15 of each year, commencing January 15, 2004.

Ranking	The Outstanding Notes are, and the Exchange Notes will be:

• our general unsecured obligations;

•	pari passu in right of payment with all our existing and future unsecured senior indebtedness;

•	effectively junior to our secured indebtedness up to the value of the collateral securing such indebtedness; and

•	senior in right of payment to any of our future subordinated indebtedness.

The Outstanding Notes and the Exchange Notes are treated as a single class of securities under the indenture under which they are issued. They effectively rank junior to all indebtedness and other liabilities, including trade payables, of our subsidiaries with respect to the assets of those subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of these subsidiaries, the subsidiaries will pay the holders of their debt and other obligations, including trade creditors, before they will be able to distribute any of their assets to us.

See “Capitalization”, “Use of Proceeds” and Note 4 to the unaudited interim financial statements included in the Half-Year Report for more information regarding our indebtedness.

Optional Redemption	At any time, we may redeem the Notes, in whole or in part, at a redemption price equal to 100% of their principal amount plus the applicable “make-whole” premium described under “Description of Exchange Notes — Optional Redemption”, plus accrued and unpaid interest, if any, to the redemption date. On or before July 15, 2006, we may, on one or more occasions, use the net cash proceeds from any equity offering where we receive at least €50 million in gross proceeds to redeem up to 35% of the Notes at a redemption price equal to 106.25% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control	Upon a change of control of Vivendi Universal, as defined under “Description of Exchange Notes — Certain Definitions”, you will have the right, as a holder of Notes, to require us to repurchase all or part of your Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Asset Sales	We may have to use a portion of the net cash proceeds from selling assets to offer to purchase the Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date.

Additional Amounts	All payments made by us with respect to the Notes will be made without withholding or deduction for taxes unless required by law or the interpretation or administration thereof. Subject to certain exceptions, if we are required to withhold or deduct any amount for taxes from any payment made with respect to the Notes, we will pay such additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of Exchange Notes — Additional Amounts”.

Basic Covenants	The Notes are governed by a single indenture. Before the time that the Notes receive an investment grade rating from both Standard & Poor’s and Moody’s and certain other conditions are satisfied, which we refer to as a Fall Away Event, the indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• borrow money and issue preferred stock;

• pay dividends on our stock or repurchase our stock;

• make investments;

• create liens;

• create restrictions on the liability of our restricted subsidiaries to pay dividends or other amounts to us;

• enter into sale and leaseback transactions;

• engage in certain transactions with affiliates;

• expand into unrelated businesses;

• with respect to our restricted subsidiaries, guarantee our indebtedness;

• incur indebtedness which is subordinated in right of payment to any other indebtedness of ours, unless such indebtedness is subordinated at least to the same extent as the Notes; and

• consolidate, merge or sell all or substantially all of our assets.

After a Fall Away Event, the above limitations will no longer apply to the Notes, but the following covenants contained in the indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• create liens;

• enter into sale and lease back transactions; and

• consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions. For more detail, see “Description of Exchange Notes — Certain Covenants — Changes in Covenants when Notes Rated Investment Grade”.

Listing	The Outstanding Notes are listed on the Luxembourg Stock Exchange, and we intend to list the Exchange Notes on the Luxembourg Stock Exchange.

Use of Proceeds	We will not receive any proceeds from the exchange offer. The net proceeds from the sale of Outstanding Notes were used principally to repay certain indebtedness of our subsidiaries. See “Use of Proceeds”.

Risk Factors

      An investment in the Notes involves risks. You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under the caption “Risk Factors” in this prospectus.

      Our registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France (telephone: ++.33.(1.)71.71.1010). Our agent in the US is Vivendi Universal US Holding Co., located at 800 Third Avenue, 5th Floor, New York, New York 10022 (telephone: (212) 572 7000).

RISK FACTORS

      An investment in the Notes involves a high degree of risk. You should consider carefully the following risks, the other information contained in this prospectus as well as the other information contained in our Annual Report on Form 20-F for the year ended December 31, 2002 before deciding whether to tender your Outstanding Notes for Exchange Notes. The risks and uncertainties described below are not the only ones that may be material to our business. Additional risks and uncertainties that we currently consider to be immaterial may also adversely affect our business. If any of the following risks actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of the Notes could decline or we could be unable to pay interest or principal on the Notes, and you may lose all or part of your investment.

Risk Factors Relating to Us

      We and our subsidiaries require a significant amount of cash to service and repay our debt. Our ability to generate sufficient cash depends on many factors beyond our control.

      While our ability and the ability of our subsidiaries to fund working capital for our operations, research and development and capital expenditures depends on our future operating performance which cannot be predicted with assurance, we believe that our current cash position plus our unused credit facilities should provide a sound basis for funding these cash requirements.

      As described under “The 2003 Refinancing Plan”, however, and despite the significant extension of the maturity profile of our debt achieved through the 2003 Refinancing Plan, we expect that there will be a shortfall in the funding necessary to meet our debt service obligations. In addition, we face a significant number of contingent obligations some of which are likely to require significant cash payments by us. We expect to meet these funding requirements with the proceeds from our asset divestiture program.

      There can be no assurance, however, that asset divestitures will be sufficient to make up the shortfall or that our cash needs over the term of the disposal program will not exceed our current estimates.

      If our future cash flows from operations, capital resources and from sales of assets are insufficient to pay our obligations as they mature or to fund our liquidity needs, we and our subsidiaries may be forced to:

•	reduce or delay our business activities, capital expenditures and/or research and development;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, on or before maturity.

      In particular, our subsidiary VUE has significant indebtedness and is relying on refinancing and operating cash flow to service and repay that indebtedness, see “Item 4 — Information on the Company — Summary of Indebtedness” in our Annual Report on Form 20-F for the year ended December 31, 2002 and Note 4 to the unaudited interim financial statements included in the Half-Year Report.

      We cannot assure you that we and our subsidiaries would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of the Notes, our existing debt and any future debt may limit our and our subsidiaries’ ability to pursue any of these alternatives.

We are selling a portion of our assets and businesses to meet our debt obligations and decrease our leverage.

      To meet our debt obligations and decrease our leverage, we are in the process of disposing of a portion of our assets and businesses. After new management was appointed in July 2002, we announced a goal of €16 billion in asset divestitures by the end of 2004. In the second half of 2002, we sold assets and businesses for aggregate consideration of approximately €6.7 billion. For 2003, we have announced the goal of €7 billion in asset sales and, through June 25, 2003, we have sold assets for aggregate consideration of approximately €2.4 billion. As part of this program, we signed a definitive agreement for the combination of NBC and VUE. See “Recent Developments — The VUE/NBC Transaction. If we disposed of assets worth €7 billion in 2003, we anticipate that our net debt would decrease by only a portion of that amount.

      We can offer no assurances that we will be able to locate potential buyers for our assets and businesses or will be able to consummate any sales to potential buyers we do locate. For example, certain asset transfer restrictions contained in the amended and restated limited liability limited partnership agreement of VUE (the “VUE Partnership Agreement”) that certain of Vivendi Universal’s affiliates entered into in connection with Vivendi Universal’s acquisition of the entertainment assets of USAi will require us to obtain the consent of our partner for certain transactions. Some other factors that may make it more difficult or impossible to sell our assets or businesses are:

•	restrictive covenants in our current and future debt facilities;

•	shareholders agreements and minority interests;

•	ongoing litigation and investigations; and

•	the need to receive governmental approvals, including antitrust and regulatory approvals.

      Our divestitures may prove unsuccessful or may otherwise have a material adverse effect on our ability to conduct business, our operations and our financial condition. For example, we may not always be able to obtain the optimal price for assets and businesses we are required or plan to sell or may receive a price that is substantially lower than the price we paid for the assets or businesses that are being sold. In addition, our continuing operations may suffer as a result of losing synergies with the assets and businesses sold.

Our substantial debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the Notes.

      We have a significant amount of debt. As of June 30, 2003, we had €16.8 billion of gross debt on a consolidated basis. See “Item 4 — Information on the Company — Summary of Indebtedness” in our Annual Report on Form 20-F for the year ended December 31, 2002 and Note 4 to the unaudited interim financial statements included in the Half-Year Report for further information about our substantial debt.

      Our substantial debt and the covenants in our debt instruments could have important consequences to you as a holder of the Notes. For example, these instruments are causing us to dispose of assets and businesses and they could:

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures, research and development and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in distribution or marketing of our products, customer demands and competitive pressures in the industries we serve;

•	limit our ability to undertake acquisitions;

•	place us at a competitive disadvantage compared to our competitors that have less debt than we do;

•	restrict our use of proceeds from asset sales or new issuances of equity or debt or from new bank debt facilities;

•	increase our vulnerability, and reduce our flexibility to respond, to general and industry-specific adverse economic conditions; and

•	limit our ability to borrow additional funds and increase the cost of any such borrowing.

      We may incur substantial additional debt in the future. The terms of our other debt and the indenture restrict but do not prohibit us from incurring additional debt. The addition of further debt to our current debt levels could further increase the leverage-related risks discussed in this prospectus.

Our sales of assets and businesses have resulted in, and will result in, the removal of the results of those businesses and assets from our financial results and may increase the volatility of our financial results.

      Sales of our assets and businesses have caused, and will continue to cause, our revenues and operating income to decrease and may cause our financial results to become more volatile or may otherwise materially adversely affect us. Since the beginning of 2002, we have disposed of businesses and assets that, if we had held them for all of 2002, would have contributed significant operating income to our 2002 consolidated financial results.

We have engaged in a substantial number of significant acquisition and disposition transactions in recent years, which makes it difficult to compare our results from period to period.

      We have engaged in a substantial number of significant acquisitions and dispositions and other complex financial transactions in recent years, which makes it difficult to analyze our results and to compare them from period to period. In order to facilitate comparison of our results between recent periods, we present financial information on a pro forma basis, both on a consolidated basis and for our individual business segments, giving effect to these transactions as if they had occurred on earlier dates. However, pro forma financial information is not necessarily indicative of results that would have been achieved had the transactions actually occurred on such earlier dates. Moreover, we present pro forma information based on a number of assumptions. For example, in this prospectus we present pro forma information consistent with French GAAP, as if the transactions had occurred at the beginning of 2001. We also present pro forma financial information on a US GAAP basis, giving effect to certain transactions as if they had occurred at the beginning of 2002. Given our asset disposal program, our results will continue to be difficult to compare from period to period in the future.

We have been, and, in the future, could be, adversely affected by a downgrade of our debt ratings by rating agencies.

      In the second half of 2002, we experienced a number of debt rating downgrades. Moody’s cut Vivendi Universal’s senior debt rating on July 1, 2002, from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor’s followed the next day with a one-notch downgrade in credit rating to BBB- with a negative outlook. On August 14, 2002, Moody’s lowered the long-term senior unsecured debt rating of Vivendi Universal to B1 and assigned a Ba2 senior implied rating to the company under review for possible downgrade, and Standard & Poor’s downgraded the long-term senior unsecured debt, to B+ and assigned a BB corporate credit rating to Vivendi Universal on credit watch with negative implications. On October 30, 2002, Moody’s downgraded Vivendi Universal’s senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade. In the beginning of 2003, Moody’s removed Vivendi Universal’s credit ratings from review. On October 8, 2003, following the announcement that Vivendi Universal had entered into a definitive agreement with, among others, GE to combine VUE and NBC, Moody’s placed Vivendi Universal’s and VUE’s credit ratings under review for possible upgrade. At the same time, Standard & Poor’s raised its long-term senior unsecured debt ratings on Vivendi Universal to BB from B+ while keeping all long-term ratings on Vivendi Universal and VUE on credit watch with positive implications, where they were placed on September 3, 2003.

      The 2002 downgrades caused us to lose, to a significant extent, access to the capital markets, and, most importantly, to the commercial paper market, historically our main source of funding for working capital needs, and they also triggered default and covenant provisions under some of our debt facilities. While our current debt facilities do not contain further rating triggers, additional downgrades by either Standard & Poor’s or Moody’s could exacerbate our liquidity problems, increase our costs of borrowing, result in our being unable to secure new financing and affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations.

We are a party to numerous legal proceedings and investigations that could have a negative effect on us.

      We are party to lawsuits and investigations in France and in the United States that could have a material adverse effect on us.

      In France, the Commission des Opérations de Bourse commenced in July 2002 an investigation regarding certain of our financial statements and on September 12, 2003 we announced that we received a notice of grievance in connection with such investigation.

      In the United States, Vivendi Universal is party to a number of suits and investigations concerning allegations challenging the accuracy of our financial statements and certain public statements made by us describing our financial condition from late 2000 through 2002:

•	Vivendi Universal is named as a defendant in a consolidated securities class action filed in the United States District Court for the Southern District of New York.

•	Vivendi Universal is being investigated by the Office of the United States Attorney for the Southern District of New York and by the SEC.

•	Vivendi Universal is named as a defendant in a suit filed by Liberty Media on March 28, 2003, which on May 13, 2003, was consolidated for pre-trial purposes into the securities class action pending in the United States District Court for the Southern District of New York.

      In addition, Vivendi Universal, USI Entertainment, Inc. and VUE have been sued by USAi and one of its affiliates for specific performance of what the plaintiffs contend to be VUE’s obligation to make certain tax payments. Vivendi Universal may also be liable to pay, in accordance with an investment agreement with Elektrim S.A., a substantial portion of any damages awarded against Elektrim in an ongoing arbitration to resolve disputes concerning the acquisition and transfer of certain shares in a subsidiary company by Elektrim.

      In the opinion of Vivendi Universal, the plaintiffs’ claims in the above-described legal proceedings lack merit, and Vivendi Universal intends to defend against such claims vigorously. The outcome of any of these legal proceedings or investigations or any additional proceedings or investigations that may be initiated in the future could have a material adverse effect on us. For a more complete discussion of our legal proceedings and investigations, see “Item 8 — Financial Information — Litigation” in our Annual Report on Form 20-F for the year ended December 31, 2002 and Note 8.2 to the unaudited interim financial statements included in the Half-Year Report.

We have a number of contingent liabilities that could cause us to make substantial payments.

      We have a number of significant contingent liabilities. These liabilities are generally described in Notes 11 and 17.4 to our Consolidated Financial Statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002. If we were forced to make a payment due to one or more of these contingent liabilities, it could have an adverse effect on our financial condition and our ability to make payments under our debt instruments.

Our business operations in some countries are subject to additional risks.

      We conduct business in markets around the world. The risks associated with conducting business internationally, and in particular in some countries outside of Western Europe, the US and Canada, can include, among other risks:

•	fluctuations in currency exchange rates (including the dollar/euro exchange rate) and currency devaluations;

•	restrictions on the repatriation of capital;

•	differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

•	varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

•	exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith;

•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	tariffs, duties, export controls and other trade barriers;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	limited legal protection and enforcement of intellectual property rights;

•	insufficient provisions for retirement obligations;

•	recessionary trends, inflation and instability of the financial markets;

•	higher interest rates; and

•	political instability and the possibility of wars and terrorist acts.

      We may not be able to insure or hedge against these risks and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

      We have substantial assets, liabilities, revenues and costs denominated in currencies other than euro. To prepare our consolidated financial statements we must translate those assets, liabilities, revenues and expenses into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

      In addition, to the extent that we incur expenses that are not denominated in the same currency as the related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

We may not be able to meet anticipated capital requirements for certain transactions.

      We may engage in projects that require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and our cost of capital depends on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, restrictions in debt instruments, success of current projects, perceived quality of new projects and tax and securities laws. We may forego attractive business opportunities and lose market share if we cannot secure financing on satisfactory terms.

We may suffer reduced profits or losses as a result of intense competition.

      The majority of the industries in which we operate are highly competitive and require substantial human and capital resources. Many other companies serve the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share, introduce new technologies or services, or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

      In addition, most of our main businesses rely on some important third-party content. There is no assurance that the desired rights to content will be available on commercially reasonable terms, and as the markets in which our businesses operate become more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have a material adverse effect on our business and financial position.

We may not be successful in developing new technologies or introducing new products and services.

      Many of the industries in which we operate are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and we may not succeed in developing marketable technologies. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments made in those products and services and to make substantial new investments.

We may have difficulty enforcing our intellectual property rights.

      The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. A substantial portion of our revenue comes from the sale of audio and audiovisual products that are potentially subject to unauthorized copying. Similarly, advances in internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. A large portion of intellectual property is potentially subject to widespread, uncompensated dissemination on the internet. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor, or if we fail to develop effective means of protecting our intellectual property or entertainment-related products and services, our results of operations and financial position may suffer.

Challenges to our rights to use intellectual property could have a negative effect on us.

      Many of our main businesses are heavily dependent on intellectual property owned and licensed by us. Challenges by third parties claiming infringement of their proprietary rights, if upheld, could result in the loss of intellectual property which we depend on to generate revenues and could result in damages or injunctive relief being imposed against us. Even challenges that we are successful in defending may result in substantial costs and diversion of resources, which could have an adverse effect on our operations.

We may not be able to retain or obtain required licenses, permits, approvals and consents.

      We need to retain or obtain a variety of permits and approvals from regulatory authorities to conduct and expand each of our businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost for renewing or obtaining permits and approvals may be prohibitive. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner — in particular, licenses to provide telecommunications services — our ability to achieve our strategic objectives could be impaired. The regulatory environment in which our businesses operate is complex and subject to change, and adverse changes in that environment could impose costs on us or limit our revenue.

The loss of key personnel could hurt our operations.

      Our success and the success of our business units depends upon the continuing contributions of our executive officers and other key operating personnel. The complete or partial loss of their services could adversely affect our businesses.

Restructuring at our business units may adversely affect our operations and financial condition.

      In an effort to cut costs and rationalize operations, our business units may engage in restructuring, including closures of facilities and reduction of workforce. If a business unit fails to properly carry out any restructuring, the relevant business’s ability to conduct its operations and the business’s results could be adversely affected. Restructurings, closures and layoffs may also harm our employee relationships, public relationships and governmental relationships which would in turn adversely affect our operations and results. For example, in March 2003, Canal+ Group announced an employee reduction as part of its overall restructuring plan. The program calls for a reduction of approximately 305 positions, mainly administration and technical support personnel. In addition, approximately 138 positions in certain support functions will be outsourced. The announcement of this program may result in a deterioration of our labor relations and may have an adverse effect on our operations.

Cegetel Group expects to make significant investments in networks and new technology and the anticipated benefits of these investments may not be realized.

      Cegetel Group expects to make substantial investments in its mobile networks, particularly in connection with the rollout of its UMTS mobile network over the next several years in view of increased usage and the need to offer new services and greater functionality afforded by UMTS technology. Accordingly, the level of Cegetel Group’s capital expenditures in future years is expected to exceed current levels. The development of UMTS technology is taking longer than anticipated. Consumer acceptance of UMTS or other new technology may be less than expected and will depend on a number of factors, including the availability of applications which exploit the potential of the technology and the breadth and quality of available content. If the introduction of UMTS services is further delayed or UMTS fails to achieve the expected advantages over existing technologies, Cegetel Group may be unable to recoup its network investment.

Regulations regarding electromagnetic radiation or future claims with respect to electromagnetic radiation could have an adverse effect on our mobile telephone revenues and operations.

      The International Commission for Non-Ionizing Radiation Protection, an independent organization that advises the World Health Organization, has established a series of recommendations setting exposure limits from electromagnetic radiation from antennas. These regulations were driven by concern over a potential connection between electromagnetic radiation and certain negative health effects, including some forms of cancer. They were enacted into French law on May 3, 2002. SFR, an 80%-owned subsidiary of Cegetel Group, is also, along with the other French mobile telephony operators, in the process of entering into agreements with various cities, including the city of Paris, that will set up local guidelines. The International Cancer Research Center, authorized by the World Health Organization, is currently conducting a large-scale epidemiological study, the conclusions of which are expected to be published in 2004. We cannot assure you that future regulations will not have a negative impact on our revenues and operations. We also cannot assure you that claims, relating to electromagnetic radiation will not arise against us and our mobile telephony operations in the future and have an adverse effect on our revenues and operations. In addition, even the perception of possible health risks, could lead to reduced demand for our mobile telephony services and have an adverse effect on our revenues and operations.

Our content assets in television, motion pictures and music may not be commercially successful.

      A significant amount of our revenue comes from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The market for these products is highly competitive and competing products are often released into the marketplace at the same time. The commercial success of a motion picture, television series or audio recording depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Our motion picture business is particularly dependent on the success of a limited number of releases. Universal Picture Group, or UPG, typically releases 14 to 16 motion pictures a year and the commercial failure of just a few of these motion pictures can have a significant adverse impact on UPG’s results for both the year of release and the following year. This is particularly true for motion pictures with high production costs, and in 2003, UPG intends to release an unusually large number of high production cost motion pictures. Our failure to produce and distribute motion pictures, television series and audio recordings with broad consumer appeal could materially harm our business, financial condition and prospects for growth.

The recorded music market has been declining and may continue to decline.

      Economic recession, CD-R piracy and illegal downloading of music from the internet and growing competition for consumer discretionary spending and shelf space are all contributing to a declining recorded music market. Additionally the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended and no profitable new format has emerged to take its place. Worldwide sales were down as the music market witnessed an estimated market decline of 9.5% in 2002. Double-digit declines were experienced in the US, Japan and Germany. Of the world’s five major music markets only France reported growth. There are no assurances that the recorded music market will not continue to decline. A declining recorded music market is likely to lead to the loss of revenue and operating income at Universal Music Group, or UMG.

UMG has been losing, and is likely to continue to lose, sales due to unauthorized copies and piracy.

      Technological advances and the conversion of music into digital formats have made it easy to create, transmit and “share” high quality unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the internet. Unauthorized copies and piracy cost the recorded music industry an estimated $4.3 billion in lost revenues during 2001, the last year for which data is available, according to the International Federation of the Phonographic Industry, or IFPI. IFPI estimates that 1.9 billion pirated units were manufactured in 2001, equivalent to about 40% of all CDs and cassettes sold globally. According to IFPI estimates, about 28% of all CDs sold in 2001 were pirated, up from about 20% in 2000. We believe that these percentages are continuing to increase. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made and have had, and, we believe, will continue to have, an adverse effect on UMG.

Our motion picture businesses may lose sales due to unauthorized copies and piracy.

      Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and “share” high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. Unauthorized copies and piracy of these products compete against legitimate sales of these products. The motion picture business is dependent upon the enforcement of copyrights. A failure to obtain appropriate relief from unauthorized copying through judicial decisions and legislation and an inability to curtail piracy rampant in some regions of the world are threats to the motion picture business and may have an adverse effect on our motion picture business.

Changes in economic conditions could affect the revenue we receive from television programming that we produce and from our television channels.

      Our television production and distribution and cable networks are directly and indirectly dependent on advertising for their revenue. Changes in US, global or regional economic conditions may affect the advertising market for broadcast and cable television programming, which in turn may affect the volume of, and price for, the advertising on our cable networks and shows and the volume of, and price for, the programming we are able to sell.

Consolidation among cable and satellite distributors may harm our cable television networks.

      Cable and satellite operators continue to consolidate, making our cable television networks increasingly dependent on fewer operators. If these operators fail to carry our cable television networks or use their increased bargaining power to negotiate less favorable terms of carriage, our cable television network business could be adversely affected.

The increase in the number of cable television networks may adversely affect our cable television networks.

      Our cable television networks compete directly with other cable television networks as well as with local and network broadcast channels for distribution, programming, viewing audience and advertising revenue. Growth in distribution platforms has led to the introduction of many new cable television networks. The increased competition may make it more difficult to place our cable television networks on satellite and cable distribution networks, acquire attractive programming or attract necessary audiences or suitable advertising revenue.

Our television production and distribution businesses face increased competition.

      Our produced programs, including television series, made-for-television and made-for-video motion pictures, compete in a worldwide television marketplace that has become ever more competitive as digital cable and satellite delivery increasingly expand the number of channels (and competing programs) available to consumers. Competition in the critical US production market has also been increased by the growing consolidation and vertical integration of several large television and media giants. The 1995 repeal of the financial interest and syndication rules in the United States has permitted these conglomerates to combine ownership of television production businesses with broadcast networks. As a result, the current US broadcast networks — ABC, CBS, NBC, Fox, The WB and UPN — are able to fill their schedules with a large percentage of self-owned programs, thus reducing the number of time slots available to VUE’s Universal Television Group and other “outside” producers. For the fall 2002 season, the top five producers in total hours on network television were all affiliated with a broadcast network. Approximately 40% of Universal Television Group’s revenues came from broadcast license program fees in 2002. We can offer no assurances that we will be able to maintain or grow these revenues in the face of increased competition.

New technologies may harm our cable television networks.

      A number of new personal video recorders, such as TIVO in the United States have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without advertising. The effect of these recorders on viewing patterns and exposure to advertising could have an adverse effect on our operations and results.

Our theme park and resort group may continue to be negatively affected by international, political and military developments.

      The terrorist attacks of September 11, 2001, the threat and outbreak of war and the threat of further terrorist attacks have resulted in significant reductions in domestic and international travel that negatively affected our theme park and resort activities. These developments have had a continued impact on vacation travel, group conventions and tourism in general. Any further outbreak or escalation of hostilities, any further terrorist attack, the perceived threat of hostilities or terrorist attack or a change in public perception regarding current developments would be likely to have an additional negative impact on our operations.

Canal+ Group is subject to French and other European content and expenditure provisions that restrict its ability to conduct its business.

      Canal+ Group is regulated by various statutes, regulations and orders. In particular, under its French broadcast authorization, the premium channel Canal+ is subject to the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films, and 40% must be French Language films. Each year Canal+ must invest 20% of its total prior-year revenues in the acquisition of film rights, including 9% which must be devoted to French language films and 3% to non-French language European films. At least 75% of the French movies must not be acquired from Canal+ Group controlled companies. Canal+ has an obligation to invest 4.5% of its revenues in original TV movies and dramas. Canal+ Group also operates in Belgium, Spain, the Netherlands and Poland pursuant to the regulations of each of these countries which generally stipulate, as do the French, financing levels for European and national content. These regulations severely limit Canal+ Group’s ability to choose content and otherwise manage its business and could have an adverse effect on its operations and results.

      One of our two independent public accountants, Barbier Frinault & Cie, was formerly a member of Andersen Worldwide, as was Arthur Andersen LLP, which has been found guilty of a federal obstruction of justice charge, and you will probably be unable to exercise effective remedies against Andersen Worldwide in any legal action.

      One of our two independent public accountants, Barbier Frinault & Cie, was formerly a member of Andersen Worldwide, as was Arthur Andersen LLP, and during that period provided us with auditing services, including issuing an audit report with respect to our audited consolidated financial statements, for the fiscal year ended December 31, 2002. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government’s investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

      Andersen Worldwide has not reissued its audit report with respect to our audited consolidated financial statements prepared by it that are incorporated by reference in this prospectus. Furthermore, Andersen Worldwide has not consented to the inclusion of its audit report in this prospectus. As a result, you will probably not have an effective remedy against Andersen Worldwide in connection with a material misstatement or omission with respect to our audited consolidated financial statements that are incorporated by reference in this prospectus, any registration statement with respect to the Exchange

Notes following this offering or any other filing we make with the SEC, including any claim under Section 11 of the Securities Act with respect to such registration statement. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Andersen Worldwide may not have sufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements.

Risks Relating to the Notes

The Notes are structurally subordinated to indebtedness of Vivendi Universal’s subsidiaries.

      Vivendi Universal must rely on payments from its subsidiaries to fund payments on the Notes, and its subsidiaries might not be able to make payments to it in some circumstances.

      Vivendi Universal is a holding company and does not directly conduct any business operations. Vivendi Universal’s only significant assets are the shares it holds in its subsidiaries and loans to these subsidiaries. We do not expect Vivendi Universal to have any sources of funds that would allow it to make payments on the Notes, other than funds lawfully distributed or paid by, or from disposals of equity in direct subsidiaries.

      You will not have any direct claim on the cash flows of Vivendi Universal’s operating subsidiaries and such subsidiaries have no obligation, contingent or otherwise, to pay amounts due under the Notes or to make funds available to Vivendi Universal for these payments. These subsidiaries are legally distinct from Vivendi Universal and have no obligations to pay amounts due on its debt or to make funds available to it for such payment.

      Vivendi Universal’s subsidiaries are restricted in their ability to make distributions and pay dividends to it.

      Dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. For example, VUE’s $920 million credit facility limits dividends and the net balance of loans between VUE and Vivendi Universal at any time. Although the indenture governing the Notes will limit the ability of our subsidiaries to enter into future consensual restrictions on their ability to pay dividends and make other payments to us, there are significant qualifications and exceptions to these limitations.

      Some of our subsidiaries which are less than wholly owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include Cegetel Group and Maroc Telecom.

      The ability of our subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law (including the French Civil Code (Code civil) and the French Commercial Code (Code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

      Your right to receive payments under the Notes will be structurally subordinated to all liabilities of Vivendi Universal’s subsidiaries.

      In the event of a bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to one of our subsidiaries, your right to participate in a distribution of the assets of such subsidiary will rank behind such subsidiary’s creditors, including trade creditors, and preferred stockholders, if any, except to the extent that we might have claims against such subsidiary. As of June 30, 2003, our subsidiaries had approximately €7.0 billion of indebtedness outstanding. At that same date, after giving effect to the issuance of the Outstanding Notes and the application of the net proceeds thereof to repay the €1,107 million SIT Facility (as defined below), our subsidiaries would have had €5.9 billion of indebtedness.

The right of noteholders to receive payments on the Notes is effectively subordinated to the rights of our existing and future secured creditors.

      Holders of our secured obligations, including indebtedness outstanding under the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility have claims that are prior to your claims as holders of the Notes to the extent of the value of the assets securing those other obligations. Notably, our Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured, on a pari passu basis, by liens on deposit accounts, intercompany notes and capital stock in certain of our subsidiaries. The Notes are effectively subordinated to all such secured indebtedness to the extent of the value of the collateral. In the event of any distribution of our assets or payment in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy, the assets securing the claims of our secured creditors will be available to satisfy the claims of those creditors before they are available to unsecured creditors, including the holders of the Notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, ratably, than holders of our secured obligations.

      See “Capitalization”, “Description of Exchange Notes” included elsewhere in this prospectus, “Item 4 — Information on the Company — Summary of Indebtedness” and our Consolidated Financial Statements in our 2002 Annual Report on Form 20-F for the year ended December 31, 2002 and Note 4 to the unaudited interim financial statements included in the Half-Year Report for more information on our secured indebtedness and restrictions on our ability to incur additional secured indebtedness.

Restrictions and other provisions in our debt instruments may limit our ability to make payments on the Notes, operate our business and access liquidity.

      The indenture governing the Notes contains, and the indentures and agreements governing our outstanding credit facilities and other indebtedness contain, affirmative and negative covenants that limit our ability and the ability of certain of our subsidiaries to take certain actions. Our credit facilities require us to maintain specified financial ratios and satisfy other financial conditions. The indenture governing the Notes and the agreements or indentures governing our other indebtedness restrict, among other things, our ability and the ability of all or substantially all of our subsidiaries to:

•	pay dividends on, redeem or repurchase share capital or make other distributions;

•	make certain other restricted payments and investments;

•	incur additional indebtedness and issue certain preference shares;

•	create certain liens;

•	merge, consolidate, amalgamate or otherwise combine with other entities;

•	enter into certain transactions with affiliates;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	transfer or sell assets, including by way of a sale and leaseback transaction; and

•	guarantee indebtedness of Vivendi Universal.

      Some of our debt documents contain negative covenants which are more restrictive than those that will be contained in the indenture governing the Notes. In addition, many of the debt documents require us to meet on an ongoing basis certain financial ratio and financial condition tests. Please see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Financial Resources”, “Item 4 — Information on the Company — Summary of Indebtedness” in our Annual Report on Form 20-F for the year ended December 31, 2002 and Note 4 to the unaudited interim financial statements included in the Half-Year Report.

      The covenants in our debt documents could materially and adversely affect our ability to engage in business activities that may be in our best interest and/or to finance our future operations or capital needs. Furthermore, events beyond our control could affect our ability to meet the financial ratio and financial condition tests. Our failure to comply with these obligations and other covenants could cause an event of default under one or more of our credit facilities or indentures, including the indenture governing the Notes. If an event of default under the debt instrument occurs, our lenders could elect to declare all amounts outstanding under the debt instrument to be immediately due. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including our obligations under the Notes. We may incur other debt in the future that contains financial or restrictive covenants.

      Our existing revolving credit facilities contain conditions to drawing, including conditions related to the financial condition and prospects of Vivendi Universal. Accordingly, under certain circumstances, Vivendi Universal may not have access to undrawn amounts under such facilities. Failure to have access to such funds could materially adversely affect Vivendi Universal, its operations and ability to meet its obligations under the Notes.

      You should read “Item 4 — Information on the Company — Summary of Indebtedness” in our Annual Report on Form 20-F for the year ended December 31, 2002 for further information about these covenants and other provisions.

We may not have the ability to finance a change of control offer as required by the indenture.

      If specific kinds of change of control events occur, Vivendi Universal will be required to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, on the Notes. The change of control events which could give rise to Vivendi Universal’s obligation to offer to purchase the Notes are different from those included in many of our debt documents. Consequently, following certain changes of control, Vivendi Universal and its subsidiaries could be obligated to repay indebtedness outstanding under their debt documents, at a time when Vivendi Universal is not obligated to offer to repurchase the Notes.

      If a change of control event occurs, we cannot assure you that we will have sufficient funds to pay the purchase price for any Notes tendered to us upon such change of control event. If a change of control event occurs at time when we are prohibited from purchasing the Notes under our other debt agreements, we could seek the consent of our lenders to purchase the Notes or could attempt to refinance or repay the borrowings that prohibit our repurchase of the Notes. If we do not obtain such consent or refinance or repay those borrowings, we would remain prohibited from purchasing the Notes. In that case, our failure to purchase any of the tendered Notes would constitute an event of default under the Notes, which would cause a default under most of our other major debt instruments. You should read the discussions in “Description of Exchange Notes — Repurchase at the Option of Holders — Change of Control”, and “Item 4 — Information on the Company — Summary of Indebtedness” in our Annual Report on Form 20-F for the year ended December 31, 2002 for further information about these restrictions.

You may have difficulty selling the Outstanding Notes that you do not exchange.

      If you do not exchange your Outstanding Notes for the Exchange Notes offered in this exchange offer, your Outstanding Notes will continue to be subject to significant restrictions on transfer. Those transfer restrictions are described in the indenture governing the Notes and arose because we originally issued the Outstanding Notes under exemptions from the registration requirements of the Securities Act.

      In general, you may offer or sell your Outstanding Notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We did not register the Outstanding Notes, and we do not intend to do so following the exchange offer. If you do not exchange your Outstanding Notes, you will lose your right to have your Outstanding Notes registered under the Securities Act. As a result, if you hold Outstanding Notes after the exchange offer, your ability to sell those Notes will be significantly limited.

      If a large number of Outstanding Notes are exchanged for Exchange Notes issued in the exchange offer, if may be more difficult for you to sell your unexchanged Outstanding Notes.

If you participate in the exchange offer for the purpose of participating in a distribution of the Exchange Notes or are an “affiliate” of Vivendi Universal, you may still be subject to various transfer restrictions.

      If you exchange your Outstanding Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed an underwriter under the Securities Act. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. Also, “affiliates” of Vivendi Universal may sell Exchange Notes only in compliance with the provisions of Rule 144 under the Securities Act or another available exemption.

Your Outstanding Notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your Outstanding Notes will continue to be subject to existing transfer restrictions and you may not be able to sell your Outstanding Notes.

      We will not accept your Outstanding Notes for exchange if you do not follow the exchange offer procedures. You will receive Exchange Notes in exchange for your Outstanding Notes only if, before the expiration date of the exchange offer, you deliver all of the following to the applicable exchange agent:

•	certificates for the Outstanding Notes or a book-entry confirmation of a book-entry transfer of the Outstanding Notes into the exchange agent’s account at The Depository Trust Company, Euroclear Bank S.A./ N.V. or Clearstream Banking, S.A., as applicable;

•	the applicable Letter of Transmittal, properly completed and duly executed by you, together with any required signature guarantees; and

•	any other documents required by the Letter of Transmittal.

      You should allow sufficient time to ensure that the applicable exchange agent receives all required documents before the exchange offer expires. Neither we nor the applicable exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your Outstanding Notes for exchange.

An active trading market may not develop for the Notes.

      The Exchange Notes will be registered under the Securities Act, but will not constitute an issue of securities for which there is currently an active trading market. The Initial Purchasers have informed us that one or more of them currently intend to make a market in the Notes. However, the Initial Purchasers are not obligated to do so and may discontinue market-making activities at any time without notice. The Outstanding Notes are listed on the Luxembourg Stock Exchange, and we intend to list the Exchange Notes on the Luxembourg Stock Exchange. Nevertheless, we cannot assure you that the Exchange Notes will be accepted for listing or that the Notes will remain listed. As a result, we cannot assure you that an active trading market for the Notes will develop or be maintained.

      The liquidity of any market for the Notes will depend upon the number of holders of the Notes, our performance, the market for similar securities, the interest of securities dealers in making a market, general economic conditions and our financial condition, performance and prospects of the Notes and other factors. Historically, the market for non-investment grade debt has not been consistently liquid and has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the Notes.

The Notes will initially be held in book-entry form and therefore you must rely on the procedures of the relevant clearing systems to exercise any rights and remedies.

      Unless and until definitive Notes are issued in exchange for book-entry interests in the Notes, owners of the book-entry interests will not be considered owners or holders of Notes. Instead, the common depositary, or its nominee, will be the sole holder of the Notes.

      Payments of principal, interest and other amounts owing on or in respect of the dollar-denominated Notes in global form will be made to The Bank of New York as Dollar Paying Agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts (including Euroclear and Clearstream) that hold book-entry interests in the dollar-denominated Notes in global form and credited by such participants to indirect participants. Payments of principal, interest and other amounts owing on or in respect of the euro-denominated Notes in global form will be made to The Bank of New York as Euro Paying Agent, which will make payments to the common depositary, which will in turn distribute payments to Euroclear and Clearstream. Thereafter, payments will be made by Euroclear and Clearstream to participants in these systems and then by such participants to indirect participants. After payment to DTC or the common depositary, none of Vivendi Universal, any of its subsidiaries, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments of interest, principal or other amounts to DTC, Euroclear and/or Clearstream or to owners of book-entry interests.

      Unlike holders of the Notes themselves, owners of book-entry interests will not have the direct right to act upon solicitations for consents or requests for waivers or other actions from holders of the Notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC, Euroclear and/or Clearstream or, if applicable, from a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

French insolvency laws may not be as favorable to you as US or other insolvency laws.

      Vivendi Universal is incorporated in France and, consequently, will be subject to French laws and proceedings affecting creditors, including article 1244-1 of the French Civil Code (code civil), voluntary judicial amicable settlement of debts proceedings (règlement amiable) and judicial reorganization or liquidation proceedings (redressement or liquidation judiciaire). In general, French reorganization or liquidation legislation favors the continuation of a business and protection of employment over the payment of creditors.

      Pursuant to article 1244-1 of the French code civil, French courts may, in any civil proceeding involving the debtor, whether initiated by the debtor or the creditor, taking into account the debtor’s financial position and the creditor’s financial needs, defer or otherwise reschedule over a maximum period of two years the payment dates of payment obligations. In addition, pursuant to article 1244-1, French courts may decide that any amounts, the payment date of which is thus deferred or rescheduled, will bear interest at a rate which is lower than the contractual rate (but not lower than the legal rate) and/or that payments made shall first be allocated to repayment of the principal by a decision indicating specific grounds. If a court order under article 1244-1 of the French code civil is made, it will suspend any pending enforcement measures, and any contractual interest or penalty for late payment will not be due during the period ordered by the court.

      A company may initiate, in its sole discretion, voluntary judicial amicable settlement of debts proceedings (règlement amiable) with respect to itself, provided it (i) is able to pay its due debts out of its available assets and (ii) experiences legal, economic or financial difficulties or cannot obtain financing suited to its needs and possibilities. At the request of the company, the competent court enters an order appointing a conciliator (conciliateur) to help the company reach agreement with its creditors for reducing or rescheduling its indebtedness in order to resolve its difficulties. The company’s major creditors must be a party to the agreement in order for it to be approved by the court.

      In the context of voluntary judicial amicable settlement of debts proceedings (règlement amiable), which may last up to four months, French courts have the power (a) for the duration of the proceedings, to prohibit a company from paying any prior debts and its creditors from pursuing any legal proceedings against it to (i) obtain the payment of such debts, (ii) terminate an agreement with the company for failure to pay a monetary amount or (iii) seize or attach any of its assets; and (b) to defer or otherwise reschedule the company’s payment obligations over a maximum period of two years, pursuant to article 1244-1 of the code civil.

      Judicial reorganization or liquidation proceedings (redressement or liquidation judiciaire) may be initiated against a company incorporated in France if:

1.	it fails to perform its financial obligations pursuant to a voluntary judicial amicable settlement of debts proceeding (règlement amiable), such a proceeding being initiated at the sole discretion of the company;

2.	it has undertaken to purchase the business of another insolvent company, after a period during which it leases such business, and fails to do so; or

3.	it cannot pay its due debts out of its available assets (it is in cessation de paiements).

      Such proceedings may be initiated against a company:

•	in the event of (1) above, by the public prosecutor, the company or a creditor party to the voluntary judicial amicable settlement;

•	in the event of (2) above, the public prosecutor, the individual appointed by the court in particular to oversee the performance of the sale (commissaire à l’exécution du plan) or any interested party; or

•	in the event of (3) above, by a company, a creditor, the court or the public prosecutor.

      A company is required to petition for insolvency proceedings within 15 days of becoming in cessation de paiements. If it does not, directors and, as the case may be, de facto managers, are subject to civil liability.

      The date of cessation de paiements is deemed to be the date of the court order commencing judicial liquidation or reorganization proceedings. However, in the order commencing proceedings or in a subsequent order, a court may set the date of the cessation de paiements at an earlier date of up to 18 months prior to the court order commencing proceedings. The date of the cessation de paiements is important because it marks the beginning of the suspect period. Certain transactions undertaken during the suspect period may become void or voidable.

      The court order commencing the proceedings may order either the liquidation or the reorganization of the company. In the event of reorganization, an administrator appointed by the court investigates the business of a company during an initial observation period, which may last up to 20 months, and makes proposals for its reorganization, sale or liquidation. At any time during this observation period, the court can order the liquidation of the company. The outcome of the proceedings is decided by the court without a vote of the creditors.

      Void transactions include transactions or payments entered into during the suspect period that may constitute voluntary preferences for the benefit of some creditors to the detriment of other creditors. These include transfers of assets for no consideration, contracts under which the reciprocal obligations of the company significantly exceed those of the other party, payments of debts not due at the time of payment, payments made in a manner which is not commonly used in the ordinary course of business, security granted for debts previously incurred and provisional measures, unless the writ of attachment or seizure predates the date of cessation de paiements.

      Voidable transactions include transactions or payments made when due after the date of cessation de paiements, if the party dealing with the company knew that it was in a state of cessation de paiements. Transactions relating to the transfer of assets for no consideration are also voidable when realized during the six-month period prior to the beginning of the suspect period.

      As a general rule, creditors domiciled in France whose debts arose prior to the commencement of the proceedings must file a claim with the creditors’ representative within two months of the publication of the court order in the Bulletin Officiel des Annonces Civiles et Commerciales; this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims during the relevant period are barred from receiving distributions made in connection with the proceedings and their unasserted claims are extinguished. Employees are not subject to such limits and are preferential creditors under French law.

      From the date of the court order commencing the proceedings, the company is prohibited from paying debts outstanding prior to that date, subject to specified exceptions which essentially concern the set-off of inter-related debts and payments, authorized by the court, made to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors may not pursue any legal action against the company with respect to any claim arising prior to the court order commencing the proceedings if the objective of such legal action is:

•	to obtain an order for or payment of a sum of money by the company to the creditor (however, the creditor may require that a court fix the amount due);

•	to terminate a contract for non-payment of amounts owned by the company; or

•	to enforce the creditor’s rights against any assets of the company.

      Contractual provisions such as those contained in the indenture governing the Notes that would accelerate the payment of the company’s obligation upon the occurrence of (i) the opening of judicial reorganization proceedings or (ii) a state of cessation de paiements, are not enforceable under French law.

      The administrator may elect to terminate or continue executory contracts (contrats en cours) provided that the company fully performs its post-petition contractual obligations.

      If the court adopts a judicial reorganization plan, it can set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent and can reschedule the payment of debts owed by the company.

      French insolvency law assigns priority to the payment of certain preferential creditors, including employees, the bankruptcy court, officials appointed by the insolvency court as required by the insolvency proceedings, post-petition creditors, certain secured creditors essentially in the event of liquidation and the French treasury.

Insolvency and administrative laws could adversely affect your ability to enforce your rights under the Notes.

      Vivendi Universal is organized under the laws of France. In the event of a bankruptcy or insolvency event, proceedings could be initiated in France or the United States, or in one or more other jurisdictions. Such multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of your rights. Your rights under the Notes will be subject to the insolvency and administrative laws of several jurisdictions and there can be no assurance that you will be able to effectively enforce your rights in such complex, multiple bankruptcy or insolvency proceedings.

You may be unable to recover in civil proceedings for US securities laws violations.

      Vivendi Universal is a company organized and existing under the laws of France. A majority of the directors and officers of Vivendi Universal are not residents of the United States and a substantial portion of the assets of Vivendi Universal and its subsidiaries and those of its directors and executive officers are located outside the United States. Although Vivendi Universal has appointed Vivendi Universal US Holding Co. as its agent for service of process in connection with any action under the indenture governing the Notes, the Notes and US securities laws, you may be unable to effect service of process within the United States on Vivendi Universal’s directors and officers. Furthermore, we have been advised by our French counsel that the United States is not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, rendered in civil and commercial matters with France. There is, therefore, doubt as to the enforceability in France of civil liabilities based upon US securities laws in an action to enforce a US judgment in France. Furthermore, the enforcement in France of any judgment obtained in a New York court based on civil liabilities, whether or not predicated solely upon US federal securities laws, will be subject to certain conditions. There is also doubt that a French court would have the requisite power to grant remedies sought in an original action brought in France on the basis of US securities laws violations. See “Enforcement of Civil Liabilities.”

THE 2003 REFINANCING PLAN

      In April 2003, Vivendi Universal issued €1.2 billion of senior notes and, in May 2003, we closed our Dual Currency Credit Facility. We collectively refer to both transactions as the “2003 Refinancing Plan”. The net proceeds from the sale of the €1.2 billion of senior notes were applied, together with available cash, towards the repayment of €1.54 billion indebtedness with scheduled maturities in 2003 and 2004.

      The 2003 Refinancing Plan increased funds immediately available to Vivendi Universal by approximately €1.0 billion and extended the scheduled maturity of €2.5 billion of debt facilities beyond December 31, 2004. After giving effect to the 2003 Refinancing Plan, Vivendi Universal would have had €4.1 billion funds immediately available as of June 30, 2003. For these purposes, “funds immediately available to Vivendi Universal” means cash in the Vivendi Universal cash pooling system that is immediately available to meet Vivendi Universal’s obligations and undrawn credit facilities, but does not include any funds at Maroc Telecom, Cegetel Group or (in excess of the limitation on net balance of loans with Vivendi Universal) VUE.

      The following table provides a summary of the impact of the 2003 Refinancing Plan on the maturity profile of debt and undrawn facilities of Vivendi Universal through December 31, 2004.

Pro Forma Maturity Profile — Vivendi Universal (Parent Company)

(in billions)

	Aggregate	Pro Forma
	Maturities	Aggregate	Pro Forma
	Pre-Refinancing Plan	Maturities	Extension

Q3 2003	1.78	1.51 (1)	0.27
Q4 2003	1.07	0.20	0.87
Q1 2004	3.48	2.14 (2)	1.34
Q2 2004	—	—	—
Q3 2004	0.15	0.15	—
Q4 2004	0.51	0.01	0.50

Total maturities Q3 2003 – Q4 2004	€6.99	€4.01	€2.98

(1)	Includes cash redemption amount of BSkyB exchangeable 1% notes issued in July 2000 and maturing on July 5, 2003.

(2)	Includes the cash redemption amount of Vivendi Universal convertible 1.25% bonds issued in January 1999 and maturing on January 1, 2004.

     While the 2003 Refinancing Plan reduced our expected use of funds in the near to medium term, we will continue to be heavily indebted, with approximately €4.0 billion in debt at Vivendi Universal and undrawn facilities scheduled to mature over the period from July 1, 2003 to December 31, 2004. In connection with the 2003 Refinancing Plan, VUE entered into a $750 million securitization program as of March 31, 2003 and a $920 million five-year term loan as of June 24, 2003. We also have numerous contingent liabilities including legal proceedings that we may or may not be called upon to meet over the period. Our subsidiaries also have other liabilities and contingent liabilities that they will need to meet over this period. For a description of our contingent liabilities, see “Item 5 — Operating and Financial Review and Prospects — Contingencies” and “Item 8 — Financial Information — Litigation” included in our Annual Report on Form 20-F for the year ended December 31, 2002.

      As described in “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources” included in our Annual Report on Form 20-F for the year ended December 31, 2002, the cash generated by Cegetel Group and Maroc Telecom is consolidated in our cash flow statements but is not available to Vivendi Universal until paid to Vivendi Universal by way of dividend. In addition, the receipt of cash generated by VUE is subject to a limitation that restricts the net balance of loans between VUE and Vivendi Universal. See “Item 4 — Information on the Company — Summary of Indebtedness” included in our Annual Report on Form 20-F for the year ended December 31, 2002. We expect net cash inflow available to Vivendi Universal, before any asset disposals, to be negative in 2003. Accordingly, Vivendi Universal’s ability to meet its obligations will depend upon the success of our asset disposal program.

      We believe that the 2003 Refinancing Plan gave us substantial flexibility in connection with the execution of our asset disposal program, and that proceeds from such 2003 Refinancing Plan combined with proceeds from asset disposals will be more than sufficient to enable us to meet our obligations. However, there can be no assurance that asset disposals will be sufficient to make up the shortfall in available funds over the period of the program or that our cash needs over this period will not exceed our current best estimates. See “Risk Factors — Risks Relating to Us — We are Selling a Portion of Our Assets and Businesses to Meet Our Debt Obligations and Decrease Our Leverage.”

RATIO OF EARNINGS TO FIXED CHARGES

						Six months
	Year ended					ended
	December 31,					June 30,

	Actual					Actual

	2000		2001		2002	2002	2003

Ratio of earnings to fixed charges	2.45	x	2.0	x	*	*	2.77	x

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax income from continuing operations before minority interests, fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less capitalized interest. Fixed charges include interest expense (including amortization of deferred financing costs) and the portion of operating rental expense management believes represents the interest component of rent expense. Earnings were insufficient to cover fixed charges by €819 million for the year ended December 31, 2002 and by €1,799 million for the six months ended June 30, 2002.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      In connection with the sale of the Outstanding Notes, we entered into an exchange and registration rights agreement with the Initial Purchasers in which we agreed to file and to use our reasonable best efforts to cause to become effective with the Securities and Exchange Commission a registration statement with respect to the exchange of the Outstanding Notes for Exchange Notes with terms identical in all material respects to the terms of the Outstanding Notes. See “Registered Exchange Offer; Registration Rights.” A copy of the exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our contractual obligations under the exchange and registration rights agreement.

      If you tender your Outstanding Notes in exchange for Exchange Notes, you will represent to us that:

•	any Exchange Notes you receive are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of the Exchange Notes;

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	you have full power and authority to tender, exchange, sell, assign and transfer the tendered Outstanding Notes;

•	we will acquire good, marketable and unencumbered title to the Outstanding Notes you tender, free and clear of all liens, restrictions, charges and encumbrances; and

•	the Outstanding Notes you tender for exchange are not subject to any adverse claims or proxies.

      You also will warrant and agree that you will, upon request, execute and deliver any additional documents deemed by us or the applicable exchange agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Outstanding Notes you tender in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See “Plan of Distribution.”

Terms of the Exchange Offer

      We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of Exchange Dollar Notes for each $1,000 principal amount of Outstanding Dollar Notes and €1,000 principal amount of Exchange Euro Notes for each €1,000 principal amount of Outstanding Euro Notes properly tendered prior to the expiration date and not withdrawn according to the procedures described below. Outstanding Dollar Notes tendered in the exchange offer must be in denominations of $1,000 or any integral multiple of $1,000. Outstanding Euro Notes tendered in the exchange offer must be in denominations of €1,000 or any integral multiple of €1,000.

      The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that:

•	the Exchange Notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the Outstanding Notes; and

•	holders of the Exchange Notes will not be entitled to the rights of holders of the Outstanding Notes under the exchange and registration rights agreement.

      The Exchange Notes evidence the same indebtedness as the Outstanding Notes, which they replace, and will be issued pursuant to, and entitled to the benefits of, the indenture.

      The exchange offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Outstanding Notes that remain outstanding after the expiration date or, as set forth under the caption “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Outstanding Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $975,000,000 aggregate principal amount of Outstanding Dollar Notes and €500,000,000 aggregate principal amount of Outstanding Euro Notes are outstanding.

      Holders of Outstanding Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding Notes which are not tendered in, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. For a description of the consequences of not tendering Outstanding Notes for exchange, see “Risk Factors — Risks Relating to the Notes — You may have difficulty selling the Outstanding Notes that you do not exchange.”

      If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, certificates for the unaccepted Outstanding Notes will be returned, without expense, to the tendering holder of those notes promptly after the expiration date of the exchange offer. For a description of the consequences of an invalid tender, see “Risk Factors — Risks Relating to the Notes — Your Outstanding Notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your Outstanding Notes will continue to be subject to existing transfer restrictions and you may not be able to sell your Outstanding Notes.”

      Holders who tender Outstanding Notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the accompanying Letter of Transmittal, transfer taxes with respect to the exchange. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer.

      Our board of directors makes no recommendation to holders of Outstanding Notes as to whether to tender or refrain from tendering all or any portion of their Outstanding Notes in the exchange offer. In addition, no one has been authorized to make any similar recommendation. Holders of Outstanding Notes must make their own decision whether to tender in the exchange offer and, if so, the aggregate amount of Outstanding Notes to tender after reading this prospectus and the accompanying Letter of Transmittal and consulting with their advisers based on their financial position and requirements.

Expiration Date; Extensions; Amendments

      The term “expiration date” means 12:00 Midnight, New York City time, on                     , 2004, with respect to the Outstanding Dollar Notes, and 12:00 Midnight, London time, on                     , 2004, with respect to the Outstanding Euro Notes, unless we extend the exchange offer, in which, in each case, the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

      We expressly reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time, to:

•	delay the acceptance of the Outstanding Notes for exchange;

•	terminate the exchange offer, whether or not any Outstanding Notes have been accepted for exchange, if we determine, in our sole and absolute discretion, that any of the events or conditions referred to under the caption “— Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	extend the expiration date of the exchange offer and retain all Outstanding Notes tendered in the exchange offer, subject, however, to the right of holders of Outstanding Notes to withdraw their tendered Outstanding Notes as described under the caption “— Withdrawal Rights”; or

•	waive any condition or otherwise amend the terms of the exchange offer in any respect.

      If the exchange offer is amended in a manner that we determine to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

      Any delay in acceptance, termination, extension or amendment will be followed promptly by:

•	oral or written notice of the change to the exchange agents, with any oral notice to be promptly confirmed in writing; and

•	a public announcement of the change, which announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, with respect to the Outstanding Dollar Notes, and 9:00 a.m., London time, with respect to the Outstanding Euro Notes, on the next business day after the previously scheduled expiration date.

      Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

      Upon the terms and subject to the conditions of the exchange offer, promptly after the expiration date we will exchange, and will issue to the appropriate exchange agent, Exchange Notes for Outstanding Notes validly tendered and not withdrawn as described under the caption “— Withdrawal Rights.”

      In all cases, we will issue Exchange Notes in the exchange offer for Outstanding Notes that are accepted for exchange only after the appropriate exchange agent timely receives:

•	certificates for the Outstanding Notes or a timely book-entry confirmation of a book-entry transfer of the Outstanding Notes into the exchange agent’s account at The Depository Trust Company, to whom we refer to in this prospectus as “DTC,” Euroclear Bank S.A./N.V. as operator of the Euroclear system, to whom we refer to in this prospectus as “Euroclear,” or Clearstream Banking, societe anonyme, to whom we refer to in this prospectus as “Clearstream,” as applicable;

•	the appropriate Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the Letter of Transmittal.

      Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when Outstanding Notes, book-entry confirmations with respect to Outstanding Notes and other required documents are received by the appropriate exchange agent.

      Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Outstanding Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the appropriate exchange agent of our acceptance of those Outstanding Notes for exchange in the exchange offer. Any oral notice will be promptly confirmed in writing. Our acceptance for exchange of Outstanding Notes tendered through any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agents will act as our agents for the purpose of receiving tenders of Outstanding Notes, Letters of Transmittal and related documents, and as agents for tendering holders for the purpose of receiving Outstanding Notes, Letters of Transmittal and related documents and transmitting Exchange Notes to holders who validly tendered Outstanding Notes. The exchange will be made promptly after the expiration date. If for any reason whatsoever the acceptance for exchange or the exchange of any Outstanding Notes tendered in the exchange offer is delayed, whether before or after our acceptance for exchange of Outstanding Notes, or we extend the exchange offer or are unable to accept for exchange or exchange Outstanding Notes tendered in the exchange offer, then, without prejudice to our rights described in this prospectus, the exchange agents may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Outstanding Notes and such Outstanding Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the caption “— Withdrawal Rights.”

Procedures for Tendering Outstanding Notes

      When a holder of Outstanding Notes tenders, and we accept, notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions described in this prospectus and the accompanying Letter of Transmittal.

      Valid Tender. Except as set forth below, a holder of Outstanding Notes who wishes to tender such Outstanding Notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the appropriate exchange agent at the address set forth under the caption “— Exchange Agents”; or

•	if Outstanding Notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the appropriate exchange agent at the address set forth under the caption “— Exchange Agents.”

      In addition, either:

•	the appropriate exchange agent must receive the certificates for the Outstanding Notes and the appropriate Letter of Transmittal;

•	the appropriate exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the Outstanding Notes being tendered into the appropriate exchange agent’s account at DTC, Euroclear or Clearstream, as applicable, in each case along with the appropriate Letter of Transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, as applicable, to and received by the applicable exchange agent and forming a part of a book-entry confirmation, which states that DTC, Euroclear or Clearstream, as applicable, has received an express acknowledgment that the tendering holder has received and agrees to be bound by the Letter of Transmittal and that we may enforce the Letter of Transmittal against that holder. In this prospectus, the term “book-entry confirmation” means a timely confirmation of a book-entry transfer of Outstanding Notes into the exchange agent’s account at DTC, Euroclear or Clearstream, as applicable.

      If less than all of the Outstanding Notes are tendered, a tendering holder should fill in the amount of Outstanding Notes being tendered in the appropriate box on the appropriate accompanying Letter of Transmittal. The entire amount of Outstanding Notes delivered to an exchange agent will be deemed to have been tendered unless otherwise indicated.

      If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and unless waived by us, evidence satisfactory to us, in our sole discretion, of the person’s authority to act must be submitted.

      Any beneficial owner of Outstanding Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact that entity promptly if the beneficial owner wishes to participate in the exchange offer.

      The method of delivery of Outstanding Notes, Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder, and delivery will be deemed made only when actually received by the appropriate exchange agent. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery and should obtain proper insurance. No Letter of Transmittal or Outstanding Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

      Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See “Plan of Distribution.”

      Book-Entry Transfer. The dollar note exchange agent will make a request to establish an account at DTC with respect to Outstanding Dollar Notes, and the euro note exchange agent will make a request to establish an account at Euroclear or Clearstream with respect to Outstanding Euro Notes, each for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s, Euroclear’s or Clearstream’s systems, as applicable, must make book-entry delivery of Outstanding Dollar Notes by causing DTC to transfer those Outstanding Dollar Notes into the dollar exchange agent’s account at DTC in accordance with DTC’s procedures for transfer and must make book-entry delivery of Outstanding Euro Notes by causing Euroclear or Clearstream to transfer those Outstanding Euro Notes into the euro exchange agent’s account at Euroclear or Clearstream in accordance with Euroclear’s or Clearstream’s procedures, as applicable. Such participant should transmit its acceptance to DTC, Euroclear or Clearstream, as applicable, on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC, Euroclear or Clearstream, as applicable, will verify such acceptance, execute a book-entry transfer of the tendered Outstanding Notes into the appropriate exchange agent’s account at DTC, Euroclear or Clearstream, as applicable, and then send to the appropriate exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message confirming that DTC, Euroclear or Clearstream, as applicable, has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the Exchange Dollar Notes Letter of Transmittal or Exchange Euro Notes Letter of Transmittal, as applicable, and that we may enforce the Letter of Transmittal against such participant. Delivery of Exchange Notes issued in the exchange offer may be effected through book-entry transfer at DTC, Euroclear or Clearstream, as applicable. However, the Letter of Transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the appropriate exchange agent at the address set forth under the caption “— Exchange Agents”; or

•	comply with the guaranteed delivery procedures described below.

      Delivery of documents to DTC, Euroclear or Clearstream does not constitute delivery to the appropriate exchange agent.

      Signature Guarantees. Tendering holders do not need to endorse their certificates for Outstanding Notes and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, unless:

•	a certificate for Outstanding Notes is registered in a name other than that of the person surrendering the certificate, or

•	a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the Letter of Transmittal.

      In either of these cases, the certificates for Outstanding Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including, as such terms are defined in that rule:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association,

unless surrendered on behalf of such eligible institution. Please read carefully Instruction 1 in the appropriate accompanying Letter of Transmittal.

      Guaranteed Delivery (applicable if the Notes are in definitive certificated form). If a holder desires to tender Outstanding Notes in the exchange offer and the certificates for the Outstanding Notes are not immediately available or time will not permit all required documents to reach the appropriate exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, the Outstanding Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	the tenders are made by or through an eligible institution;

•	before the expiration date, the appropriate exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the appropriate Letter of Transmittal, stating the name and address of the holder of Outstanding Notes and the amount of Outstanding Notes tendered, stating that the tender is being made by the notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the appropriate Letter of Transmittal will be deposited by the eligible institution with the appropriate exchange agent. A Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the appropriate exchange agent and must include a guarantee by an eligible institution in the form set forth in the appropriate Notice of Guaranteed Delivery; and

•	the certificates (or book-entry confirmation) representing all tendered Outstanding Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the appropriate exchange agent within three New York Stock Exchange trading days after the date of execution of the appropriate Notice of Guaranteed Delivery.

      Determination of Validity. All questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered Outstanding Notes will be determined by us, in our sole discretion, and that determination will be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders that we determine are not in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under the caption “— Conditions to the Exchange Offer” or any defect or irregularity in any tender of Outstanding Notes of any particular holder whether or not we waive similar defects or irregularities in the case of other holders.

      Our interpretation of the terms and conditions of the exchange offer, including the Letters of Transmittal and their instructions, will be final and binding on all parties. No tender of Outstanding Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. Neither we, any of our affiliates, the exchange agents nor any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

      Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Outstanding Notes, other than any holder that is:

•	a broker-dealer that acquired Outstanding Notes as a result of market-making activities or other trading activities; or

•	a broker-dealer that acquired Outstanding Notes directly from us for resale under Rule 144A or another available exemption under the Securities Act,

who exchange their Outstanding Notes for Exchange Notes in the exchange offer may offer for resale, resell and otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the Exchange Notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the Exchange Notes; and

•	the holders are not our “affiliates” within the meaning of Rule 405 under the Securities Act.

      However, the staff of the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that it would make a similar determination with respect to the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Withdrawal Rights

      Except as otherwise provided in this prospectus, tenders of Outstanding Notes may be withdrawn at any time before the expiration date.

      In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission of the notice of withdrawal must be timely received by the appropriate exchange agent at its address set forth under the caption “— Exchange Agents” before the expiration date. Any notice of withdrawal must specify the name of the person who tendered the Outstanding Notes to be withdrawn, the principal amount of Outstanding Notes to be withdrawn and, if certificates for the Outstanding Notes have been tendered, the name of the registered holder of the Outstanding Notes as set forth on the Outstanding Notes, if different from that of the person who tendered the Outstanding Notes.

      If certificates for Outstanding Notes have been delivered or otherwise identified to the appropriate exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the Outstanding Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of Outstanding Notes tendered for the account of an eligible institution.

      If Outstanding Notes have been tendered by the procedures for book-entry transfer set forth under the caption “— Procedures for Tendering Outstanding Notes,” the notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream, as applicable, to be credited with the withdrawal of Outstanding Notes and must otherwise comply with the procedures of DTC, Euroclear or Clearstream, as applicable. Withdrawals of tenders of Outstanding Notes may not be rescinded. Outstanding Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time before the expiration date by following any of the procedures described above under the caption “— Procedures for Tendering Outstanding Notes.”

      All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we, any of our affiliates, the exchange agents or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification. Any Outstanding Notes which have been tendered but which are withdrawn will be returned to the holder of those notes promptly after withdrawal.

Interest on the Exchange Notes

      Interest on the Outstanding Notes and the Exchange Notes will be payable semi-annually on January 15 and July 15 of each year, in the case of the dollar-denominated Notes at a rate of 6.25% per annum, and in the case of the euro-denominated Notes at a rate of 6.25% per annum commencing, in each case, January 15, 2004.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any Outstanding Notes for any Exchange Notes and will not be required to issue Exchange Notes in exchange for any Outstanding Notes and, as described below, may, at any time and from time to time, terminate or amend the exchange offer, whether or not any Outstanding Notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied before the expiration date:

•	there occurs a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued in exchange for Outstanding Notes in the exchange offer to be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers that acquired Outstanding Notes as a result of market-making or other trading activities or broker-dealers that acquired Outstanding Notes directly from us for resale under Rule 144A or another available exemption under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders’ business, the holders have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the Exchange Notes and the holders are not our “affiliates” within the meaning of Rule 405 under the Securities Act;

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	a stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings have been initiated or, to our knowledge, threatened for that purpose;

•	any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change, or any development involving a prospective change, in our business or financial affairs has occurred which, in our sole judgment, might materially impair our ability to proceed with the exchange offer.

      If we determine in our sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer, whether or not any Outstanding Notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If a waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act. We currently expect that each of the conditions will be satisfied and that no waiver of any condition will be necessary.

Exchange Agents

      We have appointed The Bank of New York, New York as the exchange agent for the exchange offer for the Outstanding Dollar Notes and The Bank of New York, London as the exchange agent for the exchange offer for the Outstanding Euro Notes. All executed Letters of Transmittal should be directed to the appropriate exchange agent at one of the addresses listed below. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letters of Transmittal and requests or Notices of Guaranteed Delivery should be directed to the appropriate exchange agent addressed as follows:

The Bank of New York, New York

Dollar Note Exchange Agent

By Registered Mail, Hand Delivery or Overnight Courier:

Corporate Trust Operations
101 Barclay Street –7E
New York City
NY 10286
USA

By Facsimile:

+1 212 298 1915

Confirm by Telephone:

+1 212 815 3750

The Bank of New York, London

Euro Note Exchange Agent
By Registered Mail, Hand Delivery or Overnight Courier:
Corporate Trust Operations
One Cannon Street
London
EC4M 6XH

By Facsimile:

+44 20 7964 6369

Confirm by Telephone:

+44 20 7964 6513

      Any Letter of Transmittal sent by facsimile must be promptly followed by delivery of the original Letter of Transmittal to the above applicable address. Delivery of the Letter of Transmittal with respect to the exchange of Outstanding Dollar Notes to an address other than one listed above for the dollar note exchange agent or transmission of instructions via facsimile other than as listed above for the dollar note exchange agent does not constitute a valid delivery of that Letter of Transmittal. Delivery of the Letter of Transmittal with respect to the exchange of Outstanding Euro Notes to an address other than the one listed above for the euro note exchange agent or transmission of instructions via facsimile other than as listed above for the euro note exchange agent does not constitute a valid delivery of that Letter of Transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

      We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agents’ reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Outstanding Notes, and in handling or tendering for their customers.

      Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that if Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Outstanding Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in connection with the exchange offer, then the amount of any such transfer tax, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of a transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of the transfer tax will be billed directly to the tendering holder.

USE OF PROCEEDS

      We will not receive any proceeds from the exchange offer. The net proceeds to us from the sale of the Outstanding Notes amounted to approximately €1,327 million after payment of commissions to the Initial Purchasers and other fees and expenses related to the sale.

      The net proceeds of the sale of the Outstanding Notes were applied towards the repayment of amounts outstanding under the SIT Facility, and the balance increased funds available to Vivendi Universal for other general corporate purposes, which may include repayment of other indebtedness.

CAPITALIZATION

      The following table sets forth our consolidated cash and capitalization as of June 30, 2003:

•	On an historical basis;

•	On an adjusted basis, after giving effect to the application of the proceeds of the issuance on July 10, 2003 of the Outstanding Notes and the application of the net proceeds thereof to repay the €1,107 million SIT Facility.

      You should read the following table in conjunction with the information in this prospectus under “Use of Proceeds”, the “2003 Refinancing Plan” and in our Consolidated Financial Statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002 and the unaudited interim financial statements in the Half-Year Report.

	As of June 30, 2003

			Adjusted
	Historical	Adjustments	(Unaudited)(1)

	(in millions)
Cash and cash equivalents	€3,151	€220(2)	€3,371
Secured debt:
Multicurrency Revolving Credit Facility	2,096		2,096
Dual Currency Credit Facility	1,000		1,000
VUE Loan Agreement(3)	799		799
VUE Securitization Program(4)	652		652
SIT Facility(5)	1,107	(1,107)	—
Other secured debt	414		414
Unsecured debt of our subsidiaries	3,750		3,750
Other unsecured debt(6)	7,028		7,028
Outstanding Notes	—	1,346	1,346
Total debt	16,846		17,085
Shareholders’ equity	12,476		12,476

Total capitalization	€29,322		€29,561

(1)	Reflects the application of net proceeds of approximately €1,327 million from the sale of the Outstanding Notes to repay amounts outstanding under the €1.3 billion facility dated December 6, 2002, as amended as of June 25, 2003, among SIT, as borrower, Vivendi Universal, a syndicate of lenders, Crédit Lyonnais, as agent, and the Royal Bank of Scotland, as security trustee, which we refer to as the SIT Facility, with the balance used to increase funds available to Vivendi Universal for other general corporate purposes, which may include (to the extent required) the repayment of other indebtedness. Vivendi Universal expects to pay costs related to the unwinding of an interest rate swap related to the SIT Facility (which are not reflected in this table) either upon obtaining a waiver under the Dual Currency Credit Facility or out of available cash following the dissolution of SIT into Vivendi Universal.

(2)	Includes costs related to the issuance of the Outstanding Notes.

(3)	The $920 million loan agreement entered into by VUE, Bank of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, Barclays Bank PLC, as syndication agent, JPMorgan Chase Bank, as collateral agent and paying agent and a syndicate of lenders on June 24, 2003 (the “VUE Loan Agreement”).

(4)	Assuming an exchange rate of €1.00 = $1.06505. The VUE Securitization Program consists of a $750 million film securitization facility. For more information, see “Item 4 — Information on the Company — Summary of Indebtedness” in our Annual Report on Form 20-F for the year ended December 31, 2002 and Note 4 to the unaudited interim financial statements in the Half-Year Report.

(5)	A partial repayment of the SIT Facility was made in June 2003 for €193 million. The loan was completely reimbursed in July 2003 following the issuance of the Outstanding Notes.

(6)	Includes debt of Vivendi Universal S.A. and debt of other holdings.

TAXATION

Certain French Tax Consequences

      All payments made by us under or with respect to a Note will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of France or any other jurisdiction in which we are organized or resident for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a “Taxing Jurisdiction”), unless we are required to withhold or deduct any such Taxes by law or by the interpretation or administration thereof, in which case we will, to the extent permitted by applicable law, pay under certain conditions such additional amounts, as set forth below under “Description of the Exchange Notes — Additional Amounts”.

      In particular, all payments of interest and other revenues in respect of the Notes to non-French residents will benefit, under currently applicable law, from the withholding tax exemption provided by article 131 quater of the Code Général des Impôts (French Tax Code), provided that the Notes are issued or deemed to be issued outside the Republic of France.

      For purposes of the above, (1) the Notes denominated in euro are deemed to be issued outside the Republic of France for the purpose of article 131 quater of the French Tax Code without any further conditions, and (2) the Notes denominated in US dollars should be deemed to be issued outside the Republic of France provided that (i) they are issued through an international syndicate of banks, (ii) their issue has not been submitted to the Commission des Opérations de Bourse and will not be published in the Bulletins des Annonces Légales Obligatoires (BALO) in France and (iii) they will not be offered to the public but will only be offered in France to qualified investors as defined in and in accordance with Articles L411-1 and L411-2 of the French Code Monétaire et Financier.

US Federal Income Tax Considerations

      The following general discussion summarizes the material US federal income tax consequences to holders of the Notes. This discussion is for general information only and does not consider all aspects of US federal income taxation that may be relevant to a holder of the Notes in light of his, her or its personal circumstances (including the potential application of the US alternative minimum tax). This discussion is limited to the tax consequences to holders that purchased their Outstanding Notes in the initial offering and exchange them for Exchange Notes pursuant to this exchange offer. This discussion is limited to the US federal income tax consequences to persons who are beneficial owners of the Notes and who hold the Notes as capital assets within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the US federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, brokers, traders that have elected mark-to-market accounting, tax-exempt entities, financial institutions, “financial services entities,” banks, thrifts, insurance companies, persons that hold the Notes as part of a “straddle,” as part of a “hedge,” or as part of a “conversion transaction,” certain expatriates or former long-term residents of the United States, persons that have a “functional currency” other than the US dollar, partnerships, other pass-through entities, and investors in pass-through entities that hold the Notes. This discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any possible applicability of US federal gift or estate tax.

      This summary is based upon current provisions of the Code, existing and proposed US Treasury regulations thereunder, and current administrative rulings and court decisions, as of the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

      The following discussion is limited to the US federal income tax consequences to US Holders. A US Holder is a holder of a Note that is a beneficial owner of the Note and that is for US federal income tax purposes:

•	a citizen or resident of the United States, including an alien who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or

•	a trust, if a US court is able to exercise primary supervision over administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

      Except to the limited extent below under “Backup Withholding and Information Reporting,” the following discussion does not address a beneficial owner that is an individual, a corporation, an estate or a trust other than a US Holder (a “Non-US Holder”). Each Non-US Holder is advised to consult its own tax adviser regarding the tax considerations applicable to an investment in the Notes.

      Investors should consult their own tax advisors concerning the application of US federal income tax laws, as well as the law of any state, local or foreign taxing jurisdiction, to holding or exchanging Notes in their particular situations.

Exchange Offer

      The exchange of Outstanding Notes for Exchange Notes pursuant to the exchange offer should not constitute a material modification of the terms of a Note and therefore should not constitute a taxable event for US federal income tax purposes to US Holders regardless of whether such Notes are dollar-denominated or euro-denominated. Consequently, a US Holder will not recognize gain or loss upon receipt of an Exchange Note. The US Holder’s holding period in an Exchange Note will include its holding period in the related Outstanding Note, the US Holder’s tax basis in an Exchange Note immediately after the exchange will be the same as its tax basis in the related Outstanding Note immediately before the exchange and the US Holder will continue to take into account income in respect of an Exchange Note in the same manner as before the exchange.

Stated Interest

      Interest on the dollar-denominated Notes will be taxable to a US Holder as ordinary income at the time it accrues or is received in accordance with such holder’s method of accounting for US federal income tax purposes.

      Interest on the euro-denominated Notes also will be taxable to a US Holder as ordinary income at the time it accrues or is received in accordance with such holder’s method of accounting for US federal income tax purposes. In addition, a US Holder of a euro-denominated Note that uses the cash method of accounting measures interest received by translating the amount of euro into dollars at the spot rate on the date of receipt (if the US Holder receives euro) or on the date it is deemed received (if the US Holder receives US dollars). A US Holder of a euro-denominated Note that uses the accrual method of accounting is generally required to determine interest income received using either of two methods. Under the first method, the dollar value of interest accrued is translated at the average exchange rate for the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the relevant taxable year). The average exchange rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period or other average exchange rate for that period reasonably derived and consistently applied by the US Holder. Under the second method, a US Holder can make an election (which must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the US Internal Revenue Service (the “IRS”)) to accrue interest on a euro-denominated Note at the euro spot rate on the last day of an interest accrual period (or, in the case of an accrual period that spans two taxable years, the last day of the relevant taxable year), or, if the last day of an accrual period is within five business days of receipt of the interest payment, the spot rate on the date of receipt. A US Holder generally will recognize exchange gain or loss, as the case may be, on the receipt of euro to the extent that the exchange rate on the date payment is received differs from the rate applicable to the accrual of that income. This foreign currency gain or loss will generally be treated as ordinary income or loss, and sourced to the United States for foreign tax credit purposes.

      Interest income on the Notes will constitute foreign source income and generally will be “passive” income (or “high withholding tax interest” if the applicable withholding tax is imposed at a rate of 5% or more) or “financial services” income for US foreign tax credit purposes. The rules relating to foreign tax credits and the timing thereof are extremely complex and US Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situation.

      Euro received (or deemed received) as interest on the euro-denominated Notes will have a tax basis equal to its US dollar value at the time the interest payment is received. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the US for foreign tax credit limitation purposes.

Additional Amounts, Additional Interest, Change in Control and Optional Redemption

      We believe the likelihood that the issuer will pay Additional Amounts, as described above under “Description of Exchange Notes — Additional Amounts” or additional interest upon a registration default, as described above under “Registered Exchange Offer, Registration Rights,” is remote or incidental (within the meaning of the applicable US Treasury regulations). We therefore believe that the possible payment of Additional Amounts or additional interest will not cause the Notes to be treated as having been issued with original issue discount for US federal income tax purposes and that a US Holder will be required to treat the gross amount of any Additional Amounts or additional interest as ordinary interest income at the time such amount is received or accrued in accordance with such US Holder’s method of accounting for US federal income tax purposes. Consequently, the amount a US Holder will include in gross income with respect to a Note could exceed the amount includible by the US Holder as stated interest, should Additional Amounts or additional interest be due under the Notes. Additionally, the amount of interest required to be included in income by a US Holder will include the amount of taxes, if any, withheld by Vivendi Universal or its agent in respect thereof. Thus, in the event of such withholding, a US Holder would be required to report gross income in an amount greater than the cash it receives in respect of payments on the Notes. However, a US Holder could be eligible, subject to certain limitations, to claim such withholding taxes as a credit or deduction for purposes of computing the amount of its US federal income tax liability (notwithstanding that the payment of such taxes will be made by Vivendi Universal or its agent).

      Similarly, we intend to take the position that the likelihood of the payment of the redemption premium upon a change of control, as described under “Description of Exchange Notes — Repurchase at the Option of the Holders — Change of Control,” or an optional redemption, as described under “Description of Exchange Notes — Optional Redemption” is remote within the meaning of applicable US Treasury regulations and do not intend to treat that possibility as affecting the yield to maturity of the Notes (for purposes of the original issue discount provisions of the Code).

Purchase, Sale, Exchange or Redemption of the Notes

      Dollar-denominated Notes. Unless a nonrecognition provision applies, upon the disposition of a dollar-denominated Note by sale, exchange or redemption, a US Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash received plus the fair market value of any property received on the disposition (other than amounts attributable to accrued interest not yet taken into income, which will be taxable as ordinary interest income) and (ii) the US Holder’s adjusted tax basis in the dollar-denominated Note. A US Holder’s adjusted tax basis in a dollar-denominated Note generally will equal the cost of the dollar-denominated Note to the US Holder.

      Because the dollar-denominated Notes are held as a capital asset, such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the US Holder has held the Notes for longer than one year. If the US Holder is an individual, any long-term capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a US Holder on the sale, exchange or redemption of a dollar-denominated Note will generally be treated as US source for purposes of computing the US foreign tax credit limitation.

      Euro-denominated Notes. The cost to a US Holder of a euro-denominated Note (and therefore generally the US Holder’s tax basis) will be the US dollar value of the euro purchase price, translated at the spot rate of the euro on the date of purchase (or, in some cases, on the settlement date). The conversion of dollars into euro and the immediate use of those euro to purchase a euro-denominated Note generally will not result in a taxable gain or loss to the US Holder.

      Gain or loss recognized by a US Holder on a sale, exchange or redemption of a euro-denominated Note will generally be computed in the same way as gain or loss on the sale, exchange or redemption of a dollar-denominated Note. The amount realized by a holder of a euro-denominated Note will be based on the US dollar value of the euro received, determined using the spot rate in effect on the date of such sale, exchange or redemption (or, if US dollars are received, the amount so received). To the extent that such recognized gain or loss with respect to the principal amount of the Note is attributable to changes in the euro exchange rates between the dates of acquisition and disposition of the euro-denominated Note, such gain or loss will be treated as exchange gain or loss that is ordinary in character. However, exchange gain or loss (including, any exchange gain or loss realized with respect to accrued interest as described in “Stated Interest,” above) is taken into account only to the extent of the total gain or loss realized on the transaction. Any gain or loss in excess of exchange gain or loss will be capital gain or loss, and will be long-term capital gain or loss (subject to the preferential rates and limitations described above) if the euro-denominated Note has been held for more than one year. Any gain or loss recognized by a US Holder on the sale, exchange or redemption of a euro-denominated Note (including exchange gain or loss) will generally be treated as US source for purposes of computing the US foreign tax credit limitation.

      A US Holder will have a tax basis in any euro received on the sale, exchange, or redemption of a euro-denominated Note equal to the dollar value of the euro on the date of receipt. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the US for foreign tax credit limitation purposes.

      If we were to obtain a discharge of the indenture with respect to all of the Notes then outstanding, as described under “Description of Exchange Notes — Satisfaction and Discharge”, such discharge would generally be deemed to constitute a taxable exchange of the Notes outstanding for other property. In such case, a US Holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after such deemed exchange, a US Holder might also be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. US Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

      Backup Withholding and Information Reporting. Each US Holder and each non-US Holder of Notes may be subject, under certain circumstances, to information reporting and backup withholding at the then applicable rate (currently 28%, 31% for 2011 and thereafter) with respect to payments of interest on, and gross proceeds from a sale, exchange or other disposition (including repayment of principal) of, the Notes. These backup withholding rules apply if the holder, among other things:

•	fails to furnish a social security number or other taxpayer identification number (TIN) certified under penalties of perjury within a reasonable time after the request therefore;

•	furnishes an incorrect TIN;

•	fails properly to report interest and dividend income;

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such US Holder is not subject to backup withholding; or

•	in the case of a non-US Holder, fails to meet certain certification requirements or exemptions.

      A US Holder of Notes who does not provide his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding is creditable against the holder’s US federal income tax liability, provided the requisite information is provided timely to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established. Holders of Notes should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

      THE PRECEDING DISCUSSION OF THE MATERIAL US FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF HOLDING OR EXCHANGING NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

EU Savings Directive

      The Council of the European Union has adopted, by the 2513th Council Meeting on Economic and Financial Affairs on June 3, 2003, a directive on taxation of savings income in the form of interest payments.

      By provisions implementing the directive, each EU Member State must require paying agents established within its territory to provide to the competent authority of that State details of the payment of interest made to any individual resident in another Member State as the beneficial owner of the interest. The competent authority of the Member State of the paying agent is then required to communicate this information to the competent authority of the Member State of which the beneficial owner of the interest is a resident.

      For a transitional period, Austria, Belgium and Luxembourg may instead of providing information opt to withhold tax from interest payments within the meaning of the directive at a rate of 15% for the first three years, i.e. starting January 1, 2005, if the provisions of the directive are applied as scheduled (or at a rate of 20% as from January 1, 2008 and 35% as from January 1, 2011).

      Under this directive the Member States of the European Union are required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These laws, regulations and administrative provisions will, subject to a number of important conditions being met, have to be applied from January 1, 2005. At least six months before January 1, 2005, the Council of the European Union will decide, by unanimity, whether these conditions have been met.

      Investors should rely on their own analysis of the terms of the directive and should consult appropriate legal or taxation professionals.

DESCRIPTION OF EXCHANGE NOTES

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions”. In this section, references to “Vivendi,” “we,” “us,” “our” and “our company” refer only to Vivendi Universal S.A. and not to any of its subsidiaries. References to the “Notes” refer to the Outstanding Notes and to the Exchange Notes.

      The Outstanding Notes were, and the Exchange Notes will be, issued under an indenture between us and The Bank of New York, as trustee, which was amended by the supplemental indenture dated as of November 21, 2003, between us and the trustee. References to the “indenture” refer to the indenture as amended by the supplemental indenture. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes, except that:

•	the Exchange Notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the Outstanding Notes; and

•	holders of the Exchange Notes will not be entitled to rights of holders of Outstanding Notes under the exchange and registration rights agreement.

      The following description is a summary of the material provisions of the indenture and the supplement thereto. The following summary does not restate the indenture or the supplement thereto in its entirety. We urge you to read the indenture, as amended, because it, and not this description, defines your rights as holders of the Notes. Copies of the indenture and the supplement thereto have been filed as exhibits to the registration statement of which this prospectus is a part and copies are also available as set forth below under “— Additional Information”. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

      The Notes will be:

•	our general unsecured obligations;

•	pari passu in right of payment with all of our existing and future unsecured senior Indebtedness;

•	effectively junior to our secured Indebtedness up to the value of the collateral securing such Indebtedness; and

•	senior in right of payment to any of our future subordinated Indebtedness.

      The Notes will effectively rank junior to all Indebtedness and other liabilities, including trade payables, of our Subsidiaries with respect to the assets of those Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of these Subsidiaries, the Subsidiaries will pay the holders of their debt and other obligations, including trade creditors, before they will be able to distribute any of their assets to us. As of June 30, 2003, after giving effect to the issuance on July 10, 2003 of the Outstanding Notes and the application of the net proceeds thereof as set forth under “Use of Proceeds”, (1) we and our consolidated subsidiaries would have had gross debt (including short term debt) of €17.1 billion, (2) Vivendi Universal S.A. would have had €3.1 billion of secured indebtedness and €8.1 billion of unsecured senior indebtedness outstanding (excluding debt of our subsidiaries) and (3) our subsidiaries would have had €5.9 billion of indebtedness.

      See “Capitalization”, “Use of Proceeds,” Note 7 to our Consolidated Financial Statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002 and Note 4 to the unaudited interim financial statements included in the Half-Year Report.

      As of the date of the indenture, all of our Subsidiaries will be “Restricted Subsidiaries”. However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, we may from time to time designate any of our Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

      Vivendi issued $975 million in aggregate principal amount of dollar-denominated senior notes and €500 million in aggregate principal amount of euro-denominated senior notes on July 10, 2003, all of which are outstanding as of the date of this prospectus. Subject to compliance with the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and following the consummation of the exchange offer, Vivendi may from time to time issue additional Notes under the indenture. Both series of Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, except as described under “— Amendment, Supplement and Waiver”. The Outstanding Notes were issued, and the Exchange Notes will be issued in denominations of $1,000 and €1,000 and integral multiples of $1,000 and €1,000, respectively. The Notes will mature on July 15, 2008.

      Interest on the dollar-denominated senior notes will accrue at the rate of 6.25% per annum, and interest on the euro-denominated senior notes will accrue at the rate of 6.25% per annum. Interest on the Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2004. Vivendi will make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

      Vivendi will also pay Special Interest to holders under certain circumstances pursuant to the exchange and registration rights agreement.

Paying Agent and Registrar for the Notes

      Principal of and premium, if any, and interest on the dollar-denominated Notes will be payable at the office or agency of Vivendi maintained for such purpose in the City and State of New York (the “Dollar Paying Agent ”) or in Luxembourg (the “Luxembourg Paying Agent ”), and interest on the euro-denominated Notes will be payable at the office or agency of Vivendi maintained for such purpose in the City and State of New York, Luxembourg, London, England or Paris, France (the “Euro Paying Agent ” and, together with the Dollar Paying Agent, the Luxembourg Paying Agent and any other paying agent maintained by Vivendi, the “Paying Agents ”). At the option of Vivendi, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes; provided that if any holder has given wire transfer instructions to Vivendi or the applicable Paying Agent at least 15 days prior to the payment date, all payments of principal, premium, if any, and interest with respect to the Notes held by such holder will be made by wire transfer of immediately available funds to the account specified by such holder.

      Until otherwise designated by Vivendi, Vivendi’s office or agency in the City and State of New York will be the office of the trustee maintained for such purpose in the City and State of New York and Vivendi’s office or agency in London, England or Paris, France will be the office of the trustee maintained for such purpose in London, England or Paris, France. Vivendi may change the applicable Paying Agent or registrar without prior notice to the holders, and Vivendi or any of the Restricted Subsidiaries may act as a Paying Agent or registrar.

      You should read “— Clearance and Settlement” below for more information on payments on the Notes through the Depository Trust Company for the dollar-denominated Notes and Euroclear and Clearstream for the euro-denominated Notes.

Listing

      The Outstanding Notes are listed on the Luxembourg Stock Exchange, and we intend to list the Exchange Notes on the Luxembourg Stock Exchange. So long as any series of the Notes are listed on the Luxembourg Stock Exchange and if required by the rules of the Luxembourg Stock Exchange, a Paying Agent and Transfer Agent (the “Luxembourg Transfer Agent ”) will be maintained in Luxembourg at all times that payments are required to be made in respect of that series of Notes. In case definitive Notes are issued, a Paying and Transfer Agent will be appointed and a notice will be published in Luxembourg as set forth below. In addition, for so long as any series of the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, notices to be given to holders of that series of Notes shall be validly given if published in a daily leading newspaper with general circulation in Luxembourg (expected to be the Luxemburger Wort ). For more detail, see “— Book Entry; Delivery and Form” and “— Clearance and Settlement” below.

Transfer and Exchange

      A holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Vivendi is not required to transfer or exchange any Note selected for redemption. Also, Vivendi is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

      For so long as any series of Notes is listed on the Luxembourg Stock Exchange and the rules of such exchange so require, in the case of a transfer or exchange of definitive registered Notes, a holder thereof may effect such transfer or exchange by presenting and surrendering such Notes at, and obtaining a new definitive registered Notes from, the office of the Luxembourg Transfer Agent. In the case of a transfer of only a part of a definitive registered Note, a new definitive Note in respect of the balance of the principal amount of the definitive registered Note transferred will be delivered at the office of the Luxembourg Transfer Agent, and in the case of any lost, stolen, mutilated or destroyed definitive registered Note, a holder thereof may obtain a new definitive registered Note from the Luxembourg Transfer Agent. Vivendi expects that new certificated notes issued in the circumstances set forth above will be available within seven business days at the office of the Trustee and the office of any Paying Agent.

Additional Amounts

      All payments made by Vivendi under or with respect to a Note will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter, “Taxes ”) imposed or levied by or on behalf of the government of France or any other jurisdiction in which Vivendi is organized or is a resident for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a “Taxing Jurisdiction ”), unless Vivendi is required to withhold or deduct any such Taxes by law or by the interpretation or administration thereof.

      If Vivendi is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to a Note, Vivendi will, to the extent permitted by applicable law, pay such additional amounts (“Additional Amounts ”) as may be necessary so that the net amount received by the holder of such Note (including Additional Amounts) after such withholding or deduction of such Taxes will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that notwithstanding the foregoing, Additional Amounts will not be paid with respect to:

(1)	any Taxes that would not have been so imposed, deducted or withheld but for the existence of any present or former connection between the holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the holder or beneficial owner of such Note, if the holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of or the execution, delivery, registration or enforcement of such Note);

(2)	subject to the last paragraph of this section, any estate, inheritance, gift, sales, excise, transfer or personal property tax or similar tax, assessment or governmental charge;

(3)	any Taxes payable otherwise than by deduction or withholding from payments under or with respect to such Note;

(4)	any Taxes that would not have been so imposed, deducted or withheld if the holder or beneficial owner of the Note or beneficial owner of any payment on such Note had (i) made an accurate declaration of non-residence or any other claim or filing for exemption, to which it is entitled or (ii) complied with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such holder or beneficial owner (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law of the relevant Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of imposition, deduction or withholding of, such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Taxing Jurisdiction, the relevant holder at that time has been notified by Vivendi, or any other person through whom payment may be made, that a declaration of non-residence or other claim or filing for exemption or such compliance is required to be made);

(5)	any Taxes that would not have been so imposed, deducted or withheld if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6)	any payment under or with respect to a Note to any holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or Note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note;

(7)	any withholding or deduction imposed on a payment that is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings implemented by the European Council of Economic and Finance Ministers (ECOFIN);

(8)	any withholding or deduction that is imposed on a Note presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the Note to another paying agent in a member state of the European Union if the holder of the Note is a resident in the European Union or to another paying agent in the United States if the holder of the Note is a resident in the United States; or

(9)	any combination of items (1) through (8) above.

      The foregoing provisions shall survive any termination or discharge of the indenture and shall apply mutatis mutandis to any Taxing Jurisdiction with respect to any successor Person to Vivendi.

      Vivendi will also make any applicable withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Vivendi will furnish to the trustee certified copies or tax receipts or, if such tax receipts are not reasonably available to Vivendi, such other documentation that provides reasonable evidence of such payment by Vivendi. Copies of such receipts or other documentation will be made available to the holders or the Paying Agents, as applicable, upon request.

      Whenever in the indenture or in this “Description of Exchange Notes” there is mentioned, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

      Vivendi will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Notes, the indenture or any other document or instrument in relation thereto, excluding all such taxes, charges or similar levies imposed by any jurisdiction outside any jurisdiction in which Vivendi or any successor Person is organized or resident for tax purposes or any jurisdiction in which a Paying Agent is located other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other document or instrument following the occurrence of an Event of Default with respect to the Notes, and Vivendi will agree to indemnify the holders of the Notes for any such non-excluded taxes paid by such holders.

Optional Redemption

      At any time, Vivendi may at its option redeem all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus the Applicable Premium plus accrued and unpaid interest and Special Interest, if any, to the applicable redemption date.

      Additionally, at any time prior to July 15, 2006, Vivendi may at its option on any one or more occasions redeem up to 35% of the aggregate principal amount of each series of the Notes at a redemption price equal to 106.25% of the principal amount for the Notes, plus in each case accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of an Equity Offering; provided that:

(1)	Vivendi received at least €50 million in gross proceeds from such Equity Offering;

(2)	at least 65% of the initial aggregate principal amount of each such series remains outstanding immediately after the occurrence of such redemption (excluding Notes held by Vivendi and its Subsidiaries); and

(3)	the redemption occurs within 120 days of the date of the closing of such Equity Offering.

Redemption of Notes for Changes in Withholding Taxes

      Vivendi may, at its option, redeem all, but not less than all, of the then outstanding Notes of a series at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to the redemption date. This redemption applies only if as a result of any amendment to, or change in, the laws or treaties (including any rulings or regulations promulgated thereunder) of France or any other jurisdiction in which Vivendi is organized or is a resident for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (or, in the case of Additional Amounts payable by a successor Person to Vivendi, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein) or any amendment to or change in any official position concerning the interpretation, administration or application of such laws, treaties, rulings or regulations (including a holding by a court of competent jurisdiction), which amendment or change is effective on or after the date of the indenture (or, in the case of Additional Amounts payable by a successor Person to Vivendi, the date on which such successor Person became such pursuant to applicable provisions of the indenture), that Vivendi has become or will become obligated to pay Additional Amounts (as described above under “— Additional Amounts”) on the next date on which any amount would be payable with respect to such Notes and Vivendi determines in good faith that such obligation cannot be avoided (including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures available to Vivendi.

      No such notice of redemption may be given earlier than 90 days prior to the earliest date on which Vivendi would be obligated to pay such Additional Amounts if a payment in respect of such Notes were then due, or later than 180 days after such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, Vivendi shall deliver to the trustee (i) a certificate stating that Vivendi is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of Vivendi so to elect to redeem have occurred and (ii) an opinion of counsel qualified under the laws of the relevant jurisdiction to the effect that Vivendi or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.

Mandatory Redemption

      Vivendi is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

      If less than all of any series of Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

(1)	if the applicable Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which they are listed; or

(2)	if the applicable Notes are not listed on any national securities exchange or the relevant national securities exchange does not have any applicable requirements, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No Notes of $1,000 or less or €1,000 or less, as the case may be, can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional and, so long as any series of the Notes are listed on the Luxembourg Stock Exchange and if required by the rules of the Luxembourg Stock Exchange, notice will be published in Luxembourg as set forth under “— Listing”.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs at any time, unless Vivendi has exercised its right to redeem the Notes as described above under the caption “— Optional Redemption,” each holder of Notes will have the right to require Vivendi to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 or €1,000 or an integral multiple of €1,000, as the case may be) of that holder’s Notes pursuant to a Change of Control offer on the terms set forth in the indenture for a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Vivendi will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Vivendi will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Vivendi will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control payment date, Vivendi will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control offer;

(2)	deposit with the relevant Paying Agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by Vivendi.

      The relevant Paying Agent will promptly mail to each holder of Notes properly tendered the purchase price for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or €1,000, as the case may be, or an integral multiple of $1,000 or €1,000, as the case may be.

      If, at the time of a Change of Control, any series of Notes is listed on the Luxembourg Stock Exchange and if required by the rules of the Luxembourg Stock Exchange, notice setting forth the terms of the Change of Control offer will be published in Luxembourg as set forth under “— Listing”.

      Vivendi will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date and, if any series of the Notes is listed on the Luxembourg Stock Exchange and if required by the rules of the Luxembourg Stock Exchange, notice setting forth the results will be published in Luxembourg as set forth under “— Listing”.

      Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that Vivendi repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      Vivendi will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by Vivendi and purchases all Notes properly tendered and not withdrawn under the Change of Control offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Vivendi and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Vivendi to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Vivendi and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Vivendi (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of, with such fair market value being determined in good faith (a) in the case of Asset Sales for aggregate consideration equal to or less than €50 million, by a senior financial officer of Vivendi and set forth in a certificate to the trustee from such officer; and (b) in the case of Asset Sales for aggregate consideration in excess of €50 million, by Vivendi’s Board of Directors and set forth in an officers’ certificate delivered to the trustee; and

(2)	at least 75% of the consideration received in the Asset Sale by Vivendi or such Restricted Subsidiary is in the form of cash or Cash Equivalents, or a combination thereof. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Vivendi’s most recent consolidated balance sheet, of Vivendi or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to an agreement that fully releases Vivendi or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by Vivendi or any such Restricted Subsidiary from such transferee that are converted by Vivendi or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, within 180 days after receipt;

provided that in the case of an Asset Sale of the Capital Stock of any member of the VUE Group or any assets or rights held by any member of the VUE Group (a “VUE Asset Sale”), if as of the date of the balance sheet included in the most recent financial statements publicly released by Vivendi before such VUE Asset Sale and giving pro forma effect to any assumption, incurrence, repayment, repurchase or redemption of Indebtedness since such date and to the application of the Net Proceeds from such VUE Asset Sale, the Consolidated Financial Debt of Vivendi and its Restricted Subsidiaries has been reduced through the application of Net Proceeds from Asset Sales by €3.25 billion or more since April 8, 2003, (x) the reference in the foregoing clause (2) to 75% shall instead be 50% with respect to such VUE Asset Sale and (y) the reference in the foregoing sub-clause (2)(b) to 180 days shall instead be 365 days with respect to such VUE Asset Sale (it being understood, for the avoidance of doubt, that any reduction in the Consolidated Financial Debt of Vivendi and its Restricted Subsidiaries as a result of a VUE Asset Sale involving the Equity Interests of one or more Restricted Subsidiaries shall be considered to be a reduction in such Consolidated Financial Debt through the application of Net Proceeds from Asset Sales for purposes of this proviso). Notwithstanding anything to the contrary in the indenture, clause (2) of this paragraph shall not apply to a VUE/NBC Transaction. For information about Vivendi’s debt position both before and giving effect to the application of the proceeds of the sale of Outstanding Notes, see “Capitalization”.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale (or, in the case of a VUE Asset Sale where securities, notes or other obligations are converted into cash in compliance with this covenant, within 180 days of receipt of cash upon such conversion, if later) Vivendi or any Restricted Subsidiary may apply those Net Proceeds:

(1)	to repay or prepay Indebtedness and other Obligations under any Credit Facility that is not subordinated in right of payment to the Notes;

(2)	to repay or prepay (or repurchase) any Indebtedness of a Restricted Subsidiary or repay, prepay, repurchase or defease preferred stock issued by a Restricted Subsidiary;

(3)	to repay or prepay (or repurchase) any Indebtedness with a final Stated Maturity that is prior or equal to the final Stated Maturity of the Notes;

(4)	to acquire (or enter into a binding agreement to acquire, which acquisition must be consummated within 180 days after the end of the 365-day period following receipt of any Net Proceeds) all or substantially all of the assets of, or a majority of the Voting Stock of, a Permitted Business (including by means of a merger, consolidation or other business combination permitted under the indenture) or all or a portion of any minority interest in a Restricted Subsidiary of Vivendi;

(5)	to make a capital expenditure; or

(6)	to acquire (or enter into a binding agreement to acquire, which acquisition must be consummated within 180 days after the end of the 365-day period following receipt of any Net Proceeds) other long-term assets that are used or useful in a Permitted Business.

      Capital expenditures made in the 365 days prior to the date of receipt of any Net Proceeds from an Asset Sale (“Prior Capital Expenditures”) may be counted towards compliance with this covenant, provided that the 365-day period during which the Net Proceeds from such Asset Sale may be applied for capital expenditures or other purposes permitted under this covenant after the date of receipt of such Net Proceeds (or the 180-day period following receipt of cash upon conversion of securities, notes or other obligations in a VUE Asset Sale, if applicable) will be reduced by one day for every day before the date of receipt of such Net Proceeds that such Prior Capital Expenditures were made.

      Pending the final application of any Net Proceeds, Vivendi and any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided above will constitute “Excess Proceeds”; provided, however, that cash received by any member of the VUE Group in a VUE Asset Sale shall not constitute Excess Proceeds to the extent and for so long as such cash is held in a segregated bank account and not commingled with any other funds and, upon any withdrawal of such funds, such funds are used for one or more of the purposes described above. Any cash placed in such account may be invested in Cash Equivalents pending application in accordance with this covenant. When the aggregate amount of Excess Proceeds exceeds €20 million, Vivendi will, within 30 days, make an offer to all holders of Notes to purchase the maximum principal amount of Notes that may be purchased with such Excess Proceeds. The offer price in any Asset Sale offer will be equal to 100% of the principal amount of the Notes being repurchased plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, such funds will no longer constitute Excess Proceeds and may be used for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the trustee will select the Notes to be purchased on a pro rata basis.

      Vivendi will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Vivendi will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      The agreements governing Vivendi’s other Indebtedness contain prohibitions of certain events, including events that would constitute an Asset Sale or Change of Control. In addition, the exercise by the holders of Notes of their right to require Vivendi to repurchase the Notes upon an Asset Sale or Change of Control could cause a default under these other agreements, even if the Asset Sale or Change of Control does not, due to the financial effect of such repurchases on Vivendi. Finally, Vivendi’s ability to pay cash to the holders of Notes upon a repurchase may be limited by Vivendi’s then existing financial resources. Vivendi’s failure to make or consummate an Asset Sale or Change of Control offer or pay the applicable Asset Sale or Change of Control payment when due would result in an Event of Default and would give the trustee and the holders of the Notes the rights described below under the caption “— Events of Default and Remedies”.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

      If on any date following the date of the indenture any series of Notes has an Investment Grade Rating from both of the Rating Agencies and no Default or Event of Default has occurred and is continuing (a “Fall Away Event ”), then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of those Notes, the provisions of the indenture summarized under the following captions will no longer be applicable to that series of Notes:

(1)	“— Repurchase at the Option of Holders”;

(2)	“— Certain Covenants — Restricted Payments”;

(3)	“— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	“— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5)	clause 4 of “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(6)	“— Certain Covenants — Transactions with Affiliates”;

(7)	“— Certain Covenants — Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(8)	“— Certain Covenants — Anti-Layering”;

(9)	clauses (1) and (3) of “— Certain Covenants — Sale and Leaseback Transactions”; and

(10)	“— Certain Covenants — Business Activities”.

      If any series of the Notes achieves an Investment Grade Rating, there can be no assurance that such rating will be maintained.

Restricted Payments

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Vivendi’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Vivendi) or to the direct or indirect holders of Vivendi’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Vivendi);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Vivendi) any Equity Interests of Vivendi;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof (other than (x) intercompany Indebtedness permitted under clause (2) or (7) of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (y) the purchase, repurchase or other acquisition of subordinated Indebtedness with a Stated Maturity earlier than the maturity of the Notes purchased in anticipation of satisfying a payment of principal at the Stated Maturity thereof, within one year of such Stated Maturity); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof;

(2)	Vivendi could incur at least €1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(3)	with respect to a Restricted Payment of the type described in clause (1) or (2) of the definition of Restricted Payments above, a period of not less than 365 days has elapsed since April 8, 2003; and

(4)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Vivendi and its Restricted Subsidiaries after April 8, 2003 (excluding Restricted Payments permitted by clauses (3), (4), (5), (6), (7) or (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Vivendi for the period (taken as one accounting period) from April 1, 2003 to the end of Vivendi’s most recently ended fiscal quarter for which financial statements are publicly available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate net cash proceeds received by Vivendi since April 8, 2003 (i) as a contribution to its common equity capital or from the issue or sale of Equity Interests of Vivendi (other than Disqualified Stock) or (ii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Vivendi upon conversion into or exchange for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Vivendi), plus

(c)	to the extent that any Restricted Investment that was made after April 8, 2003 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d)	to the extent that any Unrestricted Subsidiary of Vivendi is redesignated as a Restricted Subsidiary after April 8, 2003, the fair market value of Vivendi’s Investment in such Subsidiary as of the date of such redesignation (or, if such redesignation occurs within one year of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, the lesser of (i) such fair market value and (ii) the fair market value of such Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary).

      The preceding provisions will not prohibit:

(1)	the payment of any dividend or distribution on, or any redemption of, Equity Interests, within 60 days after the date of declaration or notice thereof, if at the date of declaration or notice the dividend payment, distribution or redemption would have complied with the provisions of the indenture;

(2)	Investments that Vivendi or its Restricted Subsidiaries are required to make as the result of the exercise of rights by persons that are not Affiliates of Vivendi pursuant to contracts or agreements in effect as of the date of the indenture that (i) are referred to in footnote 11.3 to Vivendi’s Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2002, or (ii) do not exceed €100 million in the aggregate;

(3)	the purchase, repayment, prepayment, redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Vivendi or any Restricted Subsidiary or of any Equity Interests of Vivendi in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Vivendi (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such purchase, repayment, prepayment, redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (4)(b) of the preceding paragraph;

(4)	the purchase, repayment, prepayment, redemption, repurchase, retirement, defeasance or other acquisition of subordinated Indebtedness of Vivendi or any Restricted Subsidiary (a) with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or (b) from Net Proceeds from any Asset Sale to the extent permitted under clause (3) of the second paragraph under “— Asset Sales”;

(5)	so long as no Default or Event of Default shall have occurred and be continuing, the purchase, redemption, repurchase or other acquisition or retirement for value of any Equity Interests of Vivendi from employees, former employees, directors or former directors of Vivendi or any of its Subsidiaries or their authorized representatives pursuant to any management equity plan, share option plan or any other management or employee benefit plan or agreement with respect to the management, directors or employees of Vivendi and its Subsidiaries; provided that the aggregate price paid for all such purchased, redeemed, repurchased, acquired or retired Equity Interests may not exceed €3 million in any twelve-month period;

(6)	repurchases of Equity Interests deemed to occur upon (i) the exercise of stock options, warrants or convertible securities issued as compensation if such Equity Interests represent a portion of the exercise price thereof and (ii) the withholding of a portion of the Equity Interests granted or awarded to an employee to pay taxes associated therewith;

(7)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock or preferred stock of Vivendi issued in accordance with the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(8)	in connection with a VUE/NBC Transaction, any Restricted Investment or other Restricted Payment for the purpose of defeasing the outstanding preferred stock of Vivendi Universal Entertainment LLLP;

(9)	equity contributions to the joint venture formed for the purpose of developing a theme park in Shanghai pursuant to the Shanghai Theme Park Joint Venture Agreement in aggregate amounts of up to €80 million; and

(10)	so long as no Default or Event of Default shall have occurred and be continuing, other Restricted Payments in an aggregate amount, at any time outstanding not to exceed €15 million (provided that any repayments or other reductions in the amount outstanding under this clause (10) shall not also be counted for purposes of clause (4)(c) of the preceding paragraph).

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by Vivendi or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith (a) in the case of assets or securities valued at €40 million or less, by a senior financial officer of Vivendi and set forth in a certificate to the trustee from such officer, and (b) in the case of assets or securities valued at more than €40 million, by Vivendi’s Board of Directors and set forth in an officers’ certificate delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Vivendi will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Vivendi may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and its Restricted Subsidiaries may incur Acquired Debt (and not any other Indebtedness), if the Fixed Charge Coverage Ratio for Vivendi’s most recently ended four full fiscal quarters for which financial statements are publicly available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 3.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, Disqualified Stock or preferred stock, as applicable (collectively, “Permitted Debt”):

(1)	the incurrence by Vivendi or any of its Restricted Subsidiaries of Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Vivendi and the Restricted Subsidiaries thereunder) under

(a)	Tranche B of the Dual Currency Credit Facility in an aggregate principal amount of up to €1,000 million;

(b)	Tranche A of the Dual Currency Credit Facility in an aggregate principal amount of up to €1,500 million that is committed or outstanding at any time; and

(c)	one or more other Additional Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (c), when taken together with (i) the aggregate principal amount of all Indebtedness that is committed or outstanding under Tranche A of the Dual Currency Credit Facility and outstanding under clause (12) of this paragraph and (ii) all Permitted Refinancing Indebtedness incurred under clause (5) to refund, refinance or replace any Indebtedness incurred pursuant to Tranche A of the Dual Currency Credit Facility, this clause (c) or clause (12), not to exceed the Designated Amount,

      (2)   the incurrence by Vivendi and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Vivendi of Indebtedness represented by the Outstanding Notes to be issued on the date of the indenture and the Exchange Notes to be issued pursuant to the registration rights agreement;

(4)	the incurrence by Vivendi or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, lease or cost of construction or improvement of property (real or personal), plant or equipment (whether through the direct purchase of assets or through the purchase of the Capital Stock of any Person owning such assets) used in a Permitted Business, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred under clause (5) to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed 1.4% of the Consolidated Total Assets of Vivendi and its Restricted Subsidiaries less any Attributable Debt outstanding with respect to Sale and Leaseback Transactions entered into in compliance with the covenant described under “— Sale and Leaseback Transactions”;

(5)	the incurrence by Vivendi or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (1), (2), (3), (4), (5) or (12) of this paragraph;

(6)	the incurrence by Vivendi or any of its Restricted Subsidiaries of obligations with respect to letters of credit securing obligations entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if drawn upon, such drawing is reimbursed within five Business Days following receipt of a demand for reimbursement;

(7)	the incurrence by Vivendi or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Vivendi and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Vivendi is the obligor on such Indebtedness and such Indebtedness is held by a Restricted Subsidiary, such Indebtedness (other than Indebtedness incurred with a principal amount outstanding of €5 million or less, up to an aggregate of €30 million of any such Indebtedness at any time outstanding held by Restricted Subsidiaries) must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes to the extent permissible under law without subjecting the directors or officers of the obligee or obligor under any such Indebtedness in their reasonable judgment to any penalty or civil or criminal liability in connection with the subordination of such Indebtedness; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Vivendi or a Restricted Subsidiary of Vivendi and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Vivendi or a Restricted Subsidiary of Vivendi will be deemed, in each case, to constitute an incurrence of such Indebtedness by Vivendi or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the issuance of shares of preferred stock by a Restricted Subsidiary to Vivendi or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which, in either case, results in any Restricted Subsidiary holding such preferred stock ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to Vivendi or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock that was not permitted by this clause (8);

(9)	the incurrence by Vivendi or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business and not for speculative purposes;

(10)	Indebtedness of Vivendi or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, pay-

ment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(11)	Indebtedness of Vivendi or any Restricted Subsidiary owed to (including obligations in respect of letters of credit for the benefit of) any Person in connection with worker’s compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to Parent or such Restricted Subsidiary pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business and consistent with past practices;

(12)	the incurrence by any Receivables Subsidiary of Indebtedness pursuant to a Receivables Program; provided, however, that the aggregate principal amount of Indebtedness incurred pursuant to this clause (12) at any one time outstanding, when taken together with the aggregate principal amount of all Indebtedness committed under Tranche A of the Dual Currency Credit Facility and all then-outstanding Indebtedness incurred pursuant to clauses (1)(b) and (c) of this paragraph, does not exceed the Designated Amount;

(13)	the incurrence by Vivendi or a Restricted Subsidiary of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease all outstanding Notes as described below under the caption “— Legal Defeasance and Covenant Defeasance”;

(14)	the incurrence by Vivendi or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar institution inadvertently drawn against insufficient funds in the ordinary course of business, provided such Indebtedness is extinguished within ten days of occurrence;

(15)	the incurrence of Indebtedness by Cegetel Groupe S.A. or any Restricted Subsidiary thereof, provided that the terms of such Indebtedness do not restrict the ability of Cegetel Groupe S.A. or such Restricted Subsidiary to distribute cash (by dividend or otherwise) to Vivendi, and:

(a)	if, at the time such Indebtedness is incurred, the outstanding senior unsecured Indebtedness of Cegetel Groupe S.A. has Investment Grade Ratings from both of the Rating Agencies, to the extent the proceeds of such Indebtedness are distributed to Vivendi, such proceeds must be used to repay outstanding Indebtedness of Vivendi or its Restricted Subsidiaries of the type described in clause (1), (2) or (3) of the second paragraph under “— Asset Sales”; and

(b)	if, at the time such Indebtedness is incurred, the outstanding senior unsecured Indebtedness of Cegetel Groupe S.A. does not have Investment Grade Ratings from both of the Rating Agencies, either (i) all the net proceeds (net of amounts distributed to minority shareholders) of such Indebtedness must be distributed to Vivendi and not less than 50% of the amount of such net proceeds distributed to Vivendi shall be used for the purpose of repaying outstanding Indebtedness and other Obligations of Société d’Investissement pour la Téléphonie S.A. or under any other Credit Facility that constitutes outstanding senior secured bank debt of Vivendi or any Restricted Subsidiary or, if no such Indebtedness is outstanding, any Indebtedness of Vivendi or any Restricted Subsidiary that is not subordinated in right of payment to the Notes, (ii) such Indebtedness must be used to finance the acquisition of a French fixed line telephone business which has positive EBITDA based on its latest financial accounts and Indebtedness of not more than €300 million (any such Indebtedness incurred under this clause (ii) not to exceed €500 million plus €300 million of Acquired Debt) or (iii) any combination of (i) and (ii);

(16)	the incurrence by Vivendi or any of its Restricted Subsidiaries of Indebtedness solely to finance the purchase of Capital Stock of Maroc Telecom S.A. as a result of the exercise by the Kingdom of Morocco of its put right in respect of such Capital Stock, provided that the recourse of any lenders of such Indebtedness shall be limited solely to the Capital Stock of

Maroc Telecom held directly or indirectly by Vivendi, dividends and distributions in respect thereof, and the assets of Maroc Telecom S.A.;

(17)	the incurrence of Indebtedness by (a) Restricted Subsidiaries of Vivendi to fund working capital requirements in an aggregate principal amount outstanding at any time not to exceed €300 million and (b) by Maroc Telecom S.A. in an aggregate principal amount outstanding at any one time not to exceed €500 million for the purpose of financing capital expenditures and the acquisition of assets related to its business;

(18)	Indebtedness of Vivendi or a Restricted Subsidiary arising from agreements of Vivendi or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of Vivendi in accordance with the terms of the indenture, other than guarantees by Vivendi or any Restricted Subsidiary of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary of Vivendi for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of Vivendi or any Restricted Subsidiary at the time of such agreement or disposition (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause 18(a)); and (b) the maximum aggregate liability in respect of all such Indebtedness may at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (such fair market value being measured at the time such non-cash proceeds are received and without giving effect to any subsequent changes in value), actually received by Vivendi and the Restricted Subsidiaries in connection with such disposition;

(19)	the incurrence of Non-Recourse Project Financing and Non-Recourse Product Financing;

(20)	the incurrence by Vivendi or any of its Restricted Subsidiaries of additional Indebtedness or the issuance of Disqualified Stock by Vivendi or any Restricted Subsidiary or preferred stock by any Restricted Subsidiary in an aggregate principal amount or liquidation preference (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (20), not to exceed €100 million; and

(21)	Indebtedness of Vivendi or any Restricted Subsidiary arising under or pursuant to the provisions of the VUE/NBC Transaction Agreements.

      For purposes of determining compliance with this covenant:

(1)	in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Vivendi will be permitted to classify such item of Indebtedness on the date of its incurrence or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant;

(2)	the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted;

(3)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock (in each case where payment of such dividends is not part of a financing transaction) will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for pur-

poses of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Vivendi as accrued;

(4)	Vivendi will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(5)	the maximum amount of Indebtedness that Vivendi or a Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

      For purposes of determining compliance with any euro denominated restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the Euro Equivalent, determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to euro covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in euro will be as provided in such Currency Agreement. The principal amount of any Permitted Refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the Euro Equivalent of the Indebtedness refinanced, except to the extent that (1) such Euro Equivalent was determined based on a Currency Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Permitted Refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the Euro Equivalent of such excess, as appropriate, will be determined on the date such Permitted Refinancing Indebtedness is incurred.

Liens

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien securing Indebtedness or Attributable Debt (other than Permitted Liens) on any asset now owned or hereafter acquired, or upon any income or profits therefrom or assign any rights to receive income therefrom unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with (or prior to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Vivendi or any of its Restricted Subsidiaries;

(2)	make loans or advances to Vivendi or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to Vivendi or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	the Dual Currency Credit Facility or agreements or instruments in effect on the date of the indenture, and any amendments, modifications, restatements, renewals, supplements, replacements or refinancings of the Dual Currency Credit Facility or those agreements or instruments, provided that the encumbrances or restrictions contained in the Dual Currency Credit Facility or any such amendments, modifications, restatements, renewals, supplements, replacements or refinancings, taken as a whole, are not materially less favorable to the holders of the Notes than the encumbrances or restrictions contained in agreements or instruments in place on the date of the indenture;

(2)	the indenture, the Outstanding Notes and the Exchange Notes to be issued pursuant to the exchange and registration rights agreement;

(3)	any applicable law, rule, regulation or order;

(4)	any agreement or instrument relating to Indebtedness or Capital Stock of a Person acquired by, or merged, consolidated or otherwise combined with or into Vivendi or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets of the Person so acquired, and any amendments, modifications, restatements, renewals, supplements, replacements or refinancings of those instruments, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, supplements, replacements or refinancings, taken as a whole, are not materially less favorable to the holders of the Notes than the encumbrances or restrictions contained in agreements or instruments in effect on the date of acquisition;

(5)	customary non-assignment provisions in leases or other agreements entered into in the ordinary course of business;

(6)	an agreement or instrument relating to any Indebtedness, Disqualified Stock or preferred stock of a Restricted Subsidiary permitted to be incurred or issued subsequent to the date of the indenture pursuant to the provisions of the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” if (i) the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Notes than the encumbrances and restrictions contained in the agreements relating to Indebtedness, Disqualified Stock or preferred stock, as appropriate, of that Restricted Subsidiary in effect on the date of the indenture, or (ii) in the event such Restricted Subsidiary did not have any Indebtedness, Disqualified Stock or preferred stock outstanding on the date of the indenture, such encumbrance or restriction will not impair the ability of Vivendi to make payments of principal, interest and other amounts on the Notes in any material respect;

(7)	the terms of any preferred stock issued by any Restricted Subsidiary of Vivendi; provided, however, that the terms of such preferred stock do not impose any consensual encumbrance or restriction on the ability of the Restricted Subsidiary to pay dividends or make distributions on its Capital Stock except in a manner that is no more restrictive than the following, as determined in good faith by the Board of Directors of Vivendi and evidenced by a resolution adopted by such Board of Directors:

(i)	dividends and distributions on Capital Stock of the Restricted Subsidiary may not be declared or paid or set apart for payment at any time when the Restricted Subsidiary has not declared and paid any dividends or distributions on such preferred stock which are required to be declared and paid as a precondition to dividends or distributions on other Capital Stock of the Restricted Subsidiary;

(ii)	distributions upon the liquidation, dissolution or winding up of the Restricted Subsidiary, whether voluntary or involuntary (“Liquidating Distributions”), may not be made on the Capital Stock of the Restricted Subsidiary at any time when such preferred stock is entitled to receive Liquidating Distributions which have not been paid; and

(iii)	dividends and distributions on Capital Stock of the Restricted Subsidiary may not be declared or paid or set apart for payment at any time when such preferred stock is required to be, but has not been, redeemed pursuant to mandatory redemption provisions that do not require such preferred stock to be redeemed prior to the Stated Maturity of the Notes;

(8)	purchase money obligations for property acquired that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(9)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(10)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness, taken as a whole, are not materially more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(11)	Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” or below under the caption “— Sale and Leaseback Transactions” that limit the right of the debtor to dispose of the assets subject to such Liens;

(12)	customary provisions in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business that will not impair the ability of Vivendi to make payments of principal, interest and other amounts on the Notes in any material respect;

(13)	restrictions on cash or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(14)	with respect to a Receivables Subsidiary, encumbrances and restrictions that are imposed pursuant to a Receivables Program of such Receivables Subsidiary; provided that such encumbrances and restrictions are customarily required by the institutional sponsor or arranger at the time of entering into such Receivables Program in similar types of documents relating to the purchase of similar receivables in connection with the financing thereof; and

(15)	restrictions on transfers of Capital Stock of a VUE/NBC Entity arising under the VUE/NBC Transaction Agreements.

Merger, Consolidation or Sale of Assets

      Vivendi may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Vivendi is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of Vivendi and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (i) Vivendi is the surviving corporation; or (ii) the Person formed by or surviving any such consolidation or merger (if other than Vivendi) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation organized and existing under the laws of a member state of the European Union (as it exists on the date of the indenture), the United States, any State thereof or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Vivendi) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of Vivendi under the Notes, the indenture and the exchange and registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	either (i) Vivendi or the Person formed by or surviving any such consolidation or merger (if other than Vivendi), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made (the “Successor Company”) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least

€1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) giving such pro forma effect to any such transaction, the Fixed Charge Coverage Ratio of the Successor Company would exceed the Fixed Charge Coverage Ratio of Vivendi immediately prior to giving effect to such transaction.

      Notwithstanding the foregoing clause (4), if any Restricted Subsidiary consolidates with, merges into or transfers all or part of its properties and assets to Vivendi or to any other Restricted Subsidiary of Vivendi, then no violation of this covenant will be deemed to have occurred, as long as the requirements of clauses (1), (2) and (3) of this covenant are satisfied.

Transactions with Affiliates

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms, when taken as a whole, that are no less favorable to Vivendi or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Vivendi or such Restricted Subsidiary with an unrelated Person; and

(2)	Vivendi delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €15 million, a certificate of a senior financial officer of Vivendi certifying that such Affiliate Transaction complies with this covenant; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €40 million, (i) a resolution of the Board of Directors of Vivendi set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (ii) an opinion as to the fairness to Vivendi of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of recognized international standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment, compensation, benefit or indemnification agreement or arrangement (and any payments or other transactions pursuant thereto) entered into by Vivendi or any of its Restricted Subsidiaries in the ordinary course of business with an officer, employee or director and any transactions pursuant to stock option plans, stock ownership plans and employee benefit plans or arrangements;

(2)	transactions between or among Vivendi and/or its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(3)	transactions with a Person that is an Affiliate of Vivendi solely because Vivendi owns an Equity Interest in, or controls, such Person;

(4)	payment of reasonable fees to directors;

(5)	sales of Equity Interests (other than Disqualified Stock) to Affiliates of Vivendi;

(6)	Restricted Payments that are permitted by the provisions described above under the caption “— Restricted Payments”;

(7)	loans, advances or extensions of credit (including indemnity arrangements) to employees, directors or consultants in the ordinary course of business;

(8)	transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment or any other transactions in connection with a Receivables Program of Vivendi or a Restricted Subsidiary; and

(9)	transactions pursuant to or contemplated by any agreement of Vivendi or any Restricted Subsidiary as in effect as of the date of the indenture or any amendment thereto or any replacement agreement so long as any such amendment or replacement agreement, taken as a whole, is not materially more disadvantageous to the holders than the original agreement as in effect on the date of the indenture.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

      Vivendi will not permit any Restricted Subsidiary to guarantee any Indebtedness of Vivendi or another Restricted Subsidiary unless:

(1)	such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a guarantee by it of payment of the Notes; provided that

(a)	if the Indebtedness is pari passu in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall rank pari passu in right of payment to its guarantee of the Notes; and

(b)	if the Indebtedness is subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to the guarantee of the Notes substantially to the same extent as such Indebtedness is subordinated in right of payment to the Notes;

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Vivendi or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its guarantee; and

(3)	such Restricted Subsidiary shall deliver to the trustee an opinion of counsel to the effect that:

(a)	such guarantee has been duly executed and authorized; and

(b)	such guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by insolvency, bankruptcy, liquidation, reorganization, administration, moratorium, receivership or similar laws (including all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

except, in each case, for

(a)	guarantees by a Restricted Subsidiary to the extent required under any Existing Credit Facility as in effect at the date of the indenture;

(b)	guarantees by a Restricted Subsidiary of Indebtedness incurred under (i) clause (1) (a), (b) or (c) of the second paragraph of the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Multicurrency Revolving Credit Facility;

(c)	guarantees by a Restricted Subsidiary under any Permitted Refinancing Indebtedness refinancing any Existing Indebtedness, to the extent such Restricted Subsidiary provided a guarantee in respect of the Existing Indebtedness being refinanced;

(d)	guarantees by a Restricted Subsidiary of Acquired Debt that is incurred under the first paragraph of the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent existing under, or required under the terms of, such Acquired Debt; provided that the guarantee or any requirement to provide such guarantees was in existence prior to the contemplation of the merger, consolidation or acquisition that resulted in the incurrence of such Acquired Debt; and

(e)	guarantees by a Restricted Subsidiary of Indebtedness of any Subsidiary of such Restricted Subsidiary.

      Notwithstanding the foregoing and the other provisions of the indenture, any guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged:

(1)	upon the unconditional release or discharge of the guarantee by such Restricted Subsidiary which resulted in the creation of such guarantee, except a discharge or release by or as a result of payment under such guarantee;

(2)	upon the full and final payment of all amounts payable by Vivendi under the indenture and the Notes;

(3)	subject to the section entitled “— Merger, Consolidation or Sale of Assets”, if all of the Voting Stock of a Subsidiary guarantor (or any company holding, directly or indirectly, all the Voting Stock of such guarantor) is sold or otherwise disposed of (and any proceeds therefrom are applied) to a person which is not an Affiliate in compliance with covenant described under “— Asset Sales”;

(4)	upon the Legal Defeasance or discharge of the Notes in accordance with “— Satisfaction and Discharge”; or

(5)	upon the designation, in accordance with the indenture, of the Subsidiary guarantor as an Unrestricted Subsidiary.

Anti-Layering

      Vivendi will not, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) which is subordinated in right of payment to any other Indebtedness of Vivendi unless such Indebtedness is subordinated at least to the same extent to the Notes; provided, however that (i) no Indebtedness of Vivendi shall be deemed to be subordinated in right of payment to other Indebtedness of Vivendi solely by virtue of being unsecured, and (ii) Vivendi shall be entitled to subordinate through intercreditor arrangements or otherwise senior secured bank debt to other senior secured bank debt.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of Vivendi may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Vivendi and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments, as determined by Vivendi. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that Vivendi or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1)	after giving effect to the incurrence of the Attributable Debt relating to such Sale and Leaseback Transaction, Vivendi or that Restricted Subsidiary, as applicable, could have incurred at least €1.00 in additional Indebtedness under clause (4) of the second paragraph under the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value of the property that is the subject of that Sale and Leaseback Transaction, as determined in good faith (a) in the case of a Sale and Leaseback Transaction valued at €40 million or less, by a senior financial officer of Vivendi and set forth in an officers’ certificate delivered to the trustee, and (b) in the case of a Sale and Leaseback Transaction valued at more than €40 million, by the Board of Directors and set forth in an officers’ certificate delivered to the trustee; and

(3)	the transfer of assets in that Sale and Leaseback Transaction is permitted by, and Vivendi applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Asset Sales.”

Business Activities

      Vivendi will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as would not be material to Vivendi and its Restricted Subsidiaries taken as a whole.

Payments for Consent

      Vivendi will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid to all holders of the Notes and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Certain Consent Fee Payments

      Not later than 5 Business Days after the consummation of a VUE/NBC Transaction, Vivendi will pay to holders of Notes of record on November 6, 2003 who delivered (and did not properly revoke) a valid consent to the Supplemental Indenture dated as of November 21, 2003, to the indenture a consent fee of (1) $1.00 for each $1,000.00 in principal amount of Dollar Notes in respect of which a valid consent to such Supplemental Indenture was delivered (and not properly revoked) prior to the Expiration Date and (2) €1.00 for each €1,000.00 in principal amount of Euro Notes in respect of which a valid consent to such Supplemental Indenture was delivered (and not properly revoked) prior to the Expiration Date. For purposes of this covenant, “Expiration Date” means 5:00 p.m., New York City time, on November 20, 2003.

Reports

      Whether or not required by the SEC, so long as any Notes are outstanding, Vivendi will furnish to the trustee and holders of Notes,

(1)	within the time periods specified by the SEC’s rules and regulations, all financial information that would be required to be contained in a filing with the SEC on Form 20-F if Vivendi were required to file such Form, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by Vivendi’s certified independent accountants;

(2)	within 90 days after the end of each of the first three fiscal quarters of each fiscal year, (i) quarterly financial statements (including a consolidated statement of income, consolidated balance sheet and consolidated statement of cash flows) of Vivendi prepared in accordance with generally accepted accounting principles in France as in effect at the time of such financial statements with a reconciliation to US GAAP of net income, interest expense, EBIT and net debt, provided that Vivendi shall be permitted to exclude from any such quarterly reconciliation any information relating to a Person in which Vivendi or a consolidated subsidiary of Vivendi has an investment that is accounted for by Vivendi using the equity method, the cost method or the equivalent of either; and (ii) a statement of management regarding Vivendi’s financial position and results of operations, in each case (except for the US GAAP information) that is substantially similar in scope and detail to the information publicly released by Vivendi in respect of its financial results for the first six months of each fiscal year (it being understood, for the avoidance of doubt, that statements that include the information that Vivendi would be required to include in a Quarterly Report on Form 10-Q if Vivendi were subject to an obligation to file such Quarterly Reports shall be sufficient to satisfy Vivendi’s obligations under this clause (2)(ii)); and

(3)	within the time periods specified by the SEC’s rules and regulations, all current reports that would be required to be filed with the SEC on Form 6-K if Vivendi were required to file such reports.

      To the extent GAAP in effect from time to time differs in any material respect from GAAP in effect on the date of the indenture, Vivendi will separately prepare and deliver to the trustee and holders of the Notes with its annual financial statements a reasonably detailed reconciliation to GAAP as in effect on the date of the indenture with respect to the financial items necessary to ascertain compliance with the covenants set forth in the indenture.

      In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the SEC, Vivendi will file or furnish a copy of all of the information and reports referred to in clauses (1), (2) and (3) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request and through publication on its internet website or similar means of electronic dissemination. In addition, Vivendi has agreed that, for so long as any Notes remain outstanding, it will furnish to the trustee and holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Special Interest with respect to, the Notes;

(2)	default in payment when due of the principal of or premium, if any, on the Notes;

(3)	failure by Vivendi or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control”, “— Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4)	failure by Vivendi or any of its Restricted Subsidiaries for 60 days after receipt of notice from the trustee or the holders of at least 25% in aggregate principal amount of the Notes outstanding to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Vivendi or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Vivendi or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness after the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default ”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates €40 million or more and has not been discharged in full or such acceleration rescinded or annulled within 20 days of such Payment Default or acceleration;

(6)	failure by Vivendi or any of its Restricted Subsidiaries to pay final, non-appealable judgments aggregating in excess of €25 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7)	certain events of bankruptcy or insolvency described in the indenture with respect to Vivendi or any of its Significant Subsidiaries.

      In the case of an Event of Default described above in clause (7), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the Notes to be due and payable immediately.

      Holders of the Notes may not enforce the indenture or Notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or Special Interest.

      Subject to the right of any holder of Notes to receive payment of interest and premium and Special Interest on, and principal of, the Notes, the holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the holders of the Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium and Special Interest on, or the principal of, the Notes; provided, however, that the holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

      Vivendi is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Vivendi is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of Vivendi, as such, will have any liability for any obligations of Vivendi under the Notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under U.S. federal securities laws.

Legal Defeasance and Covenant Defeasance

      Vivendi may, at its option and at any time, elect to have all of its obligations discharged with respect to a series of Notes (“Legal Defeasance ”) except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2)	Vivendi’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and Vivendi’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

      In addition, Vivendi may, at its option and at any time, elect to have the obligations of Vivendi released with respect to certain covenants in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute Events of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Vivendi must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars in the case of Notes denominated in U.S. dollars, cash in euro in the case of Notes denominated in euro, non-callable government securities, or a combination thereof, in amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Vivendi must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, Vivendi has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Vivendi has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Vivendi has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit under the indenture (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Vivendi or any of its Restricted Subsidiaries is a party or by which Vivendi or any of its Restricted Subsidiaries is bound;

(6)	Vivendi must deliver to the trustee an officers’ certificate stating that the deposit was not made by Vivendi with the intent of preferring the holders of Notes being defeased over the other creditors of Vivendi with the intent of defeating, hindering, delaying or defrauding creditors of Vivendi or others; and

(7)	Vivendi must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture and the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) provided, however, that if any amendment, waiver or other modification would only affect the dollar-denominated Notes or euro-denominated Notes, only the consent of the holders of at least a majority in principal amount of the then outstanding Notes of the affected series (and not the consent of the holders of any other series of Notes) shall be required.

      With respect to each series of Notes, without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1)	reduce the principal amount of such Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any such Note or alter the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any such Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on such Notes (except a rescission of acceleration of such Notes by the holders of at least a majority in aggregate principal amount of the Notes, and a waiver of the payment default that resulted from such acceleration);

(5)	make any such Note payable in money other than that stated in such Notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of such Notes to receive payments of principal of, or interest or premium or Special Interest, if any, on such Notes;

(7)	change the ranking of the Notes; or

(8)	make any change in the preceding amendment and waiver provisions.

      With respect to any series of Notes, notwithstanding the preceding paragraph, without the consent of any holder of such Notes, Vivendi and the trustee may amend or supplement the indenture or the applicable Notes:

(1)	to cure any ambiguity, defect, omission or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of Vivendi’s obligations to holders of the Notes in the case of a merger or consolidation or sale of all or substantially all of Vivendi’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture; or

(7)	to add guarantors or guarantees with respect to the Notes or to grant Liens in favor of the Notes.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all the Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and applicable Notes for whose payment money has been deposited in trust and thereafter repaid to Vivendi in accordance with the indenture, have been delivered to the trustee for cancellation; or

(b)	all the Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Vivendi has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars in the case of Notes denominated in U.S. dollars, or euro in the case of Notes denominated in euro, non-callable government securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the applicable Notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Vivendi is a party or by which Vivendi is bound;

(3)	Vivendi has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Vivendi has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the applicable Notes at maturity or the redemption date, as the case may be.

In addition, Vivendi must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of Vivendi, the indenture limits its rights to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee in respect of such Notes, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

      The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by following the instructions under the caption “Available Information.”

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

but excluding Indebtedness of such other Person that is extinguished, retired or repaid concurrently with such other Person becoming a Restricted Subsidiary of, or at the time it is merged into or consolidates with, such specified Person.

      “Additional Credit Facility” means any Credit Facility (including the Dual Currency Credit Facility) entered into by Vivendi or any Restricted Subsidiary (other than Cegetel Groupe S.A. or any of its Subsidiaries) after the date of the indenture, and any amendment, restatement, refunding, renewal, replacement or refinancing of an Existing Credit Facility (including in a manner that results in an increase in the amount borrowed thereunder). The extent to which an Additional Credit Facility may benefit from Liens or Subsidiary guarantees is described under “— Certain Covenants — Liens” and “— Certain Covenants — Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”.

      “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, where:

(1)	“Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having a final maturity most nearly equal to the period from such redemption date to the final maturity of the Notes, and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of US dollar denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the dollar-denominated Notes and of a maturity most nearly equal to the final maturity of the Notes; provided, however, that, if the period from such redemption date to the maturity date of the dollar-denominated Notes is less than one year, a fixed maturity of one year shall be used;

(2)	“Comparable Treasury Price” means, with respect to any redemption date:

(a)	the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for US Government Securities”; or

(b)	if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date (which in any event, must include at least two such quotations), after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

(3)	“Reference Treasury Dealer” means any primary US Government securities dealer in New York City (a “Primary Treasury Dealer”), appointed by Vivendi in consultation with the trustee.

(4)	“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and offered prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 pm on the third Business Day preceding such redemption date.

(5)	“Quotation Agent” means the Reference Treasury Dealer appointed by Vivendi to act as the Quotation Agent after consultation with the trustee.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. Notwithstanding the foregoing, no Person (other than Vivendi or any Subsidiary of Vivendi) in whom a Receivables Subsidiary makes an Investment in connection with a Receivables Program shall be deemed to be an Affiliate of Vivendi or any of its Subsidiaries solely by reason of such Investment.

      “Applicable Premium” means with respect to any Note on any redemption date the greater of:

(1)	1% of the principal amount of such Note; or

(2)	the excess (to the extent positive) of:

(a)	the present value at such redemption date of (i) the principal amount of such Note plus (ii) all required interest payments due on such Notes to and including their final maturity (excluding accrued but unpaid interest) computed using a discount rate equal to the Bund Rate as of such redemption date (in the case of euro-denominated Notes) or the Adjusted Treasury Rate as of such redemption date (in the case of dollar-denominated Notes), in each case, plus 50 basis points; over

(b)	the principal amount of such Note.

      “Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Vivendi and its Restricted Subsidiaries taken as a whole will be governed by the provisions described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of Vivendi’s Restricted Subsidiaries.

In any VUE Asset Sale in which the transferee assumes the outstanding Class B preferred stock of Vivendi Universal Entertainment LLLP, either directly or through the acquisition of Vivendi Universal Entertainment LLLP, the transfer of the common shares of USAi owned by Vivendi as of the date of the indenture to such transferee in connection with the assumption of obligations by that transferee under such Class B preferred stock will not be regarded as a separate Asset Sale.

      Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale.

(1)	any single transaction or series of related transactions that involves Equity Interests or assets having a fair market value of less than €20 million;

(2)	a transfer of assets between or among Vivendi and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(3)	an issuance of Equity Interests by a Restricted Subsidiary to Vivendi or to another Restricted Subsidiary;

(4)	the sale or lease of inventory or accounts receivable in the ordinary course of business;

(5)	any sale or other disposition of Receivables and Related Assets pursuant to or in connection with a Receivables Program;

(6)	any sale, lease or other disposition in the ordinary course of business of obsolete, worn out or damaged equipment no longer being used by Vivendi or its Restricted Subsidiaries;

(7)	any sale or disposition deemed to occur in connection with creating or granting any Permitted Lien;

(8)	the sale or other disposition of cash or Cash Equivalents; and

(9)	a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such lease, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the passage of time or occurrence of a subsequent condition within the control of that person. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” any committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

      “Bund Rate” means, with respect to any redemption date, the rate per annum equal to the equivalent yield to maturity as of such date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price for such redemption date, where:

(1)	“Comparable German Bund Issue” means the German Bundesanleihe security selected by any Reference German Bund Dealer as having a final maturity most nearly equal to the period from such redemption date to the final maturity of the Notes, and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of Euro denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the euro-denominated Notes and of a maturity most nearly equal to the final maturity of the Notes; provided, however, that, if the period from such redemption date to the maturity date of the euro-denominated Notes is less than one year, a fixed maturity of one year shall be used;

(2)	“Comparable German Bund Price” means, with respect to any redemption date, the average of all Reference German Bund Dealer Quotations for such date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Reference German Bund Dealer Quotations, or if Vivendi obtains fewer than four such Reference German Bund Dealer Quotations, the average of all such quotations;

(3)	“Reference German Bund Dealer” means any dealer of German Bundesanleihe securities appointed by Vivendi in consultation with the trustee; and

(4)	“Reference German Bund Dealer Quotations” means, with respect to each Reference German Bund Dealer and any relevant date, the average as determined by Vivendi, of the bid and offered prices for the Comparable German Bund Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Vivendi by such Reference German Bund Dealer at 3:30 p.m. Frankfurt, Germany time on the third Business Day preceding such redemption date.

      “Business Day” means each day other than a Saturday, a Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City, London, England or Paris, France.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding any debt securities convertible into such equity securities.

      “Cash Equivalents” means:

(1)	United States dollars, euro and any other currency that is freely convertible into United States dollars or euro without legal restrictions and which is used by Vivendi or any of the Restricted Subsidiaries holding such other currency in the ordinary course of its business;

(2)	securities issued or directly and fully guaranteed or insured by the government of France, Germany, the United Kingdom or the United States or any agency or instrumentality of such government (provided that the full faith and credit of such government is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit and euro and dollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any commercial bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating (or the successor thereto) of “B” or better;

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having the highest rating obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Cegetel Minority Interest Percentage” means at any time the proportion of Capital Stock of Cegetel Groupe S.A. held by Persons who are not Affiliates of Vivendi at that time.

      “Cegetel Shareholders Agreement” means the Shareholders Agreement, dated May 14, 1997, among the shareholders of Cegetel Groupe S.A., as amended, novated or replaced from time to time.

      “Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Vivendi and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of Vivendi;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) or series of related transactions the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Vivendi, measured by voting power rather than number of shares; or

(4)	during any consecutive two-year period, the first day on which a majority of the members of the Board of Directors of Vivendi who were members of the Board of Directors at the beginning of such period are not Continuing Directors.

      “Consolidated Adjusted EBITDA” means, with respect to any specified Person for any period, the aggregate of the EBITDA of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided that:

(1)	the EBITDA of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to or by the specified Person or a Restricted Subsidiary of the Person;

(2)	the EBITDA of any Restricted Subsidiary for the relevant period will be excluded to the extent that the declaration or payment of dividends or similar distributions (including by intercompany loan) by that Restricted Subsidiary in respect of that EBITDA is at the date of determination not permitted, in each case (a) without any prior governmental approval (that has not been obtained) or (b) directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders, whether as a result of the need for a third-party approval (that has not been obtained) or otherwise (including, for the avoidance of doubt, the terms of the Cegetel Shareholders Agreement and the Maroc Shareholders Agreement, in each case as in effect on the date of the indenture), provided that the terms of the Vivendi Universal Entertainment LLLP Term Loan Facility, or any refinancing of such facility containing similar restrictions on dividends and intercompany loans, shall not result in the exclusion of the EBITDA of any member of the VUE Group if on the date of determination at least $50 million in dividends or similar distributions (including by intercompany loans) to Vivendi would be permitted;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	the EBITDA of any Unrestricted Subsidiary will be included to the extent distributed or otherwise paid in cash (or to the extent converted into cash) to the specified Person or one of its Restricted Subsidiaries.

      “Consolidated Financial Debt” means Indebtedness of Vivendi and its Subsidiaries on a consolidated basis reported as “Financial Debt” or under a similar heading in its financial statements, plus to the extent not included in “Financial Debt” the amount of any preferred stock or Capital Lease Obligation, in each case calculated in accordance with GAAP applied on a basis consistent with past practice.

      “Consolidated Interest Expense” means, for any period, the total interest expense of a Person and its consolidated Restricted Subsidiaries, including any periodic cash payments in respect of preference shares, determined on a consolidated basis in accordance with GAAP, net of any interest income, plus, to the extent not included in such total interest expense and to the extent incurred by such Person or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt;

(2)	amortization of debt discount;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financings;

(6)	net costs associated with interest rate swap, cap or collar agreements and other agreements designed to protect such Person against fluctuations in interest rates;

(7)	the interest component of any deferred payment obligations; and

(8)	any premiums, fees, discounts, expenses and losses on the sale of Receivables and Related Assets (and any amortization thereof) payable in connection with a Receivables Program,

less,

(a)	in the case of Consolidated Interest Expense incurred by Cegetel Groupe S.A., Maroc Telecom S.A. or their respective Restricted Subsidiaries only, during such period and for so long as the Cegetel Shareholders Agreement or the Maroc Shareholders Agreement (or any amendment, novation or replacement thereof), as applicable, contains a restriction on dividend payments or intercompany loans that results in less than all the EBITDA of Cegetel Groupe S.A. or Maroc Telecom and their respective Restricted Subsidiaries being included in Consolidated Adjusted EBITDA of Vivendi for that period, an amount equal to such Consolidated Interest Expense; and

(b)	in the case of Consolidated Interest Expense incurred by the VUE Group during a period when some or all of the Consolidated Adjusted EBITDA of the VUE Group was excluded from the calculation of Vivendi’s Consolidated Adjusted EBITDA because of restrictions in place on intercompany loans, dividends or other distributions under the terms of agreements or instruments binding on the VUE Group, the amount of Consolidated Interest Expense incurred by the VUE Group during such period.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to or by the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary for the relevant period will be excluded to the extent that the declaration or payment of dividends or similar distributions (including by intercompany loan) by that Restricted Subsidiary in respect of that Net Income is at the date of determination not permitted, in each case (a) without any prior governmental approval (that has not been obtained) or (b) directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders, whether as a result of the need for a third-party approval (that has not been obtained) or otherwise (including, for the avoidance of doubt, the terms of the Cegetel Shareholders Agreement and the Maroc Shareholders Agreement, in each case as in effect on the date of the indenture); provided that the terms of the Vivendi Universal Entertainment LLLP Term Loan Facility or any refinancing of such facility containing similar restrictions on dividends and intercompany loans shall not result in the exclusion of the Net Income of any member of the VUE Group if on the date of determination, at least $50 million in dividends or similar distributions (including by intercompany loans) to Vivendi would be permitted;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	the Net Income of any Unrestricted Subsidiary will be included to the extent distributed or otherwise paid in cash (or to the extent converted into cash) to the specified Person or one of its Restricted Subsidiaries.

      “Consolidated Total Assets” means the total assets after deducting therefrom (1) any item representing investments in Unrestricted Subsidiaries and (2) all goodwill recorded in relation to such assets, in each case as set forth on the most recent balance sheet of Vivendi and its consolidated Restricted Subsidiaries and computed in accordance with GAAP.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Vivendi who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

      “Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans or letters of credit, in each case, as amended, restated, refunded, renewed, replaced or refinanced (including by increasing the amount borrowed thereunder) in whole or in part from time to time.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Amount” means as of the date of the indenture an amount equal to €2,100 million, which amount shall be reduced from time to time by the sum, without duplication, of (i) the aggregate amount of all Net Proceeds of Asset Sales applied pursuant to mandatory prepayment provisions of Tranche A of the Dual Currency Credit Facility or Additional Credit Facilities to repay any term indebtedness under any such Additional Credit Facility, or to repay revolving credit Indebtedness under any such Additional Credit Facility and to correspondingly reduce commitments thereunder, in each case to the extent such Indebtedness was incurred under clause (1)(b) or (1)(c) under the second paragraph of the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (ii) the aggregate amount of any undrawn and available capacity under any such Additional Credit Facility that is cancelled pursuant to mandatory prepayment or cancellation provisions as a result of any Asset Sale or the application of proceeds therefrom, provided that the Designated Amount shall not be reduced below €1,000 million.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable (other than redeemable only for Capital Stock that is not itself Disqualified Stock), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Vivendi to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Vivendi may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Dual Currency Credit Facility” means the €2,500 million credit facility, dated May 13, 2003, among Vivendi, certain of its Subsidiaries, and a syndicate of banks, as amended, restated, refunded, renewed, replaced or refinanced (including by increasing the amount borrowed thereunder) in whole or part from time to time.

      “EBITDA” means, with respect to any specified Person for any period, the operating income (loss) of such Person for such period, determined in accordance with GAAP, adjusted by:

(1)	deducting any gain and adding back any loss, together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)	deducting any exceptional or non-recurring gain and adding back any exceptional or non-recurring loss, including any restructuring charges, together with any related provision for taxes on such exceptional or non-recurring gain (but not loss); and

(3)	adding back depreciation of fixed assets and amortization of goodwill and acquired intangible assets and other non-cash expenses or charges (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person for such period to the extent that such depreciation, amortization and other non-cash expenses or charges were deducted in computing such operating income.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any primary private or public offering of Equity Interests of Vivendi (other than Disqualified Stock) to Persons who are not Subsidiaries of Vivendi other than (1) public offerings with respect to Vivendi’s common stock registered on Form S-8 and (2) issuances upon exercise of options by employees of Vivendi or any of its Restricted Subsidiaries.

      “Euro Equivalents” means with respect to any monetary amount in a currency other than euro, at any time of determination thereof, the amount of euro obtained by converting such foreign currency involved in such computation into euro at the average of the spot rates for the purchase and sale of euro with the applicable foreign currency as published in the Financial Times on the date two Business Days prior to such determination. Except as described under the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, whenever it is necessary to determine whether Vivendi has complied with any covenant in the indenture or a Default has occurred and an amount is expressed in a currency other than euro, such amount will be treated as the Euro Equivalent determined as of the date such amount is initially determined in such currency.

      “Existing Credit Facility” means any Credit Facility of Vivendi or its Restricted Subsidiaries in effect on the date of the indenture. Vivendi will provide to the trustee on or prior to the date of the indenture a list of all such Credit Facilities and the amounts outstanding thereunder.

      “Existing Indebtedness” means (i) any Indebtedness of Vivendi and its Restricted Subsidiaries in existence or committed to be incurred on the date of the indenture, until such amounts are repaid, and (ii) in the case of a revolving Credit Facility, the borrowing of Indebtedness up to the amount outstanding under such revolving Credit Facility at the date of the indenture pursuant to commitments in effect under such revolving Credit Facility at the date of the indenture, unless such commitments are cancelled as a result of any repayment.

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period; plus

(2)	any interest expense on Indebtedness of any Person other than such Person or any of its Restricted Subsidiaries to the extent such Indebtedness is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Vivendi (other than Disqualified Stock) or to Vivendi or a Restricted Subsidiary of Vivendi, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and estimated in a manner consistent with GAAP.

      “Fixed Charge Coverage Ratio” means, for any four-quarter period, the ratio of the Consolidated Adjusted EBITDA of Vivendi and its Restricted Subsidiaries for such period to the Fixed Charges of Vivendi and its Restricted Subsidiaries for such period. In the event that Vivendi or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio (and its components) will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions or dispositions that have been made by Vivendi or any of its Restricted Subsidiaries, including through mergers, consolidations or Investments and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (including any acquisitions or dispositions made during such reference period or subsequent to such reference period and on or prior to the Calculation Date by any Person that became a Restricted Subsidiary or was merged with and into Vivendi or any of its Restricted Subsidiaries on or prior to such Calculation Date) will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Adjusted EBITDA for such reference period will be calculated on a pro forma basis consistent with Regulation S-X under the Securities Act;

(2)	interest on Capital Lease Obligations and Attributable Debt shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Vivendi to be the rate of interest implicit in such Capital Lease Obligation or Attributable Debt in accordance with GAAP;

(3)	the consolidated interest expense attributable to interest on (a) any Indebtedness computed on a pro forma basis that was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying, at the option of such Person, either the fixed or floating rate and (b) borrowings under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such borrowings during the applicable period;

(4)	the interest rate on any Indebtedness that bears a floating rate of interest shall be calculated as if the weighted average interest rate that would have been applicable to such Indebtedness over the latest 12-month period ending on the last calendar month immediately prior to the Calculation Date had been the applicable rate on such Indebtedness for the entire reference period (taking into account any Hedging Obligation designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates (including any agreement that exchanges a fixed rate interest obligation for a floating rate interest obligation) applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of the shorter of (i) the remaining term of such Indebtedness or (ii) 12 months);

(5)	the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, will be excluded; and

(6)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of Vivendi or any of its Restricted Subsidiaries following the Calculation Date.

      “GAAP” means generally accepted accounting principles as in effect in France from time to time, consistently applied, provided that all ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP as in effect on the date of the indenture.

      “Guarantee” means a direct or indirect guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) provided in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent and without duplication:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of bankers’ acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, but without duplication, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness.

      Notwithstanding the foregoing, “Indebtedness” shall not include (A) advance payments by customers, vendors or distributors in the ordinary course of business for services or products to be provided or delivered in the future or (B) deferred taxes.

      “Investment Grade Rating” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of the control of Vivendi, the equivalent investment grade credit rating from any Rating Agency selected by Vivendi as a replacement Rating Agency).

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for value of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Vivendi or any Restricted Subsidiary of Vivendi sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Vivendi such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Vivendi, Vivendi will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Vivendi’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”; provided that, in lieu thereof and with respect to a VUE Asset Sale only, Vivendi may elect by notice to the trustee delivered at the date of completion of such sale or disposition to treat a disposition of Equity Interests in a member of the VUE Group as a sale of all (and not less than all) of Vivendi’s Equity Interests in that member of the VUE Group, the consideration for which, for purposes of the covenant described under “— Repurchase of the Option of Holders — Asset Sales”, shall be deemed to include (a) Vivendi’s retained Equity Interests in such entity (which shall be deemed to be consideration other than cash or Cash Equivalents unless converted into cash in accordance with the terms of that covenant) and (b) any other consideration received by Vivendi in connection with such transaction. “Investments” shall exclude extensions of trade credit by Vivendi or any of its Restricted Subsidiaries in the ordinary course of business.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, provided that in no event shall an operating lease be deemed to constitute a Lien.

      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Maroc Minority Interest Percentage” means at any time the proportion of Capital Stock of Maroc Telecom S.A. held by Persons who are not Affiliates of Vivendi at that time.

      “Maroc Shareholders Agreement” means the Shareholders Agreement, dated December 19, 2000, among the shareholders of Maroc Telecom S.A. as amended, novated or replaced from time to time.

      “Multicurrency Revolving Credit Facility” means the €3,000 million multicurrency revolving credit facility dated March 15, 2002, as amended on February 6, 2003, and further amended and restated by an agreement dated May 13, 2003 among Vivendi, certain of its Subsidiaries and a syndicate of banks, as amended, restated, refunded, renewed, replaced or refinanced in whole or in part from time to time; provided that for the purposes of the covenants described under “— Certain Covenants — Liens” and “— Certain Covenants — Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”, references to the Multicurrency Revolving Credit Facility shall only include amounts under such facility in excess of €3,000 million to the extent such amounts were incurred under clause 1(c) of the second paragraph under the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the extinguishment of any indebtedness of such Person or any of its Restricted Subsidiaries; and

(1)	any exceptional or non-recurring gain or loss, including restructuring charges, together with any related provision for taxes on such exceptional or non-recurring gain (but not loss).

      “Net Proceeds” means the aggregate cash proceeds received by Vivendi or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, appraisal fees and any relocation expenses incurred as a result of the Asset Sale and taxes paid or payable as a result of the Asset Sale, (2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Vivendi or any of its Restricted Subsidiaries after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and (4) all distributions or other payments made to minority interest holders or joint ventures required in connection with the Asset Sale.

      “Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Vivendi nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of Vivendi or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness of Vivendi or any of its Restricted Subsidiaries to be accelerated or payable prior to its Stated Maturity.

      “Non-Recourse Product Financing” means any Indebtedness incurred by Vivendi or any Restricted Subsidiary solely for the purpose of financing (whether directly or through a partially-owned joint venture) the production, acquisition or development of items of Product (including any Indebtedness assumed in connection with the acquisition of any such items of Product or secured by a Lien on any such items of Product prior to the acquisition thereof) where the recourse of the creditor in respect of that Indebtedness is limited to Product revenues generated by such items of Product or any rights pertaining thereto and where the Indebtedness is unsecured save for Liens over such items of Product or revenues and such rights, and any extension, renewal, replacement or refinancing of such Indebtedness. “Product Financing” excludes, for the avoidance of doubt, any Indebtedness raised or secured against Products where the proceeds are used for any other purposes.

      “Non-Recourse Project Finance Indebtedness” means any Indebtedness to finance a project incurred by Vivendi or any Restricted Subsidiary (the “relevant Group member” ) which has no activity or assets other than those comprised in the project that are acquired, constructed or developed with the proceeds of such Indebtedness and in respect of which the person to whom that Indebtedness is owed by Vivendi or any Restricted Subsidiary has no recourse whatsoever to Vivendi or any Restricted Subsidiary for the repayment of or payment of any sum relating to that Indebtedness other than:

(a)	recourse to Vivendi or such Restricted Subsidiary for amounts limited to its interest in the aggregate cash flow or net cash flow (other than historic cash flow or historic net cash flow) from the project; and/or

(b)	recourse to Vivendi or such Restricted Subsidiary for the purpose only of enabling amounts to be claimed in respect of that Indebtedness on an enforcement of any Lien given by Vivendi or such Restricted Subsidiary over the assets comprised in that project to secure the Indebtedness; and/or

(c)	recourse to a shareholder of Vivendi or such Restricted Subsidiary for the purpose only of enforcement of any Lien given by that shareholder over shares (or the like) of Vivendi or such Restricted Subsidiary to secure that Indebtedness.

      “Obligations” means any principal, interest, penalties, fees, taxes, costs, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, securing or relating to any Indebtedness, whether or not a claim in respect thereof has been asserted.

      “Permitted Business” means any business conducted by Vivendi or any of its Restricted Subsidiaries on the date of the indenture, any reasonable extension thereof, and any additional business reasonably related, incidental, ancillary or complementary thereto.

      “Permitted Investments” means:

(1)	any Investment in Vivendi or in a Restricted Subsidiary of Vivendi;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Vivendi or any Restricted Subsidiary of Vivendi in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Vivendi; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Vivendi or a Restricted Subsidiary of Vivendi;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5)	any Investment made solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Vivendi;

(6)	any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)	Hedging Obligations permitted to be incurred under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)	Investments constituting loans, advances or extensions of credit (including indemnity arrangements) to employees, officers and directors made in the ordinary course of business;

(9)	Investments in existence on the date of the indenture and an Investment in any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the date of the indenture in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, that the new Investment is on terms and conditions no less favorable to Vivendi than the Investment being renewed or replaced;

(10)	an Investment in a trust, limited liability company, special purpose entity or other similar entity in connection with a Receivables Program; provided, however, that the only assets transferred to such trust, limited liability company, special purpose entity or other similar entity consist of Receivables and Related Assets of such Receivables Subsidiary;

(11)	Investments in any of the Outstanding Notes or the Exchange Notes to be issued pursuant to the exchange and registration rights agreement;

(12)	Guarantees of Indebtedness of Vivendi or any of its Restricted Subsidiaries issued in accordance with the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “— Certain Covenants — Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(13)	receivables owing to Vivendi or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Vivendi or any such Restricted Subsidiary deems reasonable under the circumstances;

(14)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(15)	Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits, in each case made in the ordinary course of business by Vivendi or any Restricted Subsidiary;

(16)	any Investment made to acquire Product or interests therein in the ordinary course of business consistent with past practice, including by way of forming and/or funding joint ventures, provided that this clause will only apply to Vivendi’s film, television and music businesses; and

(17)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17) since the date of the indenture and then outstanding, not to exceed €40 million taking into account repayments of such investments in cash or property at fair market value.

      “Permitted Liens” means:

(1)	Liens securing Indebtedness and other Obligations incurred under (i) clause (1) (a), (b) or (c) of the second paragraph of the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Multicurrency Revolving Credit Facility;

(2)	Liens in favor of Vivendi or a Restricted Subsidiary;

(3)	Liens on property or shares of Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with or becomes a Subsidiary of Vivendi or any Restricted Subsidiary of Vivendi; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Vivendi or the Restricted Subsidiary;

(4)	Liens on assets existing at the time of acquisition of the assets by Vivendi or any Restricted Subsidiary of Vivendi, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens (i) to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness or (ii) in respect of Attributable Debt permitted under the covenant described under “— Certain Covenants — Sale and Leaseback Transactions”;

(7)	Liens (i) existing or required to be granted under the terms of Indebtedness as in effect on the date of the indenture, or (ii) granted in respect of such Indebtedness that replace any such Liens referred to in clause (i), provided that such replacement Liens cover only the assets subject to the Liens being replaced;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens on Receivables and Related Assets to reflect sales of receivables pursuant to a Receivables Program permitted by clause (12) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the Receivables and Related Assets sold under such Receivables Program;

(10)	Liens in favor of issuers of tender, bid, surety, appeal or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of Vivendi or any Restricted Subsidiary in the ordinary course of its business;

(11)	Liens on assets of a Restricted Subsidiary securing Indebtedness of that Restricted Subsidiary;

(12)	Liens incurred in the ordinary course of business of Vivendi or any Restricted Subsidiary of Vivendi with respect to obligations that do not exceed €15 million at any one time outstanding;

(13)	Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus assets or property affixed or appurtenant thereto or proceeds in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien;

(14)	Liens securing Non-Recourse Product Financing or Non-Recourse Project Finance Indebtedness;

(15)	Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be incurred under the indenture;

(16)	Liens on assets or shares of Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and

(17)	Liens on Capital Stock of a VUE/NBC Entity to secure obligations of Vivendi or its Restricted Subsidiaries under or pursuant to the terms of the VUE/NBC Transaction Agreements.

      “Permitted Refinancing Indebtedness” means any Indebtedness of Vivendi or any of its Restricted Subsidiaries or preferred stock of a Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Vivendi or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or preferred stock of a Restricted Subsidiary; provided that:

(1)	the principal amount (or accreted value, if applicable) or liquidation amount, as applicable, of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or liquidation amount, as applicable, of the Indebtedness or preferred stock of a Restricted Subsidiary extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness or preferred stock of a Restricted Subsidiary and the amount of all expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness (a) has a final maturity date no earlier than the earlier of (i) the final maturity of the Indebtedness or preferred stock of a Restricted Subsidiary being extended, refinanced, renewed, replaced, defeased or refunded and (ii) one year and one day after the final maturity of the Notes, and (b) has (i) a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness or preferred stock of a Restricted Subsidiary being extended, refinanced, renewed, replaced, defeased or refunded or (ii) no payments of principal, amortization payments, sinking fund payments or similar payments required to be made in respect thereof prior to one year and one day after the final maturity of the Notes;

(3)	if the Indebtedness or preferred stock of a Restricted Subsidiary being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by Vivendi or, if a Restricted Subsidiary is the obligor on the Indebtedness or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded, by that Restricted Subsidiary or its Subsidiaries. Vivendi shall not be entitled to guarantee any Permitted Refinancing Indebtedness incurred by a Restricted Subsidiary unless the Indebtedness or preferred stock being refinanced was originally guaranteed by Vivendi.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Product” means any music (including mail order music), music copyright, motion picture, television programming, film, videotape, video clubs, DVD manufactured or distributed or any other product produced for theatrical, non-theatrical or television release or for release in any other medium, in each case whether recorded on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device whether now known or hereafter developed, with respect to which Vivendi or any Restricted Subsidiary:

(a)	is an initial copyright owner; or

(b)	acquires (or will acquire upon delivery) an equity interest or distribution rights; and

the term “items of Product” shall include the scenario, screenplay or script upon which such Product is based, all of the properties thereof, tangible or intangible, and whether now in existence or hereafter to be made or produced, whether or not in possession of Vivendi or any Restricted Subsidiary, and all rights therein and thereto of every kind and character.

      “Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the control of Vivendi, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Vivendi as a replacement agency for Moody’s or S&P, as the case may be.

      “Receivables and Related Assets” means accounts receivable, instruments, chattel paper, obligations, general intangibles and other similar assets, including interests in merchandise or goods, the sale or lease of which give rise to the foregoing, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all the foregoing.

      “Receivables Program” means, with respect to any Person, any accounts receivable securitization program pursuant to which such Person pledges, sells or otherwise transfers or encumbers its accounts receivable, including a trust, limited liability company, special purpose entity or other similar entity.

      “Receivables Subsidiary” means a Wholly Owned Subsidiary of Vivendi or a Restricted Subsidiary of Vivendi (or another Person in which Vivendi or any Restricted Subsidiary of Vivendi makes an Investment and to which Vivendi or any Restricted Subsidiary of Vivendi transfers Receivables and Related Assets) which engages in no activities other than in connection with the financing of Receivables and Related Assets and which is designated by the Board of Directors of Vivendi as a Receivables Subsidiary.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by Vivendi or any Restricted Subsidiary of any properties or assets of Vivendi and/or such Restricted Subsidiary (except for leases between Vivendi and any Restricted Subsidiary, between any Restricted Subsidiary and Vivendi or between Restricted Subsidiaries), which properties or assets have been or are to be sold or transferred by Vivendi or such Subsidiary to such Person with the intention of taking back a lease of such properties or assets.

      “S&P” means Standard & Poor’s Ratings Service, a division of The McGraw Hill Companies, and its successors.

      “Shanghai Theme Park Joint Venture Agreement” means the Joint Venture Agreement, dated February 10, 2003, among Universal Studios Holding, Ltd., Shanghai Waigaoqiao (Group) Co., Ltd. and Jinjiang Holdings Co., Ltd.

      “Significant Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

      “Special Interest” means interest payable on the Notes in the event of a registration default (as defined in the exchange and registration rights agreement), the amount of which shall be determined as provided in the section “Registered Exchange Offer; Registration Rights.”

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid (including with respect to sinking fund obligations) in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Unrestricted Subsidiary” means each Subsidiary of Vivendi that is designated by the Board of Directors of Vivendi as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that each such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with Vivendi or any Restricted Subsidiary of Vivendi unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Vivendi or such Restricted Subsidiary than those that might be obtained at the time in a comparable transaction from Persons who are not Affiliates of Vivendi;

(3)	is a Person with respect to which neither Vivendi nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Vivendi or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of Vivendi as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Vivendi as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Vivendi will be in default of such covenant. The Board of Directors of Vivendi may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence by a Restricted Subsidiary of Vivendi of the outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “VUE Group” means Vivendi Universal Entertainment LLLP and its Subsidiaries, and any Restricted Subsidiary the assets of which consist solely of holding, directly or indirectly, Capital Stock of Vivendi Universal Entertainment LLLP and any assets that are immaterial and incidental.

      “VUE/NBC Entity” means (1) a Person that owns, directly or indirectly, the assets transferred by Vivendi or its Restricted Subsidiaries in a VUE/NBC Transaction or assets owned by National Broadcasting Company, Inc. immediately prior to the consummation of a VUE/NBC Transaction (including, but not limited to, National Broadcasting Company, Inc.) and (2) any Person that is a successor by merger or consolidation to a Person identified in clause (1) or to whom such a Person transfers all or substantially all its assets.

      “VUE Partnership Agreement” means the amended and restated limited liability limited partnership agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, as amended, novated or replaced from time to time.

      “VUE/NBC Transaction” means the proposed combination of Vivendi Universal Entertainment LLLP with National Broadcasting Company, Inc. through the contribution of Universal Studios, Inc., Universal Pictures International Holdings B.V. and Universal Pictures International Holdings 2 B.V. or the businesses and assets of such entities to one or more Persons in one or a series of transactions in exchange for any combination of Capital Stock of a VUE/NBC Entity or VUE/NBC Entities and cash, and the restructuring of the existing interests in VUE, all substantially as contemplated by Vivendi’s Report on Form 6-K, furnished to the SEC on November 4, 2003, including the agreements contained therein, as the same may be amended, including any amendments thereto or additional agreements in connection with a restructuring of the existing VUE interests or to comply with regulatory requirements.

      “VUE/NBC Transaction Agreements” means the agreements among, General Electric Company, National Broadcasting Company, Inc., Vivendi and others under which a VUE/NBC Transaction is to be consummated.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or liquidation amount, as applicable, including payment at final maturity, in respect of the Indebtedness or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or liquidation amount of preferred stock, as applicable.

      “Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person and/or by one or more Wholly Owned Subsidiaries of such Person.

Book-Entry; Delivery and Form

      Except as set forth below, the Notes issued in the exchange offer will be issued in registered, global form in minimum denominations of $1,000 or €1,000 and integral multiples of $1,000 or €1,000, respectively.

      The Notes which are denominated in dollars to be issued in the exchange offer will be represented by one or more global notes in definitive, fully registered form without interest coupons (collectively, the “Dollar Global Note”) and will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee for DTC. The Notes denominated in euro to be issued in the exchange offer will be represented by one or more global notes in fully registered form without interest coupons (the “Euro Global Note,” and, together with the Dollar Global Note, the “Global Notes”) and will deposited with a common depositary (the “Common Depositary”) for the Euroclear System as operated by Euroclear Bank S.A./ N.V. (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”, formerly Cedelbank) and registered in the name of a nominee of the Common Depositary. All holders of Notes denominated in euro who exchange their Outstanding Notes denominated in euro in the exchange offer will hold their interests through the Euro Global Note, regardless of whether they purchased their interests pursuant to Rule 144A or Regulation S.

      Except in the limited circumstances described below, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of certificated Notes. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC, Euroclear and Clear-

stream and their respective direct or indirect participants, which rules and procedures may change from time to time.

Global Notes

      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Neither Vivendi Universal nor the Initial Purchasers take any responsibility for these operations and procedures and investors are urged to contact the systems or their participants directly to discuss these matters.

      In the case of Dollar Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a Dollar Global Note will be limited to its participants or persons who hold interests through its participants. Ownership of beneficial interests in the Dollar Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      In the case of Euro Global Notes, the Common Depositary will credit, on its internal system, the respective principal amount of the beneficial interests represented by such global note to the accounts of Euroclear and Clearstream. Euroclear and Clearstream will credit, on their internal systems, the respective principal amounts of the individual beneficial interests in such global notes to the accounts of persons who have accounts with Euroclear and Clearstream. Ownership of beneficial interests in the Euro Global Notes will be limited to participants or persons who hold interests through participants in Euroclear or Clearstream. Ownership of beneficial interests in the Euro Global Notes will be shown on and the transfer of that ownership will be effective only through, records maintained by Euroclear and Clearstream or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      As long as DTC or the Common Depositary, or its respective nominee, is the registered holder of a global note, DTC or the Common Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such global notes for all purposes under the indenture governing the Notes and the Notes. Unless (1) in the case of a Dollar Global Note, DTC notifies Vivendi that it is unwilling or unable to continue as depositary for such global note or ceases to be a “Clearing Agency” registered under the Exchange Act, (2) in the case of a Euro Global Note, Euroclear and Clearstream notify Vivendi they are unwilling or unable to continue as clearing agencies, (3) in the case of a Euro Global Note, the Common Depositary notifies Vivendi that it is unwilling or unable to continue as Common Depositary and a successor Common Depositary is not appointed within 120 days of such notice, or the Common Depositary is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention to cease business permanently, or (4) in the case of any Global Note, an Event of Default has occurred and is continuing with respect to such note, owners of beneficial interests in such global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form and will not be considered the owners or holders of such global note (or any Notes represented thereby) under the indenture or the Notes. In addition, no beneficial owners or an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s and/or Euroclear’s and Clearstream’s applicable procedures (in addition to those under the indenture).

      Investors may hold their interests in the Euro Global Notes through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Investors may hold their interests in the Dollar Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC and/or Euroclear and Clearstream.

      Payments of the principal of and interest on Dollar Global Notes will be made to DTC or its nominee as the registered owner thereof. Payments of the principal of and interest on the Euro Global Notes will be made to the order of the Common Depositary or its nominee as the registered owner thereof. Neither Vivendi, the trustee, DTC, the Common Depositary nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Vivendi expects that DTC or it nominee, upon receipt of any payment of principal or interest in respect of a global note representing any Notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such Notes as shown on the records of DTC or its nominee. Vivendi expects that the Common Depositary, in its capacity as Paying Agent, upon receipt of any payment of principal or interest in respect of a global note representing any Notes held by it or its nominee, will immediately credit the accounts of Euroclear and Clearstream, which in turn will immediately credit accounts of participants in Euroclear and Clearstream with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such Notes as shown on the records of Euroclear and Clearstream. Vivendi also expects that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”. Such payments will be the responsibility of such participants.

      Because DTC, Euroclear and Clearstream can only act on behalf of their respective participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in Global Notes to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Clearstream systems, or otherwise take actions in respect of such interest may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited. Because DTC, Euroclear and Clearstream can act only on behalf of participants, which in turn, act on behalf of indirect participants, and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system or in Euroclear and Clearstream, as the case may be, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

      Except for trades involving only Euroclear and Clearstream participants, interests in the Dollar Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures or DTC and its participants. Transfers of interests in Dollar Global Notes between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers of interests in Euro Global Notes and Dollar Global Notes between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the Notes described above, cross-market transfers of beneficial interests in Dollar Global Notes between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system.

Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Dollar Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream immediately following the DTC settlement date). Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value of the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC, Euroclear and Clearstream have advised Vivendi that they will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC or Euroclear or Clearstream, as the case may be, interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC, Euroclear and Clearstream reserve the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to their respective participants.

      DTC has advised Vivendi as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve system, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Euroclear and Clearstream have advised Vivendi as follows: Euroclear and Clearstream each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

      Euroclear and Clearstream each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

      Account holders in both Euroclear and Clearstream are worldwide financial institutions including underwriters, securities brokers and dealers, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

      An account holder’s overall contractual relations with either Euroclear or Clearstream are governed by the respective rules and operating procedures of Euroclear or Clearstream and any applicable laws. Both Euroclear and Clearstream act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

      Although DTC, Euroclear and Clearstream currently follow the foregoing procedures to facilitate transfers of interests in global notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither Vivendi nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

      If any depositary is at any time unwilling or unable to continue as a depositary for Notes for the reasons set forth above under “— Global Notes”, Vivendi will issue certificates for such Notes in definitive, fully registered, non-global form without interest coupons in exchange for the applicable Global Notes. Certificates for Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC, Euroclear, Clearstream or the Common Depositary (in accordance with their customary procedures).

      Certificates for non-global Notes issued in exchange for a global note (or any portion thereof) will bear the applicable restrictive legend unless Vivendi determines otherwise in accordance with applicable law. The holder of a non-global Note may transfer such Note, subject to compliance with the provisions of the applicable legend, by surrendering it at the office or agency maintained by Vivendi for such purpose in The City and State of New York or in Paris, France, which initially will be the offices of the trustee in such locations or, in the case of euro-denominated Notes, to the transfer agent in Luxembourg. Upon the transfer, change or replacement of any Note bearing a legend, or upon specific request for removal of a legend on a Note, Vivendi will deliver only Notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to Vivendi such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by Vivendi that neither such legend nor any restrictions on transfers set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any Note in non-global form may be transferred to a person who takes delivery in the form of an interest in any Global Note, the transferor will be required to provide the trustee with evidence as set forth in the indenture and similar to that, and for the same purpose as, mentioned in the immediately preceding sentence. Upon transfer or partial redemption of any Note, new certificates may be obtained from the trustee or from the transfer agent in Luxembourg.

      Notwithstanding any statement herein, Vivendi and the trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing Notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as DTC, Euroclear or Clearstream may require.

Special Timing Considerations

      You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving Notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

      In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. US investors who wish to transfer their interests in the Notes, or to receive or make a payment or delivery of Notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

REGISTERED EXCHANGE OFFER; REGISTRATION RIGHTS

      Vivendi Universal and the Initial Purchasers entered into an exchange and registration rights agreement relating to the Notes on the issue date of the Outstanding Notes. Pursuant to the exchange and registration rights agreement, Vivendi Universal agreed to:

•	file the exchange offer registration statement of which this prospectus is a part with the SEC with respect to a registered offer to exchange the Outstanding Notes for Exchange Notes of Vivendi Universal having terms substantially identical in all material respects to the Outstanding Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or the payment of additional interest); and

•	use its reasonable best efforts to cause the exchange offer registration statement of which this prospectus is a part to be declared effective under the Securities Act as soon as practicable but not later than 240 days after the issue date of the Notes.

      Vivendi Universal is offering the Exchange Notes in exchange for the surrender of the Outstanding Notes. In the registered exchange offer, holders may only exchange (a) Outstanding Dollar Notes for Exchange Dollar Notes, and (b) Outstanding Euro Notes for Exchange Euro Notes. Vivendi Universal will keep the registered exchange offer open for not less than 30 days (or longer if required by applicable law) after the commencement of the exchange offer. For each Outstanding Note surrendered to Vivendi Universal pursuant to the registered exchange offer, the holder of such Outstanding Note will receive an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor or, if no interest has been paid on such Outstanding Note, from the date or its original issue.

      Under existing SEC interpretations, the Exchange Notes will be freely transferable by holders other than affiliates of Vivendi Universal after the registered exchange offer without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of Vivendi Universal, as such terms are interpreted by the SEC; provided that broker-dealers receiving Exchange Notes in the registered exchange offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like the registered exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to securities received in the exchange offer (other than a resale of securities received in exchange for an unsold allotment of securities) with the prospectus contained in the exchange offer registration statement. Under the exchange and registration rights agreement, Vivendi Universal is required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such Exchange Notes for 180 days following the effective date of such exchange offer registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectuses).

      A holder of Outstanding Notes (other than certain specified holders) who wishes to exchange such Outstanding Notes for Exchange Notes in the registered exchange offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an “affiliate” of Vivendi Universal, as defined in Rule 405 of the Securities Act, or if it is an affiliate of Vivendi Universal, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. If a holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

      In the event that:

•	on or prior to the time such registered exchange offer is completed existing interpretations of the staff of the SEC are changed such that the Exchange Notes are not or would not be, upon receipt, transferable by certain holders of the Outstanding Notes; or

•	for any other reason the registered exchange offer is not consummated within 270 days after the issue date of the Outstanding Notes; or

•	the registered exchange offer is not available to a holder of Outstanding Notes that notifies Vivendi Universal that it is not eligible to participate in the registered exchange offer,

      Vivendi Universal will, subject to certain conditions, at its cost:

•	as soon as practicable but not later than 45 days after any one of the above events, file a shelf registration statement covering resales of the Outstanding Notes or the Exchange Notes, as the case may be;

•	use its reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 90 days after it is filed; and

•	keep the shelf registration statement effective until the earliest of (A) the date on which the Notes are sold pursuant to Rule 144 under circumstances in which any legend on the Notes relating to the restriction of transferability is removed by Vivendi Universal or pursuant to the indenture governing the Notes, (B) the date on which the Notes can be sold pursuant to paragraph (k) of Rule 144 (i.e., without any limitations under clauses (c), (e), (f) and (h) of Rule 144), (C) two years from the effective date of the shelf registration statement and (D) the date on which all Notes registered thereunder are disposed of in accordance therewith.

      Vivendi Universal will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which forms a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Outstanding Notes or the Exchange Notes, as the case may be. A holder selling such Outstanding Notes or Exchange Notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration rights agreement which are applicable to such holder (including certain indemnification obligations).

      In the event that:

•	within 90 days after the issue date of the Outstanding Notes, the exchange offer registration statement of which this prospectus is a part has not been filed with the SEC;

•	within 45 days after Vivendi Universal may be obligated to file the shelf registration statement, the shelf registration statement has not been filed with the SEC;

•	within 240 days after the issue date of the Outstanding Notes, the exchange offer registration statement of which this prospectus is a part has not been declared effective;

•	within 270 days after the issue date of the Outstanding Notes, neither the registered exchange offer has been consummated nor the shelf registration statement has been declared effective; or

•	after either the exchange offer registration statement of which this prospectus is a part or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Outstanding Notes or Exchange Notes in accordance with and during the periods specified in the registration rights agreement (each such event, a “registration default”), additional interest will accrue on the Outstanding Notes and the Exchange Notes (in addition to the stated interest on the Outstanding Notes and the Exchange Notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period if any registration default is continuing but in no event will such rate exceed 1.00% per annum in the aggregate regardless of the number of periods in which a registration default occurs or is continuing.

      The Outstanding Notes are listed on the Luxembourg Stock Exchange, and we intend to list the Exchange Notes on the Luxembourg Stock Exchange. Vivendi Universal will inform the Luxembourg Stock Exchange and publish a notice in a Luxembourg newspaper in the event of any accrual of additional interest or any other change in the rate of interest payable on the Notes, no later than the commencement of such accrual. In connection with the registered exchange offer:

•	Vivendi Universal will give notice to the Luxembourg Stock Exchange and will publish in the Luxemburger Wort, a Luxembourg newspaper, an announcement of the beginning of the registered exchange offer and, following completion of such offer, will publish the results of such offer;

•	Vivendi Universal has appointed The Bank of New York (Luxembourg) S.A., as Luxembourg exchange agent through which all relevant documents with respect to the registered exchange offer are available;

•	The Luxembourg exchange agent shall perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to holders, accepting such documents on Vivendi Universal’s behalf, accepting definitive Notes for exchange, and delivering Exchange Notes to holders entitled thereto; and

•	Application will be made to list the Exchange Notes on the Luxembourg Stock Exchange. The Exchange Notes will be accepted for clearance through the accounts of DTC, Euroclear and Clearstream and they will have a new common code and a new ISIN number, which will be transmitted to the Luxembourg Stock Exchange. All documents prepared in connection with the Exchange Offer will be available at the office of our agent in Luxembourg and all necessary actions and services in respect of the Exchange Offer may be taken or obtained at the office of our agent in Luxembourg. The agent appointed for these purposes is The Bank of New York (Luxembourg) S.A.

      The summary herein of certain provisions of the exchange and registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the exchange and registration rights agreement, a copy of which is filed as an exhibit to the exchange offer registration statement of which this prospectus is a part, and copies of which are also available upon request to the Initial Purchasers. Please see “Available Information”.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where the Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resales of the type described.

      We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of those Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. Any profit on any resale of Exchange Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

      Our French counsel has advised us that United States and France are not party to a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, rendered in civil and commercial matters. According to such counsel, a judgment rendered by any US federal or state court based on civil liability, whether or not predicated solely upon US federal securities laws, enforceable in the United States would not directly be recognized nor enforceable in France. A party in whose favor such judgment was rendered may initiate enforcement proceedings (exequatur) in France before the relevant civil court (Tribunal de Grande Instance). Enforcement in France of such US judgment will be obtained following proper (i.e., non-ex parte) proceeding if the civil court is satisfied that the following conditions are met (which conditions, under prevailing French case law, do not include a review by the French court of the merits of the foreign judgment):

•	(i) such judgment has been rendered by a court having jurisdiction over the matter both under its own rules of jurisdiction and in accordance with French rules of international conflicts of jurisdiction and (ii) the French courts did not have exclusive jurisdiction over the matter;

•	the court that rendered such judgment has applied a law which would have been considered appropriate under French rules of international conflicts of laws;

•	such judgment does not contravene French international public policy rules, both pertaining to the merits and to the procedure of the case;

•	such judgment is not tainted with fraud;

•	such judgment does not conflict with a French judgment or a foreign judgment which has become effective in France and there is no risk of conflict with proceedings pending before French courts at the time enforcement of the judgment is sought.

      In addition, the discovery process under actions filed in the United States could be adversely affected under certain circumstances by French law No. 68-678 of 26 July 1968 as modified by French law No. 80-538 of 16 July 1980 (relating to communication of documents and information of an economic, commercial, industrial, financial or technical nature to foreign authorities or persons) which may prohibit or restrict the obtaining of evidence in France or from French persons in connection with such actions.

      We have also been advised by our French counsel that if an original action is brought in France, French courts may refuse to apply the designated law if its application would contravene French public policy. In an action brought in France on the basis of US federal securities laws, French courts may not have the requisite power to grant the remedies sought.

LEGAL MATTERS

      The validity of the Notes offered hereby and certain other legal matters will be passed upon for us by Cravath, Swaine & Moore LLP, One Ropemaker Street, London, EC2Y 9HR, England. Certain matters as to French law will be passed upon for us by Jean-François Dubos, General Counsel of Vivendi Universal, or another senior corporate counsel designated by us.

EXPERTS

      The consolidated financial statements of Vivendi Universal included in the Annual Report on Form 20-F for the year ended December 31, 2002 that are incorporated by reference in this prospectus have been audited by Barbier Frinault & Cie (a member firm of Andersen Worldwide until April 16, 2002 and a member firm of Ernst & Young International thereafter) and RSM Salustro Reydel, independent auditors, to the extent indicated in their reports incorporated by reference. Such audited consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LUXEMBOURG LISTING AND GENERAL INFORMATION

      The Outstanding Notes are listed on the Luxembourg Stock Exchange on the date of this prospectus. In addition, we intend to list the Exchange Notes on the Luxembourg Stock Exchange. In connection with any such application to list the Notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and the documents of formation of the issuer will be deposited with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d’Arrondissement à Luxembourg) where such documents may be examined and copies obtained. Our Articles of Association will be published in the Memorial, Journal Officiel du Grand Duché de Luxembourg, Recueil des Sociétés et Associations. It may be inspected by any interested person at the Registre du Commerce du Tribunal d’Arrondissement de et à Luxembourg. Notice of any additional redemption, change of control or any change in the rate of interest payable on the Notes will be published in a Luxembourg newspaper of general circulation (which is expected to be the Luxemburger Wort).

      The Notes have been accepted for clearance by DTC, Euroclear and Clearstream clearance systems.

Notes	CUSIP	ISIN	Common Code

Exchange Dollar Notes	92852EAH8	US92852EAH80	018196247
Exchange Euro Notes	n/a	XS0181803916	018180391

      So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, copies of our documents of formation, together with this prospectus, the indenture governing the Notes, the supplemental indenture and our annual reports for the years ended December 31, 2001 through December 31, 2002, as well as all our future quarterly reports and annual reports, will be made available for inspection at the office of our Luxembourg paying agent. In addition, copies of the above documents may be obtained free of charge at such office.

      We expect to appoint The Bank of New York (Luxembourg) S.A. as our paying agent in Luxembourg. We reserve the right to vary that appointment and we will publish notice of such change of appointment in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort). So long as the Notes are listed on the Luxembourg Stock Exchange and are in global form, a paying agent for the Notes will be maintained in Luxembourg.

      Our fiscal year ends December 31.

      Vivendi Universal intends to obtain all necessary consents, approvals and authorizations in connection with the issuance of the Notes. The Board of Vivendi Universal passed authorizing corporate resolutions on July 3, 2002.

      According to Chapter IV, article 3, point A/II/2 of the Rules and Regulations of the Luxembourg Stock Exchange, which only apply to transactions made on the Luxembourg Stock Exchange, the Notes shall be freely transferable and therefore no transaction made on the Luxembourg Stock Exchange shall be cancelled. However, holders of the Notes must also comply with other applicable securities laws.

SUPPLEMENTARY FINANCIAL DATA

      Note 3.2.3 to the Consolidated Financial Statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002 describes a series of transactions that took place during 2002 in connection with the reduction of the Vivendi Universal’s holdings in Veolia Environnement. Under French GAAP, Vivendi Universal continued to consolidate Veolia Environnement until December 31, 2002, when the third and final step in this series of transactions was complete. Under US GAAP, the equity method of accounting was applied beginning July 1, 2002, when the Vivendi Universal’s equity and voting interest was reduced to 48%.

Unaudited Condensed Pro Forma Consolidated Statement of Income

      The following unaudited condensed pro forma consolidated statement of income has been prepared in accordance with Rule 11-02 of Regulation S-X, assuming that this reduction in participation occurred on January 1, 2002 and the equity method of accounting was used for all of 2002. The unaudited condensed pro forma consolidated statement of income is not necessarily indicative of the actual results of operations which would have occurred had the reduction in participation occurred on that date, nor is it necessarily indicative of future operating results.

	Year ended December 31, 2002

		Reduction of
		participation	Pro forma
	Actual	in VE	(unaudited)

	(In millions)
Revenues	€58,150	€(30,038)	€28,112
Cost of revenues	(40,574)	23,825	(16,749)
Selling, general and administrative expenses	(12,937)	4,018	(8,919)
Other operating expenses, net	(851)	284	(567)

Operating income	3,788	(1,911)	1,877
Financial expenses, net	(1,333)	683	(650)
Financial provisions	(2,895)	109	(2,786)
Other income (expense)	(514)	(144)	(658)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	(954)	(1,263)	(2,217)
Exceptional items, net	1,049	76	1,125
Income tax (expense) benefit	(2,556)	437	(2,119)

Income before goodwill amortization, equity interest and minority interest	(2,461)	(750)	(3,211)
Equity in (losses) earnings of disposed businesses	17	—	17
Equity in (losses) earnings of unconsolidated Companies	(294)	195	(99)
Goodwill amortization	(1,277)	285	(992)
Goodwill impairment	(18,442)	—	(18,442)

Income (loss) before minority interest	(22,457)	(270)	(22,727)
Minority interest	(844)	270	(574)

Net income (loss)	€(23,301)	—	€(23,301)

Earnings (loss) per basic share	€(21.43)		€(21.43)

Adjustments to conform to U.S. GAAP:
Cumulative effect of change in accounting principles, after tax	€(17,062)	€1,522	€(15,540)
Business combination and goodwill	32	(68)	(36)
Goodwill impairment charge	(4,425)	—	(4,425)
Impairment of long-lived assets	113	—	113
Intangible assets	(23)	18	(5)
Financial instruments	869	(15)	854
Disposal of investment in BSkyB	(2,025)	—	(2,025)
Employee benefit plans	(72)	2	(70)
Other	(83)	32	(51)
Tax effect on adjustments	1,530	(21)	1,509
Adjustments to conform to U.S. GAAP relative to VE	—	(1,470)	(1,470)

U.S. GAAP net income (loss)	€(44,447)	—	€(44,447)

SUPPLEMENTARY FINANCIAL DATA

      On October 8, 2003, Vivendi Universal and GE announced the signing of a definitive agreement for the combination of NBC and VUE. The new company, to be called NBC Universal (“NBCU”), would be 20%-owned by the shareholders of VUE. This transaction would result in the deconsolidation of VUE by Vivendi Universal. In parallel, pursuant to the terms and conditions of the transaction, Vivendi Universal would retain certain assets and liabilities of VUE. Please see “Recent Developments — The VUE/NBC Transaction” described above in this prospectus.

Unaudited Condensed Pro Forma Consolidated Financial Statements

      The following unaudited condensed pro forma consolidated statements of income have been prepared in accordance with Rule 11-02 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended, assuming that the deconsolidation of VUE occurred on January 1, 2002, and January 1, 2003, respectively, and the equity method of accounting for the investment in VUE was used for all of 2002 and the first half of 2003 respectively. The following unaudited condensed pro forma consolidated balance sheet has been prepared assuming the deconsolidation of VUE occurred on June 30, 2003. The following unaudited condensed pro forma consolidated statements of income and balance sheet are not necessarily indicative of the actual results of operations which would have occurred had the deconsolidation occurred on these dates, nor are they necessarily indicative of future operating results. The following unaudited condensed pro forma consolidated statements of income and balance sheet do not give effect to the acquisition of the 20% equity interest in NBCU.

Unaudited Condensed Pro Forma Consolidated Statements of Income

as of December 31, 2002

	Year ended December 31, 2002
	(French GAAP, Unaudited)

		Deconsolidation	Pro
	Reported	of VUE	forma

	(In millions of euro)
Revenues	€58,150	€(6,270)	€51,880
Operating expenses	(54,362)	5,454	(48,908)

Operating income	3,788	(816)	2,972
Financing and other expense, net	(4,742)	350	(4,392)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	(954)	(466)	(1,420)
Exceptional items, net	1,049	—	1,049
Income tax (expense) benefit	(2,556)	180	(2,376)

Income before goodwill amortization, equity interest and minority interest	(2,461)	(286)	(2,747)
Equity in (losses) earnings of unconsolidated companies and sold affiliates	(277)	(6,486)	(6,763)
Goodwill amortization & impairment	(19,719)	6,750	(12,969)

Income (loss) before minority interest	(22,457)	(22)	(22,479)
Minority interest	(844)	22	(822)

Net income (loss)	€(23,301)	—	€(23,301)

Earnings (loss) per basic share	€(21.44)		€(21.44)

Adjustments to conform to U.S. GAAP:
Cumulative effect of change in accounting principles, after tax	€(17,062)	€2,660	€(14,402)
Business combination and goodwill	32	(250)	(218)
Goodwill impairment charge	(4,425)	1,544	(2,881)
Impairment of long-lived assets	113	—	113
Intangible assets	(23)	—	(23)
Financial instruments	869	39	908
Disposal of investment in BSkyB	(2,025)	—	(2,025)
Employee benefit plans	(72)	—	(72)
Other	(83)	—	(83)
Tax effect on adjustments	1,530	(154)	1,376
Adjustments to conform to U.S. GAAP relative to VUE	—	(1,179)	(1,179)

Sub-total	(21,146)	2,660	(18,486)

U.S. GAAP net income (loss)	€(44,447)	€2,660	(41,787)

Unaudited Condensed Pro Forma Consolidated Statements of Income

as of June 30, 2003

	Six months ended June 30, 2003
	(French GAAP, Unaudited)

		Deconsolidation
	Reported	of VUE	Pro forma

	(In millions of euro)
Revenues	€12,364	€(2,962)	€9,402
Operating expenses	(10,687)	2,467	(8,220)

Operating income	1,677	(495)	1,182
Financing and other expense, net	(666)	165	(501)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	1,011	(330)	681
Exceptional items, net	337	—	337
Income tax (expense) benefit	(633)	131	(502)

Income before goodwill amortization, equity interest and minority interest	715	(199)	516
Equity in (losses) earnings of unconsolidated companies and sold affiliates	(257)	47	(210)
Goodwill amortization & impairment	(588)	113	(475)

Income (loss) before minority interest	(130)	(39)	(169)
Minority interest	(502)	39	(463)

Net income (loss)	€(632)	€—	€(632)

Earnings (loss) per basic share	€(0.59)		€(0.59)

Adjustments to conform to U.S. GAAP:
Cumulative effect of change in accounting principles, after tax	€30	€—	€30
Business combination and goodwill	303	(105)	198
Goodwill impairment charge	—	—	—
Impairment of long-lived assets	(12)	—	(12)
Intangible assets	(3)	—	(3)
Financial instruments	111	6	117
Disposal of investment in BSkyB	—	—	—
Employee benefit plans	(13)	—	(13)
Other	(196)	—	(196)
Tax effect on adjustments	(9)	21	12
Adjustments to conform to U.S. GAAP relative to VUE	—	78	78

Sub-total	211	—	211

U.S. GAAP net income (loss)	€(421)	€—	€(421)

Unaudited Condensed Pro Forma Consolidated Balance Sheet

as of June 30, 2003

	June 30, 2003
	(French GAAP, Unaudited)

		Deconsolidation
	Reported	of VUE	Pro forma

	(in millions of euro)
Assets
Goodwill, net	€21,887	€(7,035)	€14,852
Intangible assets	12,371	(5,642)	6,729
Property, plant and equipment, net	6,178	(1,160)	5,018
Investments accounted for using the equity method	1,352	6,052	7,404
Other investments	3,656	(992)	2,664

Total non-current assets	45,444	(8,777)	36,667

Inventories and work-in-progress	872	(265)	607
Accounts receivable	7,693	(1,458)	6,235
Deferred tax assets	1,392	(682)	710
Short-term loans receivable	331	(1)	330
Other marketable securities	20	—	20
Cash and cash equivalents	3,151	3,068	6,219

Total current assets	13,459	662	14,121

TOTAL ASSETS	€58,903	€(8,115)	€50,788

Liabilities and Shareholder’s Equity
Total shareholder’s equity	€12,476	€—	€12,476
Minority interests	4,373	(316)	4,057
Other Equity	1,000	—	1,000
Deferred income	576	(18)	558
Provision and allowances	2,408	—	2,408
Long-term debt	8,512	(1,733)	6,779
Other non-current liabilities and accrued expenses	3,367	(796)	2,571

	32,712	(2,862)	29,850

Accounts payable	10,798	(1,908)	8,890
Deferred taxes	7,059	(2,076)	4,983
Bank overdrafts and other short-term borrowings	8,334	(1,268)	7,066

Total current liabilities	26,191	(5,252)	20,939

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	€58,903	€(8,115)	€50,788

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      The French commercial code provides that any clause of a corporation’s statuts that conditions legal proceedings against the members of its board of directors or the chief executive officer on the prior approval or on the authorization of the general shareholders’ meeting or which provides in advance for the waiver of such proceedings is void. The French commercial code also provides that a resolution adopted at a general shareholders’ meeting cannot cause the extinction of an action brought against the members of the board of directors or the chief executive officer for damages due to breach of duty in their official capacity.

      A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Item

4.1	Indenture dated July 10, 2003 between The Bank of New York, as trustee, and Vivendi Universal.*
4.2	Form of 6.25% Senior Note due 2008 (included in Exhibit 4.1).*
4.3	Form of 6.25% Senior Note due 2008 (included in Exhibit 4.1).*
4.4	Exchange and Registration Rights Agreement dated July 10, 2003, among Goldman Sachs International, as representative of the Initial Purchasers and Vivendi Universal.*
4.5	Supplemental Indenture dated as of November 21, 2003, between The Bank of New York, as trustee, and Vivendi Universal.
5.1	Opinion of Cravath, Swaine & Moore LLP.
5.2	Opinion of Jean François Dubos.
12.1	Statements re computation of ratio of earnings to fixed charges.
23.1	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).
23.2	Consent of Jean François Dubos (contained in Exhibit 5.2).
23.3	Consent letter of RSM Salustro Reydel and Barbier, Frinault & Cie, a member firm of Andersen Worldwide until April 16, 2002 and a member firm of Ernst & Young International thereafter.
23.4	Consent letter of RSM Salustro Reydel.
24.1	Powers of Attorney (included in the signature pages hereof).
25.1	Form T-1 with respect to the eligibility of the Bank of New York, as Trustee under the Indenture.*
99.1	Form of Dollar Exchange Notes Letter of Transmittal.*
99.2	Form of Euro Exchange Notes Letter of Transmittal.*
99.3	Form of Dollar Exchange Notes Notice of Guaranteed Delivery.*
99.4	Form of Euro Exchange Notes Notice of Guaranteed Delivery.*
99.5	Form of Letter to Clients.*
99.6	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.7	Operating and Financial Review and Prospects for the first quarter 2003 and Unaudited interim financial statements for the first quarter 2003 (French GAAP basis).*
99.8	Guideline for Certification of Taxpayer Identification Number on Substitute Form W-9.*

      (b) Financial Statement Schedules

      See Financial Statements incorporated by reference in the prospectus.

* Previously filed.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions of our statuts or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

(c) The undersigned registrant hereby undertakes (i) to respond to request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-4 and has duly caused this Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York on December 1, 2003.

VIVENDI UNIVERSAL, S.A.

by:	/s/ GEORGE E. BUSHNELL III

George E. Bushnell III
Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No.1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jean-Réné Fourtou	Chairman of the Board of Directors and Chief Executive Officer	December 1, 2003

* Jacques Espinasse	Chief Financial Officer and Principal Accounting Officer	December 1, 2003

* Claude Bébéar	Director	December 1, 2003

* Gérard Brémond	Director	December 1, 2003

* Bertrand Collomb	Director	December 1, 2003

* Fernando Falcó y Fernández de Cordova	Director	December 1, 2003

* Gabriel Hawawini	Director	December 1, 2003

* Henri Lachmann	Director	December 1, 2003

/s/ GEORGE E. BUSHNELL III George E. Bushnell III	Authorized Representative in the United States	December 1, 2003

* Signed pursuant to a power of attorney included below.

*by:	/s/ GEORGE E. BUSHNELL III

George E. Bushnell III
Attorney-in-Fact

POWERS OF ATTORNEY

      We, the undersigned officers and directors of Vivendi Universal, S.A., hereby severally constitute and appoint Jacques Espinasse, Jean-Francois Dubos and George E. Bushnell III (with full power to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEAN-RÉNÉ FOURTOU Jean-Réné Fourtou	Chairman of the Board of Directors and Chief Executive Officer	September 18, 2003

/s/ JACQUES ESPINASSE Jacques Espinasse	Chief Financial Officer and Principal Accounting Officer	September 18, 2003

/s/ CLAUDE BÉBÉAR Claude Bébéar	Director	September 18, 2003

/s/ GÉRARD BRÉMOND Gérard Brémond	Director	September 18, 2003

/s/ BERTRAND COLLOMB Bertrand Collomb	Director	September 18, 2003

/s/ FERNANDO FALCÓ Y FERNÁNDEZ DE CORDOVA Fernando Falcó y Fernández de Cordova	Director	September 18, 2003

/s/ GABRIEL HAWAWINI Gabriel Hawawini	Director	September 18, 2003

/s/ HENRI LACHMANN Henri Lachmann	Director	September 18, 2003

/s/ GEORGE E. BUSHNELL III George E. Bushnell III	Authorized Representative in the United States	September 18, 2003